07066716

HEALTHGRADES®
GUIDING AMERICA TO BETTER HEALTHCARE®

# 2006 Annual Report to Stockholders

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 0 7 2007
WASH, D.C.
209

Dear Stockholder:

During 2006, we experienced strong and stable growth in both our most mature product area, provider services, as well as from one of our more nascent areas, our internet business group. The increase in our internet business group reflects the investments we have made in our physician data and was evidenced particularly in our revenues derived from our Internet Patient Acquisition™ program.

Additionally, we continue to see the HealthGrades brand grow. As evidence of this trend, we saw increased traffic to our website during 2006. Total unique users to our website grew to 31,000,000, an increase of nearly 20% from 2005.

Further, we continued to expand our executive leadership with the hiring of Steve Wood as an Executive Vice President, who is focusing on our strategic health solutions business as well as a brand new offering for us, a co-branded healthcare credit card, which I will discuss further in this letter.

**Financial Results**

During 2006, revenues rose to $27.8 million, a 34% increase over 2005, and our operating income increased to $4.8 million, representing a 22% increase over 2005. We generated approximately $6.4 million in cash flows from operating activities and finished 2006 with over $16.0 million in cash and cash equivalents. In addition, our working capital increased over $2.0 million from 2005 to $7.0 million.

**Our Products and Services**

The sales of our marketing and quality solutions products to hospitals accounted for $20.1 million or 72% of our revenues in 2006. Revenue from these products in 2006 increased by 33% over the same period of 2005. Nearly 30% of new sales of our marketing and quality solutions to hospitals in 2006 were sales of additional products into our current client base. We believe these types of "upsells" are a significant opportunity as our hospital client base continues to grow. We have not only the opportunity to sell additional marketing and quality solutions products to our current hospital clients, but also some of our newer products such as our Internet Patient Acquisition program. In fact, for 2007, some of our initial targets for the Internet Patient Acquisition program are our current hospital clients.

In addition to our provider services growth, revenue from our internet business group increased by 70% over 2005. This increase was principally due to our contract with Tenet Healthcare for our Internet Patient Acquisition services as well as increased sales of our physician reports to consumers. Finally, our strategic health solutions business declined by approximately 6% over 2005. We are enthusiastic about our opportunities in our strategic health solutions business, but we also recognize that this area has more competition than our other businesses and the sales cycles tend to be lengthy.

We believe we are uniquely positioned for 2007. We have developed a proven business with respect to our provider services products that have historically grown at 30% or more each year for the last several years. We anticipate similar performance from this area in 2007. In addition, we have continued to invest in some of our more nascent business areas, such as our internet business group. In 2006, we continued our investment in and build-out of our Internet Patient Acquisition product. We have also recently added a dedicated sales staff for this product and have begun to test advertising on our website. We believe that advertising represents a significant opportunity for us in the coming years given the targeted nature of our site. Based on our experience, we know that consumers coming to our website are not simply searching for general healthcare content as they do on many other sites, but rather are ready to take action. We believe that the 3,000,000 monthly unique visitors to our website combined with the targeted nature of their search, makes us a potentially powerful conduit for advertisers anxious to obtain a consumer-facing internet presence. With the continued increase in internet advertising by many pharmaceutical and device companies as but one example, we believe testing our ability to monetize this space will be an important endeavor for us over the next year.

In January 2007, we became the majority owner of a newly formed company, Healthcare Credit Solutions, LLC (HCS). In consideration for a 50.1% ownership interest, we contributed $750,000 in cash. HealthCo, LLC, an entity owned by three individuals, including Steve Wood, contributed intellectual property in the form of a trademark license agreement for a minority ownership interest of 49.9%. Through this subsidiary, we are launching another new product offering, a LifeRewards™ co-branded credit card. This product will be marketed first to hospital systems and other large healthcare entities. We believe that many consumers with planned healthcare expenditures will see the appeal of this card over other co-branded credit cards; with LifeRewards™, consumers will accumulate points that can be redeemed for real healthcare expenditures rather than accumulating points to purchase vacations or other "non-essential" products. This product is in its very early stages, but we believe that there is a significant long-term opportunity in this area for us.

**Stock Repurchase**

In June 2006, our Board of Directors approved a stock repurchase program which authorizes us to repurchase up to 3.0 million shares of our common stock. Through December 31, 2006, we repurchased 758,520 shares of our common stock for an aggregate purchase price of approximately $3.3 million.

**Recent Updates**

May 2007 saw some important results for us in two of our outstanding legal matters. On May 1, 2007, the panel of arbitrators in the Hewitt arbitration entered an award with respect to our claims against Hewitt. The arbitration panel awarded us $3.6 million, prejudgment interest in the amount of $192,000 and attorneys fees. In addition, on May 14, 2007, an award was entered in my favor in connection with my claims of defamation and outrageous conduct in a matter that has been pending against certain collection agency parties. For these claims, the arbitrator awarded me compensatory damages totaling $1.9 million and punitive damages totaling $960,000.

In May 2007, NASDAQ approved our application to transfer our exchange listing from the NASDAQ Capital Market® to the NASDAQ Global Select Market. We believe this development is reflective of the results we achieved in 2006 and our improved stock price.

**Summary**

We are pleased with our results in 2006 as we achieved sustained growth while continuing to invest in new products. Looking ahead, we believe we have an ideal mix of proven products and new opportunities. We realize that continuing to bring new products to market and being market pioneers is something that we not only expect of ourselves, but our investors do as well. Some of our newer offerings such as HCS are reflective of this focus.

We are excited about our current positioning and believe we are well situated for continued growth. We look forward to continuing to report to all of you on our progress throughout the year.

Sincerely,

Kerry R. Hicks
Chairman of the Board and Chief Executive Office

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(AMENDMENT NO. 1)

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 for the
fiscal year ended December 31, 2006 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 for the
transition period from _______ to _______

Commission file number 0-22019

HEALTH GRADES, INC.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Delaware<br>(State or other jurisdiction of incorporation or organization) | 62-1623449<br>(I.R.S. Employer Identification No.) |
| 500 Golden Ridge Road Suite 100<br>Golden, Colorado<br>(Address of principal executive offices) | 80401<br>(Zip Code) |

Registrant's telephone number, including area code: (303) 716-0041

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

| Title of each class | Name of each exchange on which registered |
|---|---|
| None | None |

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Stock, par value $.001 per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this annual report on Form 10-K or any amendment to this annual report on Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 under the Exchange Act (check one).

Large Accelerated Filer [ ] Accelerated Filer [X] Non-Accelerated Filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 under the Exchange Act. Yes [ ] No [X]

As of June 30, 2006, the aggregate market value of the Common Stock held by non-affiliates of the registrant was $91,418,549. Such aggregate market value was computed by reference to the closing sale price of the Common Stock as reported on the NASDAQ Capital Market on such date. For purposes of making this calculation only, the registrant has defined "affiliates" as including all executive officers, directors and beneficial owners of more than five percent of the Common Stock of the Company.

As of April 25, 2007 there were 28,688,577 shares of the registrant's Common Stock outstanding.

Health Grades, Inc. (the "Company") is filing this Amendment No. 1 ("Amendment No. 1") to its Annual Report on Form 10-K for the year ended December 31, 2006, to include Items in Part III (Items 10, 11, 12, 13 and 14) previously omitted in accordance with General Instruction G.3 from the Annual Report on Form 10-K filed by the Company on March 16, 2007 (the "Original Filing"). The Form 10-K/A also includes updated certifications of the Company's principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed to correct the omission of required language in paragraph 4.b of the certifications in the Original Filing.

Other than as described above, no changes have been made to any Items previously filed in the Form 10-K, and this Amendment No. 1 does not reflect events occurring after the Original Filing or modify or update those disclosures affected by subsequent events.

DOCUMENTS INCORPORATED BY REFERENCE

TABLE OF CONTENTS



## Special Note Regarding Forward-Looking Statements

This Report contains forward-looking statements that address, among other things, the availability of healthcare data, sufficiency of available funds, anticipated future revenues, anticipated capital expenditures, exercises of stock options and impact of interest rates in our investment account. These statements may be found under "Item 1-Business," "Item 1A-Risk Factors," and "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as in this Report generally. We generally identify forward-looking statements in this report using words like "believe," "intend," "expect," "may," "will," "should," "plan," "project," "contemplate," "anticipate" or similar statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including: non-renewal or cancellation of contracts, unanticipated capital expenditures, failure to achieve anticipated revenue increases, decline in our stock price, and material changes in our balances of cash, cash equivalents and short-term investments. In addition, other factors that could cause actual events or results to differ materially from those discussed in the forward looking statements are addressed in "Risk Factors" in Item 1A and matters set forth in the Report generally. We undertake no obligation to update publicly any forward-looking statements.

PART I

Item 1. Business

## BUSINESS

### Overview

Health Grades, Inc. ("HealthGrades") provides proprietary, objective ratings of hospitals, nursing homes and home health agencies. We also provide detailed information on physicians, including name, address, phone number, years in practice, information on whether they are board certified, whether they are free of state and federal sanctions and many other items. We provide our clients with healthcare information, including information relating to quality of service and detailed profile information on physicians, that enables them to measure, assess, enhance and market healthcare quality. Our clients include hospitals, employers, benefits consulting firms, payers, insurance companies and consumers.

See our Financial Statements in Item 8 for our revenue, profits and losses and total assets for the last three years.

On our website at www.healthgrades.com, we currently provide ratings or profile information relating to the following healthcare providers:

- Over 5,000 hospitals;
- Over 700,000 physicians in more than 120 specialties; and
- Over 16,000 nursing homes.

We offer services to hospitals that are either attempting to communicate their clinical excellence to their internal staff, consumers, and physicians and/or are working to improve quality. For hospitals that have received high ratings, we offer the opportunity to license our ratings and trademarks and provide assistance in their marketing programs at an institutional level (e.g., hospital clinical excellence and exceptional experience regarding the overall number and type of patient safety incidents within a hospital) at a service line level (e.g. cardiac, pulmonary, vascular, etc.) and at a medical issue level (e.g., within the cardiac service line-coronary bypass surgery, heart attack, heart failure, etc.). We also offer physician-led quality improvement engagements and other quality improvement analysis and services for any hospitals that are seeking to understand why they have quality issues compared to other, higher-rated hospitals and how they can improve quality.

In addition, we provide basic and detailed profile information on a variety of providers and facilities. We make this information available to consumers, employers, benefits consulting firms and payers to assist them in selecting healthcare providers. Basic profile information for certain providers is available free of charge on our website, www.healthgrades.com. For a fee, we offer healthcare quality reports with respect to hospitals, nursing homes and physicians. These reports provide more detailed information than is available free of charge on our website. Report pricing and content varies based upon the type of provider and whether the user is a consumer or a healthcare professional (for example, a medical professional underwriter).

We also provide an Internet Patient Acquisition™ program, formerly referred to as Patient - Provider Gateway™, under which a physician can sponsor his or her own profile. Physician Quality Reports™ for physicians that are participating in our Internet Patient Acquisition program are made available to consumers without charge. The Internet Patient Acquisition program is designed to give physicians an opportunity to engage in a cost-effective complement to other traditional marketing mediums (e.g., telephone directories, newspapers, radio, billboards, etc.). In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting which tracks, among other things, the number of consumers that view the physician's premium profile

Additionally, we provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations that license our Health Management Suite of products (formerly, Quality Ratings Suite™) – Hospital Quality Guide™, Physician Quality Guide™, Nursing Home Quality Guide™ and Home Health Quality Guide™. This information can be customized so that, for example, an employee can have online access to quality data relating to healthcare providers within the provider network available under the employee's health plan.

**Healthcare Provider Quality Information**

We compile comprehensive information regarding various healthcare providers and distill the information to meet the requirements of consumers, employers, payers and other customers. While we provide certain information without charge on our website, we charge users for more detailed information. Our revenues are generated, in part, through the provision of healthcare information derived from our databases in a manner that can be useful to consumers, employers, benefits consulting firms, payers and others.

The www.healthgrades.com website is a healthcare information website that provides rating and other profile information regarding a variety of providers and facilities. Our goal is to provide healthcare information that enables consumers to locate the right provider at their time of need.

*Hospital Specialty and Programmatic Ratings* – We currently provide risk-adjusted hospital quality ratings for 30 medical issues. For 28 medical issues, including, among others, coronary bypass surgery, acute myocardial infarction (heart attack), stroke, total knee or hip replacement and back and neck surgery, the risk adjustment is based upon our methodology. For Gastrointestinal Procedures and Surgeries and Respiratory Failure, the risk adjustment is based upon methodology developed by 3M Corporation. In addition, users can compare hospitals utilizing our programmatic ratings for maternity care and women's health. We have termed these "programmatic ratings" because our maternity care ratings and our women's health ratings, which include our maternity care ratings, are based in part upon the presence or absence in a hospital's maternity care program, of specified attributes, described below, and not solely on mortality or complication rates at a discrete medical issue level as our other ratings are. Our programmatic ratings, bariatric surgery, and appendectomy are currently available in 17 states that provide us with all-payer data, as further described below. In general, we update all ratings each fall, except for our programmatic ratings, which we typically update every spring.

For each particular medical issue chosen by the user, other than those relating to maternity care and women's health, we provide a rating system of five stars, three stars or one star (five stars is the highest rating; one star is the lowest) for virtually every hospital in the United States. We base all of our ratings, except ratings on maternity care and women's health, bariatric surgery, and appendectomy, on three years of MedPAR (Medicare Provider Analysis and Review) data that we purchase from the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), known as CMS. Maternity care and women's health, bariatric surgery, and appendectomy ratings are based on the all-payer data sets made available by 17 states. The MedPAR and state databases contains the inpatient records of all patients in those 17 states and Medicare patients, respectively. We apply proprietary algorithms to the data to account for variations in risk in order to make the data comparable from hospital to hospital. In the initial analysis of the data, a separate data set is created for each group of patients having a specific procedure or diagnosis (e.g., coronary bypass surgery, total hip replacement), based on ICD-9-CM coding. The ICD-9-CM (International Classification of Diseases, Clinical Modification) is the widely adopted system of assigning codes to diagnoses and procedures associated with hospital utilization in the United States. The ICD-9-CM is used to code and classify mortality data from death certificates. Each group of patients is defined by using the information on diagnoses and procedures coded in the patient records. The quality measure for some procedures or diagnoses is mortality, while the quality measure for others is major complications.

Generally, approximately 70% to 80% of hospitals studied are classified as three stars. The three star rating is applied when there is no difference, statistically speaking, between a hospital's predicted and actual performance. Approximately 10% to 15% of hospitals are rated five stars, which means that their performance is statistically better than expected. Approximately 10% to 15% of hospitals are rated one star, meaning that their performance was statistically worse than expected.

For our maternity care ratings and women's health, bariatric surgery, and appendectomy, which also are subject to the five star rating system, we use state all-payer files from 17 individual states derived from the inpatient records of persons who utilize hospitals in those states. The 17 states represented on the site are: Arizona, California, Florida, Iowa, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, North Carolina, Pennsylvania, Texas, Utah, Virginia, Washington, and Wisconsin. This data represents all discharges for the 17 states over a three-year period set from 2002-2004. For maternity care, we analyzed several factors, such as volume of vaginal and cesarean delivery complications, for each hospital within the 17 all-payer states. We then developed a system that assigned a weight to each factor based on its importance to the quality of maternity care. Based upon the application of this system, the top 15% of hospitals in the 17 states receive five stars, the middle 70% receive three stars and the bottom 15% receive one star.

For the women's health ratings, the ratings are based upon outcomes in maternity care services and cardiac/stroke mortality outcomes for women. The top 15% of hospitals in the 17 states receive five stars, the middle 70% receive three stars and the bottom 15% receive one star.

Bariatric surgery and appendectomy ratings are based on the presence of major complications. These ratings are created using the same methodology as the MedPAR ratings but are based on the state data available in 17 states.

*Institutional and Service Line Hospital Awards* - We recognize exceptional quality outcomes at an institutional level (e.g. hospital clinical excellence and patient safety) as well as at service line level. Hospitals that achieve distinction from us for their exceptional quality outcomes receive our Distinguished Hospital Award for Clinical Excellence™ (DHA-CE). This is an annual distinction that we typically announce at the beginning of each calendar year. For our 2007 award year, we segregated hospitals into two groups: teaching and non-teaching hospitals. Non-teaching hospitals were further segmented by size with community hospitals being fewer than 200 beds. For a hospital to be considered for the DHA-CE, a hospital was required to have an average overall star rating of at least 3.3 and in-hospital mortality or major complication rating in at least 22 of the 28 medical issues that we rate using MedPAR data. The top 20% of hospitals that met this criteria, ranked in descending order by their average star rating derived from averaging all of their HealthGrades' ratings, from each of the groups (teaching, non-teaching and community) were awarded the DHA-CE designation.

In 2007, 266 hospitals nationwide received the DHA-CE designation in 2007, which identifies hospitals with clinical outcomes in the top 5% in the country.

Hospitals that have demonstrated superior and sustained clinical quality, and have consistently received our DHA-CE designation the most consecutive years, are included in America's 50 Best Hospitals Report, which was published in February 2007. To receive this distinction, hospitals who were DHA-CE recipients for all of the four and five years that we awarded the DHA-CE were identified. Hospitals who were DHA-CE recipients for all of the last four years were sorted by z-score (standard score), using the average z-score from the most recent DHP-CE analysis. The top hospitals from this list were then added to the list of five-year awardees of the DHA-CE to create a list of America's 50 Best Hospitals.

Hospitals that achieve distinction from us for their exceptional patient safety performance receive our annual Distinguished Hospital Award for Patient Safety™ (DHA-PS). This distinction is based on 16 of the Agency for Healthcare Research and Quality's (AHRQ) Patient Safety Indicators (PSI's) (including, among others, post-operative hip fracture, post-operative hemorrhage or hematoma and post-operative sepsis) and recognizes exceptional experience regarding the number and type of patient safety incidents within a hospital. We utilized the PSI software developed by AHRQ to determine the patient safety rates for each individual PSI. We then created an overall patient safety score for every hospital utilizing the PSI software developed by AHRQ. For our 2006 award year, we segregated hospitals between teaching and non-teaching. In order to achieve distinction, hospitals were required to have an average overall HealthGrades star rating of at least 2.5 and have a HealthGrades star rating in a minimum number of 19 of the 28 medical issues we rate using MedPAR data. The top 15% of the hospitals that met these criteria, ranked in descending order by their average overall patient safety score, from each of the groups (teaching and non-teaching) were awarded the DHA-PS designation. In 2006, recipients of the DHP-PS represented less than 5% of the total hospitals evaluated. Nationwide, 114 teaching hospitals and 124 non-teaching hospitals received the DHA-PS designation in 2006.

Each year we issue Specialty Excellence Awards™ to hospitals performing in the top ten percent in the nation in clinical excellence in each of thirteen specialty care areas that include: bariatric surgery, cardiac care, cardiac surgery, orthopedic, joint replacement, stroke, vascular, pulmonary, gastrointestinal, critical care, maternity care, general surgery and women's health.

*Physician Quality Reports™* - We provide quality information on over 700,000 physicians. This information includes, to the extent available through our data sources, primary and secondary specialty areas, medical school attended, years since medical school, residency, memberships, fellowships, address, telephone number, board certification, malpractice data, hospital affiliation and federal or state medical board sanction information. This data is compiled from a variety of public and private data sources. As not all physician information is identified by a specific physician identifier (e.g., Unique Physician Identification Number, or UPIN), we have developed an extensive matching process designed to properly match the various data elements that we compile from numerous data sources to the appropriate physician. In most cases, our Physician Quality Reports are available to consumers for a fee. We currently charge $17.95 per physician report. We utilize online media to attract a significant percentage of the visitors to our website. Currently, the majority of the traffic to our website is derived through major search engines and is displayed as part of the "free" search results. However, we also pay for certain keywords that enable HealthGrades to be displayed in certain banner or "paid" search results as well.

Our Internet Patient Acquisition™ program, formerly referred to as Patient - Provider Gateway™, under which a physician can sponsor his or her own profile, is described below. Physician Quality Reports for physicians who are participating in our Internet Patient Acquisition program are made available to consumers without charge.

*Internet Patient Acquisition* - This program is designed to increase the efficiency and profitability of participating physicians through marketing and patient education. Under this program, we design a premium profile for the physician that incorporates

HealthGrades' source-verified information (e.g., board certification, years in practice, etc.) as well as information provided directly from the physician (e.g., practice philosophy, office hours, etc.). This premium profile is then made available, without charge, to all consumers searching our website. The Internet Patient Acquisition program is designed to give physicians an opportunity to engage in a cost-effective complement to other traditional marketing mediums (e.g., telephone directories, newspapers, radio, billboards, etc.). In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting which tracks, among other things, the number of consumers that view the physician's premium profile.

*Nursing Home Ratings* - We provide ratings of the performance of nursing homes across the United States that are Medicare or Medicaid certified and active in these programs. We typically update these ratings on a monthly basis. In preparing the ratings, we analyze licensing survey data from CMS's Online Survey Certification and Reporting (OSCAR) database and complaint data from CMS's Skilled Nursing Facility (SNF) Complaint database. Licensing surveys are inspections that assess compliance with standards of patient care such as staffing, quality of care and cleanliness. Complaint surveys are investigations of complaints and serious problems. Nursing homes whose most recent survey date was more than 20 months prior to the date the data was received by HealthGrades are not included in the analysis. Stand-alone Medicare and/or Medicaid nursing homes are analyzed apart from Medicare, hospital-based nursing homes. We do not rate Medicare, hospital-based nursing homes because these facilities are designed for short-term patient care. In addition, nursing homes with only one licensing survey are not included in our analysis. The ratings are assigned on a state by state basis, rather than nationally, because the surveys from which information is derived are conducted by state agencies, and there may be variations between the states' survey processes and results. The highest rated 30% of nursing homes receive five stars, the middle 40% of nursing homes receive three stars and the bottom 30% receive one star.

**Information and Related Services for Hospitals, Employers, Consumers, Benefits Consulting Firms, Payers and Professionals**

The information provided on our www.healthgrades.com website, and the database from which this information is derived, forms the basis of our marketing efforts. While some information is provided free of charge on our website, we seek to generate revenues from hospitals, as well as employers, consumers and others as described below:

**Services for Hospitals** - We offer programs that provide business development tools and marketing assistance for hospitals seeking to distinguish themselves with respect to their clinical quality. We also provide consulting services and analytical products for hospitals seeking to understand and improve their quality. Our programs, described in more detail below, primarily cover the following clinical service lines:

- Cardiac;
- Orthopedics;
- Vascular;
- Pulmonary;
- Neurosciences;
- Gastrointestinal;
- Critical care;
- General surgery;
- Bariatric surgery;
- Maternity care; and
- Women's health.

Strategic Quality Initiative (SQI). We offer our SQI (Strategic Quality Initiative) program to highly rated providers only after our ratings are completed. We do not adjust our ratings based on whether a provider is willing to license with us.

The SQI program provides business development and marketing tools to hospitals that are highly rated by us. Under our SQI program, we license the commercial use of the HealthGrades corporate mark, applicable data and multiple marketing messages that may be used by hospitals to demonstrate third party validation of excellence, and HealthGrades' online marketing services, including, among other things:

- HealthGrades' name, logo, stars and current ratings data including performance score;
- National designation (e.g., Top 5% in the Nation, Top 10% in the Nation) as applicable;
- Specialty Excellence Award for a licensed service line as applicable;
- State rank (e.g., Best in State, Best in Region) as applicable (not available for maternity care or women's health);

- Marketing messages developed and approved by HealthGrades;
- Premium placement of Enhanced Hospital Profile on the HealthGrades' website in the physician search section for the Internet Patient Acquisition (IPAC) Service Line(s) licensed;
- Client password-protected access to a template in which Client can input and update its hospital profile information at Client's convenience;
- Quality Ratings Analysis (QRA) to help hospitals to understand the data methodology underlying their ratings and what they can do to continue to improve their quality;
- Ratings comparisons developed and approved by HealthGrades;
- Detailed analysis of client outcomes to understand individual star ratings; and
- Competitive comparisons to use in service line market positioning.

The license may be in a single service line (e.g., Cardiac) or multiple service lines (for example, Cardiac, Neurosciences and Orthopedics). In addition, the SQI program provides ongoing access to our marketing service and resources, including our in-house healthcare consultants, tailored to the hospital's specific needs.

Strategic Quality Partnership (SQP). The SQP program (formerly, Distinguished Hospital Program or, "DHP"), recognizes clinical excellence in hospitals across our range of service lines. Hospitals that contract with us for the SQP program receive all of the SQI features described above with respect to their licensed service areas. In addition, hospitals can reference the additional Distinguished Hospital Award for Clinical Excellence™ designation. Hospital clients are provided with additional marketing and planning assistance with respect to the Distinguished Hospital Award designation as well as a trophy for display at the hospital. This program also includes a quality analysis module to help hospitals understand their ratings and what they can do to continue to improve their quality.

America's 50 Best Hospitals. Hospitals that have demonstrated superior and sustained clinical quality, and have consistently received our DHA-CE designation the most consecutive years, are included in America's 50 Best Hospitals Report, which was issued in February 2007. Hospitals that contract with us for the America's 50 Best Hospitals receive the following under the SQP-Premium agreements

- All of the SQP features described above;
- Either the America's 50 Best Hospitals trophy or the standard Distinguished Hospital Award for Clinical Excellence trophy;
- Customized video featuring a HealthGrades executive congratulating the client on the America's 50 Best Hospitals Award;
- One additional on-site visit by a HealthGrades senior consultant or vice president for CEO media training; and
- Services for the client's CEO to help the client learn how to best discuss quality with the media;

Beginning in January 2004, we ceased offering exclusivity under our contracts. As our agreements are typically three years (with the ability to terminate on an annual basis), all exclusivity provisions have expired as of December 31, 2006.

Distinguished Hospital Program for Patient Safety™ (DHP-PS). The DHP-PS recognizes hospitals with the best patient safety records in the nation. This award recognizes exceptional outcomes based on 13 patient safety indicators from the AHRQ. Under our DHP-PS program, we license the commercial use of the HealthGrades corporate mark, applicable data and marketing messages that may be used by hospitals to demonstrate third party validation of excellence, including:

- HealthGrades name and logo;
- Distinguished Hospital Award for Patient Safety ("DHA-PS") designation and trophy for that year; and
- Marketing messages developed by HealthGrades.

This program also includes a quality analysis module to assist hospitals in understanding their ratings and what they can do to continue to improve their quality.

Quality Assessment and Implementation (QAI). Our QAI program is principally designed to help a hospital improve the quality of its care in particular service lines. Using our database and on-site interviews, we measure how well the hospital performs relative to national and regional best practices and help identify measures to improve quality. Detailed quality comparisons are also available a the hospital, physician group and individual physician level. Our physician-led consultants work on-site with the hospital staff and physicians to present the data and assist in the quality analysis and quality improvement. Under our QAI program, with respect to the areas licensed by the hospital, we will provide services such as the following: four onsite visits per year; charter review to facilitate root cause analysis of quality problems; detailed analysis of the last two years of the client's all-payer data; and hospital and individual quality profiles for high volume physicians.

Quality Assessment (QA). The QA program involves onsite interviews, chart review, and a presentation to administrative, physician and quality improvement staff on our findings and recommendations related to quality improvement. Upon completion of the QA program the client has the option, at a reduced fee, to participate in a QAI program for the licensed service line.

Quality Report for Hospital Professionals™ - Clinical Service Line. We provide hospitals with a comprehensive report that enables them to improve quality of care by benchmarking their outcomes against national five-star hospitals and local competitors, detailing the strengths and weaknesses of their public quality profile and analyzing their quality data underlying their specific star ratings.

Quality Report for Hospital Professionals™ - Patient Safety. We provide reports that analyze hospitals' performance within thirteen patient safety indicators established by the Agency of Healthcare Research and Quality (AHRQ), compare their performance against the best practice benchmark, the national average and their state average and details the strengths and weaknesses of their public safety profile.

**Additional Services for Employers, Benefits Consulting Firms, Payers and Others** - We license access to, and customize our database for, employers, benefits consulting firms, payers and others. Modules currently available are as follows:

**Find a High-Quality Provider:**

- Hospital Quality Guide™
- Physician Quality Guide™
- Nursing Home Quality Guide™
- Home Health Quality Guide™

We offer our customers these modules in a standard format without customization for specific geographic areas or provider networks, through our Health Management Suite (formerly Quality Rating Suite) product. For an additional fee, customers can integrate our modules within their online provider directories, and we can customize our database for specific geographic areas and provider networks as well as modify the look and feel of the modules. Depending on the client's needs, we can customize our content for the intended users. Some of the healthcare quality information available to our customers and their users within our modules are as follows:

Hospital Quality Guide

- Easy-to-understand star ratings on over 100 medical issues (28 medical issues utilizing our methodology and over 73 medical issues utilizing 3M's APR-DRG methodology) and by service line based on risk-adjusted outcome measures;
- Cost, length of stay, procedure volume and distance to facility;
- Hospital profile information;
- The Leapfrog Group (a data collection, analysis, and support services group) safety measures;
- AHRQ patient safety indicators;
- CMS quality measures;
- Overall hospital rating; and
- Consumer-friendly navigation and terminology.

Physician Quality Guide

- Addresses and phone numbers;
- State and federal sanction information (if any) within the last 5 years;
- Board certification;
- Medical school attended;
- Years since medical school;
- Gender;
- Foreign languages; and
- Ratings of affiliated hospitals (hospitals for which the physician has privileges).

Nursing Home Quality Guide

- Overall star rating based on comparison to other facilities within the state;
- Details of the last four licensing surveys;
- Complaint investigations;
- Repeat violations; and
- State averages for violations and inspections.

Home Health Quality Guide

- Overall star rating based on comparison to other home health agencies within an individual state;
- Licensing survey deficiencies;
- Complaint investigations; and
- Repeat violations.

**Healthcare Budget:**

Medical Cost Calculator

- Access real-world prices that help consumers to budget and plan healthcare expenditures;
- Cost information on 55 episodes of care and more than 200 tests by geography, gender and age;
- Research the price of diagnostic tests and calculate out-of-pocket costs based on coverage and category, such as stress tests, MRIs and blood pressure checks; and
- Estimate the cost of a 'visit,' including the price for specialty procedures and standard examinations.

Provider Select

- Verify which health plans individual providers are affiliated with or select physicians and hospitals based on health plan coverage; and
- Determine which physicians are accepted by your specific health plan to help prepare for a medical procedure or to choose providers during open enrollment of employee benefits.

**Optimize Your Health:**

Preventative Care

- Interactive tools which help consumers assess health status or issues based on personal data (e.g., risk of heart disease, diabetes, asthma, depression, etc.); and
- Personal calculators to track and manage: calories, stress, activities and smoking.

Managing Your Condition

- Information and tools to assist consumers in managing a chronic disease or condition; and
- Action sets provide consumers with in-depth information and practical tools to help them take action in managing chronic illnesses.

Decision Support

- Decision Points provide the framework to help consumers make personal health decisions about tests and treatment option; and
- Interactive tools and quizzes guide consumers to more personalize healthcare.

Drug Checks

- Tools that empower consumers to improve communication with their doctor and pharmacist by providing in-depth content on a variety of medications and conditions; and
- A comprehensive reference list of prescription and non-prescription drugs and medications.

**Healthcare Quality Reports for Professionals** - We offer comprehensive quality information to organizations in need of current and historical quality information on nursing homes and hospitals. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items.

*Nursing Home Quality Report for Professionals*™ - Our primary customers for our Nursing Home Quality Reports for professionals are medical professional liability underwriters. We currently offer the following three categories of reports on nursing homes: Nursing Home Quality Report; Executive Summary Reports and Risk Assessment Report. Our Nursing Home Quality Report for Professionals contains detailed information on ownership, certification history, staffing and patient demographics as well as performance and ranking data from health, state complaint and licensing surveys. Our Executive Summary Report summarizes this information. Our Risk Assessment Report is a textual analysis of the Nursing Home Quality Report that highlights potential problem areas within a facility that require risk management.

*Hospital Quality Report for Professionals*™ - Our Hospital Reports contain detailed information on ownership, services provided and clinical performance outcomes. Some of the features of our reports include:

- Risk and severity-adjusted performance measures for cardiac, neurosciences, stroke, vascular, orthopedics and pulmonary service lines (as well as the underlying medical issue for each service line);
- Programmatic ratings for women's health and obstetrics;
- Comparative statistics and state/national benchmarks;
- Infections, complication and mortality rates; and
- "Cases At Risk" analysis, which projects how many cases are likely to have adverse outcomes based upon our proprietary mortality or complication rate analysis.

**Healthcare Quality Reports for Consumers** - We offer comprehensive quality information to consumers that provide current and historical quality information on hospitals and nursing homes. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items.

*Hospital Quality Report*™ for Consumers - Our Hospital Quality Reports for Consumers include:

- Ratings for all procedures and diagnoses rated by HealthGrades for the hospital;
- Survey data prepared in connection with the Leapfrog Group;
- HealthGrades' methodology and helpful hints for choosing a hospital; and
- Cost data.

*Nursing Home Quality Report*™ for Consumers - Our Nursing Home Quality Reports for Consumers include:

- Our rating for the particular nursing home;
- Health survey history with descriptions and severity of the deficiencies for the last four licensing surveys;
- Instances of repeated deficiencies;
- How the nursing home compares to others in the state; and
- Our methodology and helpful hints for choosing a nursing home.

*Physician Quality Report*™ for Consumers - Our Physician Quality Reports for Consumers include:

- Addresses and phone numbers;
- Board certification information;
- Education information, including medical school and residency;
- Malpractice data;
- Memberships;
- Fellowships;
- State and federal sanction information (if any) within the last 5 years;
- Name and address of area hospitals;
- Gender and age;
- National comparative statistics in board certification and sanction activity regarding physicians in the same specialty field; and
- Information on how to choose a physician with a checklist and guide.

## Competition

With respect to our quality services for hospitals, we face competition from data providers such as Solucient and healthcare consulting companies such as GE Medical Systems, CareScience and Premier that offer certain consulting services to hospitals. Many of these companies have well established consulting practices with a large number of employees dedicated to these services. The ability to demonstrate the value of marketing and consulting programs, name brand recognition and cost are the principal factors that affect competition.

We face competition with respect to our service offerings to employers, benefits consulting firms, payers, consumers and others from companies that provide online information and decision support tools regarding healthcare providers and physicians. Several companies currently offer online healthcare information and support tools such as WebMD. WebMD has a well-established web platform which is widely known as the most trafficked healthcare website on the internet today for general healthcare content. However, we believe that the nearly three million unique consumers who visit our website each month are active consumers that are searching for very targeted information (e.g. selection of a healthcare provider). We believe that the ability to provide accurate and comprehensive healthcare information in a manner that is cost-effective to the client is the principal factor that affects competition in this area.

## Company History

We are a Delaware corporation incorporated in December 1995 under the name Specialty Care Network, Inc. Upon commencement of operations in 1996, we were principally engaged in the management of physician practices engaged in musculoskeletal care, which is the treatment of conditions relating to bones, joints, muscles and connective tissues. During 1998, we began to focus on the provision of healthcare information through the establishment of our healthcare provider quality ratings and profile information, which we first introduced on our website. Since that time, we have expanded the scope of our healthcare information services to encompass the additional services described above.

In January 2000, we changed our name to Healthgrades.com, Inc. In November 2000, we changed our name to Health Grades, Inc.

## Government Regulation

The delivery of healthcare services has become one of the most highly regulated of professional and business endeavors in the United States. Both the federal government and the individual state governments are responsible for overseeing the activities of individuals and businesses engaged in the delivery of healthcare services. The focus of Federal regulation of healthcare businesses and professionals is based primarily upon their participation in the Medicare and Medicaid programs. Each of these programs is financed, at least in part, with federal funds. State jurisdiction is based upon its financing of healthcare as well as the states' authority to regulate and protect the health and welfare of its citizens.

A provision of the federal Social Security Act, commonly known as the Anti-Kickback Statute, prohibits kickbacks, rebates and bribes in return for referrals of federal health care program services. This law provides an extremely broad base for finding violations. Indeed, any remuneration, direct or indirect, offered, paid, solicited, or received, in return for referrals of patients or business for which payment may be made in whole or in part under Medicare, or a state healthcare program (Medicaid) could be considered a violation of law. The language of the Anti-Kickback Statute also prohibits payments made to anyone to induce them to "recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part" by a federal health care program. Criminal penalties under the Anti-Kickback Statute include fines up to $25,000, imprisonment for up to 5 years, or both. In addition, acts constituting a violation of the Anti-Kickback Statute may lead to additional civil penalties, such as fines, assessments and exclusion from participation in the Medicare and Medicaid programs.

To provide more direct guidance on the interpretation of the Anti-Kickback Statute, the Office of Inspector General, or OIG, of the Department of Health and Human Services (DHHS) has developed regulations regarding what types of business arrangements are not to be considered violative of the law and to develop criteria to be applied to any new arrangement to determine whether it is acceptable under the law. The regulations are known as "Safe Harbors" and address activities that may technically violate the Anti-Kickback Statute, but are not to be considered as illegal when structured to conform with the proposed regulation. The OIG has also set forth specific procedures by which the DHHS, through the OIG, in consultation with the Department of Justice (DOJ), will issue advisory opinions to outside parties regarding the interpretation and applicability of anti-kickback and certain other statutes relating to federal and state healthcare programs.

Whenever an arrangement exists with an entity capable of providing services reimbursed by Medicare or Medicaid, the arrangement must be analyzed to determine if the Anti-Kickback Statute is implicated (i.e., can the arrangement be characterized as involving remuneration intended to induce referrals for the provision of covered services). Because our customers will, in some instances, be healthcare providers, we must be mindful of state and federal laws; that is, we want to be sure that any payments to us will not be considered a payment for a referral of patients or business that HealthGrades controls.

The only payments made to us by providers and practitioners will be for access to information, to make their HealthGrades' profiles available to consumers without cost, or for evaluation and consulting services - not to induce referrals. Nevertheless, federal courts have interpreted the anti-kickback provisions very broadly to prohibit even those payments made in return for legitimate services, if the intent to induce referrals can be inferred from the arrangement. Where the payments made under an agreement represent fair market value or reasonable remuneration for the goods, services or other consideration being received, however, there should be less factual support for any inference that payments are in exchange for referrals.

There is a potential that our arrangements could be brought within the personal services and management agreement safe harbor regulation enacted under the anti-Kickback Statute. The personal services and management agreement safe harbors provide that payments under such agreements will not constitute remuneration under the Anti-Kickback Statute if the payments meet seven criteria, including that the agreement is set out in writing and is signed by the parties, and that aggregate compensation is set in advance, is consistent with fair market value and does not take into account the volume or value of any referrals or business generated between the parties. Unless an arrangement meets all of the terms of a safe harbor, the government could attempt to draw an inference that payments made constitute remuneration and that at least one purpose of the remuneration is to induce referrals. However, failure to meet the safe harbors does not render an arrangement per se unlawful. We believe that our operations comply with applicable legal regulatory requirements of the Anti-Kickback Statute's personal services and/or management agreement safe harbor. However, some of these laws have been applied to payments by physicians for marketing and referral services and could constrain our relationships, including financial and marketing relationships with customers such as hospitals. It also is possible that additional or changed laws, regulations or guidelines could be adopted in the future that could affect our business.

Many states have laws that prohibit payment of kickbacks or other payment of remuneration to those in a position to control the referral of patients similar to the Anti-Kickback Statute. Therefore, it is possible that our activities may be found not to comply with these laws. Noncompliance with such laws could subject us to penalties and sanctions. We do not believe that we are in violation of any legal requirements under such state laws.

In addition to the Anti-Kickback Statute, the making of false claims to the federal government is prohibited by federal criminal and civil statutes. Criminal provisions prohibit knowingly filing false claims, making false statements or claims to be made by others. Civil provisions under the federal False Claims Act (FCA) prohibit the filing of claims, or causing the filing of claims, that the person filing knew were false. Criminal penalties include fines and imprisonment. Civil penalties under the FCA include fines up to $11,000 per claim, plus treble damages, for each claim filed. In addition, under the Deficit Reduction Act of 2005, states are encouraged to enact their own false claims laws, which could increase the number of false claims suits at the state level. Although we are not filing claims ourselves, liability under the FCA can extend to those who cause the filings of claims. To the extent that consulting advice provided to our customers could be construed as aiding or abetting the presentation of false claims by our customers, there could be false claims liability, although we endeavor to provide advice that cannot be so construed.

*Healthcare Legislation.* It is our belief that the Medicare Prescription Drug Improvement and Modernization Act of 2003 has not had a major impact on our arrangements with providers. Future legislation may be introduced and considered by Congress and state legislatures that is designed to change access to and payment for healthcare services in the United States. We can make no prediction as to whether future legislation will be enacted or, if enacted, the effect that such legislation will have on us.

*Privacy of Information and HIPAA*

Consumers sometimes enter private information about themselves or their family members when using our services. Also, our systems record use patterns when consumers access our databases that may reveal health related information or other private information about the user. In addition, information regarding employee usage of healthcare providers and facilities can also be compiled by our systems in connection with services we offer to employers and other payers. Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

- state privacy and confidentiality laws;
- state laws regulating healthcare professionals, such as physicians, pharmacists and nurse practitioners;
- Medicaid laws;

- the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, as described in detail below, and related rules proposed by the Health Care Financing Administration; and
- CMS standards for electronic transmission of health data

Under HIPAA, Congress set national standards for the protection of health information created, maintained or transmitted by health plans, health care clearinghouses and certain health care providers ("covered entities"). Under the law and regulations known collectively as the Privacy and Security Rules, covered entities must implement standards to protect and guard against the misuse of individually identifiable health information. Although we are not a covered entity, we believe that we have complied with the applicable standards. Failure to timely implement these standards could, under certain circumstances, trigger the imposition of civil or criminal penalties.

The Privacy and Security Rules do not replace federal, state, or other law that grants individuals even greater privacy protections, and covered entities are free to retain or adopt more protective policies or practices.

Most healthcare providers and payers do not carry out all of their healthcare activities and functions by themselves. Instead, they often use the services of a variety of other persons or businesses. The Privacy and Security Rules allow covered entities to disclose protected health information to business associates if the covered entities obtain satisfactory assurances that the business associate will use the information only for the purposes for which it was engaged, will safeguard the information from misuse, and will comply with certain other requirements under the Privacy and Security Rules. Covered entities may disclose protected health information to an entity in its role as a business associate only to help covered entity carry out its healthcare functions – not for the business associate's independent use or purposes, except as needed for the proper management and administration of the business associate. Although we are not a covered entity, we may be asked to enter into business associate agreements with covered entities. To the extent we have entered into such agreement, we believe that we are in substantial compliance with the requirement of those agreements.

Covered entities may disclose protected health information to an entity in its role as a business associate *only* to help the covered entity carry out its healthcare functions – not for the business associate's independent use or purposes, except as needed for the proper management and administration of the business associate.

If a covered entity finds out about a material breach or violation of the privacy related provisions of the contract by the business associate, it must take reasonable steps to cure the breach or end the violation, and, if unsuccessful, terminate the contract with the business associate. If termination is not feasible (e.g., where there are no other viable business alternatives for the covered entity), the covered entity must report the problem to the Department of Health and Human Services Office for Civil Rights.

**Government Regulation of the Internet**

The Internet is currently the subject of a fair number of statues and regulations, and the trend for the foreseeable future appears to be that of an increase in the quantity and the complexity of regulation. Any new or revised law or regulation pertaining to the Internet, or the application or interpretation of existing laws and regulations, could decrease demand for our services, increase our cost of doing business, decrease the availability of the data we obtain and use from third parties, increase the costs of online marketing, or otherwise cause our business to suffer.

Laws and regulations have been adopted in the United States and throughout the world, and additional laws and regulations may be adopted in the future, that address Internet-related issues, including online content, privacy, online marketing, unsolicited commercial e-mail, pricing and quality of products and services. This legislation could increase our cost of doing business and negatively affect our business. Moreover, it will take many years to determine the full extent to which older laws and regulations governing issues like property ownership, libel, negligence, taxes, and personal privacy are applicable to the Internet.

Currently, U.S. privacy law consists of numerous disparate state and federal statutes regulating specific industries that collect personal data, or particular types or uses of personal data. For example, HIPAA consists of a large body of statutory provisions and regulations that control the disclosure, use, and transfer of personal health information in digital form by providers and others. One recent trend is the enactment of privacy and security statutes that require the disclosure to authorities and to data subjects of any breach of security of a database of personal information. Several other privacy laws and regulations predate and therefore do not specifically address online activities. In addition, a number of comprehensive legislative and regulatory privacy proposals have taken effect or are now under consideration by federal, state and local governments in the United States. All such privacy laws may decrease access to the raw data that we use, and may increase our costs of compliance with such laws and regulations in the conduct of our business.

In addition, the regulation of the Internet outside the United States may affect our cost of doing business, directly or indirectly, in the long run. For example, privacy law in the European Union and in a number of other countries is far more restrictive then U.S. privacy law in terms of how personal information may be collected, stored, processed, transmitted, and shared with others. As a result, the Company may not be able to profitably expand its business to the European Union or other countries that have similar laws, and the Company may not be able to realize the benefits of reducing costs by outsourcing any of its operations that involve the processing of personal information to such countries. Further, the more restrictive privacy and other Internet-related laws and regulations in other countries have served as a model for newer and more restrictive privacy and other Internet-laws and regulations in the United States.

**Intellectual Property**

We regard the protection of our intellectual property rights to be important. We rely on a combination of copyright, trademark, trade secret restrictions and contractual provisions to protect our intellectual property rights. We require selected employees to enter into confidentiality and invention assignment agreements as well as non-competition agreements. The contractual provisions and other steps we have taken to protect our intellectual property may not prevent misappropriation of our technology or deter third parties from developing similar or competing technologies.

We own federal trademark registrations for the marks HealthGrades, The Healthcare Quality Experts, The Healthcare Rating Experts, HealthGrades Checkmark & Star Logo, and the phrase, "Guiding America to Better Healthcare."

We own registered copyrights for the following HealthGrades' databases and reports:

Databases:

- Hospital Ratings;
- Hospital Awards; and
- Hospital Patient Safety

Reports:

- Hospital Quality Report™;
- Physician Quality Report™;
- Physician Quality Comparison Report™;
- Nursing Home Quality Report™; and
- Nursing Home Quality Comparison Report™

There is significant uncertainty regarding the scope of protection offered under existing laws regarding matters such as property ownership and other intellectual property rights with respect to the Internet and databases. The vast majority of these laws were adopted prior to the advent of the Internet and, as a result, may not fully contemplate or address the unique issues of the Internet, databases and related technologies. In addition, new laws that regulate activities on the Internet have been passed and may be passed, which may have unanticipated effects.

For further information, see "Risk Factors - Our propriety rights may not be fully protected, and we may be subject to intellectual property infringement claims by others."

**Employees**

As of December 31, 2006, we had 123 employees, most of whom were located at our corporate offices in Golden, Colorado. Of these employees, 60 were engaged in sales and marketing, client consulting or client administrative support, 41 in product development (including information technology/web development) and 22 in general and administrative (including finance, accounting, IT infrastructure, etc.). We are not subject to any collective bargaining agreements.

**Available Information**

Our Internet address is www.healthgrades.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the Investors section (under "Contact Us") of our Web site. The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

Revenues from marketing programs to hospitals accounted for 61%, 59% and 60% of our total revenue for the years ended December 31, 2006, 2005 and 2004, respectively.

During 2006, 2005 and 2004, no individual customer accounted for more the 10% of our revenues.

Item 1A. Risk Factors

## Risks Related to Our Business

### OUR BUSINESS WILL SUFFER IF WE ARE NOT ABLE TO OBTAIN RELIABLE DATA AS A BASIS FOR OUR HEALTHCARE INFORMATION.

To provide our healthcare information, we must be able to receive comprehensive, reliable data. We currently obtain this data from a number of public and private sources. Currently, the information we utilize to compile our hospital ratings is acquired from the Centers for Medicare and Medicaid Services ("CMS") and 17 individual states. For the year ended December 31, 2006, revenues derived from SQP, SQI, and QAI products accounted for approximately 72% of our total ratings and advisory revenue. These products are based exclusively on our hospital ratings. Moreover, some of our Health Management Suite modules are based on information acquired from CMS. Our business could suffer if CMS or our other data sources began charging for use or access to this data, or cease to make such information available, and suitable alternative sources were not identified on a timely basis. Moreover, our ability to attract and retain customers depends on the reliability of the information that we use and purchase. If our information is inaccurate or otherwise erroneous, our reputation and customer following could be damaged. In the past, we have had disputes with two providers of information who sought to terminate our arrangements based on allegations, which we denied, that our use of the information violated the terms of our agreements with the providers. We have located alternate sources of information or modified the scope of information provided in response to these disputes. Nevertheless, our failure to obtain suitable information, if needed to use in place of information provided by a source that stops providing information or that charges substantially more for such data, could hurt our business.

### FAILURE TO EFFECTIVELY MANAGE THE GROWTH OF OUR OPERATIONS AND INFRASTRUCTURE COULD DISRUPT OUR OPERATIONS AND PREVENT US FROM MAINTAINING OR INCREASING PROFITABLITY.

We have expanded meaningfully in the past few years and we continue to seek to increase our sales efforts, attract new clients, maintain existing clients and develop new products. To manage our growth, we must successfully attract qualified personnel and successfully integrate new personnel into our operations. Our failure to manage personnel and otherwise appropriately manage expansion of our business could adversely affect our business and future growth.

### OUR PROPRIETARY RIGHTS MAY NOT BE FULLY PROTECTED.

If we fail to adequately protect our intellectual property rights, our business could be harmed by making it easier for our competitors to duplicate our services. We have certain trademarks and copyrights that have been registered with the U.S. Patent and Trademark Office and the U.S. Copyright Office, respectively. In addition, we require some of our employees to enter into confidentiality and invention assignment agreements and, in more limited cases, non-competition agreements. Nevertheless, our efforts to establish and protect our proprietary rights may be inadequate to prevent imitation of our services or branding by others or may be subject to challenge by others. Furthermore, our ability to protect some of our proprietary rights is uncertain since legal standards relating to the validity, enforceability and scope of intellectual property rights in Internet related industries are uncertain and are still evolving. In addition, although we have obtained copyright registrations for some of our databases such registrations and existing laws may not allow us to adequately protect the underlying data contained in such databases. Accordingly, third parties may contend they are free to use portions of the data contained in such databases. Also, our current rights and existing laws do not preclude competitors from independently developing businesses with functionality or features substantially equivalent or superior to our business. Any infringement, misappropriation or third-party development could have a material adverse effect on us.

### THE NATURE OF OUR BUSINESS AND OUR RELIANCE ON INTELLECTUAL PROPERTY SUBJECTS US TO THE RISK OF LITIGATION.

From time to time, it has been necessary for us to resort to litigation and threats of litigation to enforce and protect our intellectual property rights. For example, we currently have claims pending against one hospital for copyright and trademark infringement and breach of contract. The results of litigation are inherently uncertain and may result in adverse rulings or decisions. We may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on us. The litigation, regardless of its outcome, diverts management resources, may be expensive, and may not effectively protect our intellectual property.

In addition to the risk of failing to adequately protect our proprietary rights, there is a risk that we may become subject to claims that we infringe upon the proprietary rights of others. The possibility of inadvertently infringing upon the proprietary rights of another is increased for businesses such as ours because there is significant uncertainty regarding the applicability to the Internet of existing laws regarding matters such as copyrights and other intellectual property rights. A claim of intellectual property infringement may cause us to incur significant expenses in defending against the claim. If we are not successful in defending against an infringement claim, we could be liable for substantial damages or may be prevented from offering some aspects of our services. We may be required to make royalty payments, which could be substantial, to a party claiming that we have infringed their rights. These events could damage our business. Any significant litigation could cause us to incur substantial expense to protect our rights.

WE MAY LOSE BUSINESS IF HOSPITALS AND OTHERS UTILIZE OUR NAME AND RATINGS WITHOUT OUR PERMISSION.

In order for a hospital to use our name and ratings information, we require them to enter into a marketing agreement with us. However, some hospitals, the media and others have taken the position that certain use of our ratings is "fair use" and not proprietary. We will need to continue to enforce the protection of our proprietary information and aggressively pursue selected hospitals and others that utilize our name and ratings information without our permission. If our enforcement efforts are unsuccessful, our business may be adversely affected.

WE MAY BE SUED FOR INFORMATION WE OBTAIN OR INFORMATION RETRIEVED FROM OUR WEBSITES OR OTHERWISE PROVIDED TO EMPLOYERS AND OTHERS.

We may be subjected to claims for defamation, negligence, copyright or trademark or patent infringement, personal injury or other legal theories relating to the information we publish on our websites or otherwise provide to customers. These types of claims have been brought, sometimes successfully, against online services as well as print publications in the past. We have received threats from some providers that they will assert defamation and other claims in connection with the information posted on our healthgrades.com website.

We have had disputes with certain physicians with respect to the accuracy of their data that is included in reports we sell to consumers and professionals, and have settled litigation with some of these physicians. Continuing to improve the accuracy of our data by both internal process measures and by obtaining data from various sources for comparative purposes will continue to be important for us.

Patients who file lawsuits against providers often name as defendants all persons or companies with any nexus to the providers. As a result, patients may file lawsuits against us based on, among other things, treatment provided by hospitals or other facilities that are highly rated by us, or by doctors who are identified on our website. In addition, a court or government agency may take the position that our delivery of health information directly, or information delivered by a third-party website that a consumer accesses through our website, exposes us to malpractice or other personal injury liability for wrongful delivery of healthcare services or erroneous health information. Such exposure may adversely affect our business. Moreover, the amount of insurance we maintain may not be sufficient to cover all of the losses we might incur from these claims and legal actions. In addition, insurance for some risks is difficult, impossible or too costly to obtain, and as a result, we may not be able to purchase insurance for some types of risks.

IF WE DO NOT STRENGTHEN RECOGNITION OF OUR BRAND NAME, OUR ABILITY TO EXPAND OUR BUSINESS WILL BE IMPAIRED.

To expand our audience of online users, increase our online traffic and increase interest in our other healthcare information services, we must strengthen recognition of our brand name. To be successful in this effort, consumers must perceive us as a trusted source of healthcare information; hospitals and other providers must perceive us as an effective marketing and sales channel for their services and products; and employees, payers, insurers, and others must perceive us as a source of valuable information that can be used to enhance the quality and cost-effectiveness of healthcare. We may be required to increase substantially our marketing budget in our efforts to strengthen brand name recognition. Our business will suffer if our efforts are not productive.

OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO ATTRACT, RETAIN AND MOTIVATE HIGHLY SKILLED EMPLOYEES.

Our ability to execute our business plan and be successful depends upon our ability to attract, retain and motivate highly skilled employees when needed. As we expand our business, we need to hire additional personnel to support our IT operations in particular. We may be unable to retain our key employees or attract or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel as needed and retaining and motivating our current personnel, our business will suffer.

WE MAY EXPERIENCE SYSTEM FAILURES THAT COULD INTERRUPT OUR SERVICES.

The success of our healthgrades.com website and activities related to the website will depend on the capacity, reliability and security of our network infrastructure. We rely on telephone communications providers to provide the external telecommunications infrastructure necessary for Internet communications. We also depend on providers of online content and services for some of the content and applications that we make available through healthgrades.com. Any significant interruptions in our services or increase in response time could result in the loss of potential or existing users or customers. Although we maintain insurance for our business, we cannot guarantee that our insurance will be adequate to compensate us for losses that may occur or to provide for costs associated with business interruptions.

We must be able to operate our website 24 hours a day, 7 days a week, without material interruption. To operate without interruption, we and our content providers must guard against:

- damage from fire, power loss and other natural disasters;
- communications failures;
- software and hardware errors, failures or crashes;
- security breaches, computer viruses and similar disruptive problems; and
- other potential interruptions.

Our website may be required to accommodate a high volume of traffic and deliver frequently updated information. Our website users may experience slower response times or system failures due to increased traffic on our website or for a variety of other reasons. We could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. Any significant interruption of our operations could damage our business.

WE MAY LOSE BUSINESS IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL OR OTHER CHANGES.

The markets in which we compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new service and product announcements and changing consumer demand. If we are unable to keep up with changing technology and other factors related to our market, we may be unable to attract and retain users or customers, which would reduce or limit our revenues. Our future success will depend on our ability to adapt to these changes, and to continuously improve the content, features and reliability of our services in response to competitive service and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our website or infrastructure, which might negatively affect our ability to remain profitable.

WE RELY LARGELY ON ADVERTISING AND SEARCH ENGINE PLACEMENT TO GENERATE TRAFFIC TO OUR WEBSITE.

We rely on online media to attract a significant percentage of the visitors to our web site. Prices for online advertising could increase as a result of increased demand for advertising inventory, which would cause our expenses to increase and could result in lower margins. Our advertising contracts with online search engines are typically short-term. If one or more search engines on which we rely for advertising modifies or terminates its relationship with us, our expenses could increase, the number of visitors we generate could decrease and our revenues or margins could decline. Additionally, changes to our position within search engine search results could cause visits to our website and the number of reports ordered from our website to decline.

OUR BUSINESS WILL SUFFER IF WE ARE NOT ABLE TO COMPETE SUCCESSFULLY.

The market for healthcare information is new, rapidly evolving and competitive. We expect competition to increase significantly, and our business will be adversely affected if we are unable to compete successfully. We currently compete, or potentially compete, with many providers of healthcare information services and products, both online and through traditional means. We compete, directly and indirectly, for users and customers principally with:

- data providers that provide detailed utilization and outcomes information to hospitals;

- healthcare consulting companies;
- companies or organizations providing or maintaining online healthcare information;
- vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging;
- companies and organizations providing or maintaining general purpose consumer online services that provide access to healthcare content and services;
- companies and organizations providing or maintaining public sector and non-profit websites that provide healthcare information and services without advertising or commercial sponsorships;
- companies and organizations providing or maintaining web search and retrieval services and other high-traffic websites; and
- publishers and distributors of traditional media, some of which have established or may establish websites

Some of these competitors are larger, have greater resources and have more experience in providing healthcare information than us.

RISKS RELATED TO HEALTHCARE INFORMATION AND THE INTERNET.

HEALTHCARE REFORMS AND THE COST OF REGULATORY COMPLIANCE COULD NEGATIVELY AFFECT OUR BUSINESS.

The healthcare industry is heavily regulated. In the ordinary course of business, healthcare entities and companies that do business with them are subject to state and federal regulatory scrutiny, supervision, oversight and control. These various laws, regulations and guidelines affect, among other matters, the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products. Our failure or the failure of our customers to comply with any applicable legal or regulatory requirements, or any investigation or audit of our or our customers' practices could:

- result in limitation or prohibition of business activities;
- subject us or our customers to legal fees and expenses and adverse publicity; or
- increase the costs of regulatory compliance and, if found by a court of competent jurisdiction to have engaged in improper practices, subject us or our customers to criminal or civil monetary fines or other penalties

A federal law commonly known as the Anti-Kickback Statute prohibits kickbacks, rebates and bribes in return for referrals of federal health care program services. This law provides an extremely broad base for finding violations. Indeed, any remuneration, direct or indirect, offered, paid, solicited or received in return for referrals of patients or business for which payment may be made in whole or in part under Medicare or Medicaid could be considered a violation of law. The statute also prohibits payments made to anyone to induce them to "recommend purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part" by Medicare. Similar laws exist in some states.

We believe that our operations comply with applicable legal regulatory requirements of the Anti-Kickback Statute. Nevertheless, some of these laws have been applied to payments by physicians for marketing and referral services and could constrain our relationships, including financial and marketing relationships with customers such as hospitals. Absent specific guidance from the OIG, our regulatory compliance can not be prospectively confirmed. It also is possible that additional or more restrictive laws, regulations or guidelines could be adopted in the future.

Criminal provisions prohibit knowingly filing false claims or making false statements or causing false statements to be made by others, and civil provisions prohibit the filing of claims or causing the filing of claims that one knows were false. Criminal penalties include fines and imprisonment. Civil penalties under the federal False Claims Act ("FCA") include fines of up to $11,000 per claim plus treble damages, for each filed claim. Although we are not filing claims ourselves, liability under the FCA can extend to those who cause claims to be filed. In addition, under the Deficit Reduction Act of 2005, states are encouraged to enact their own false claims laws, which could increase the number of false claims suits at the state level. To the extent that consulting advice provided to our customers could be construed as aiding or abetting the presentation of false claims by the customers, we could be subject to false claims liability.

THE INTERNET IS SUBJECT TO MANY LEGAL UNCERTAINTIES AND POTENTIAL GOVERNMENT LAWS AND REGULATIONS THAT MAY DECREASE USAGE OF OUR WEBSITE, INCREASE OUR COST OF DOING BUSINESS OR OTHERWISE HAVE A DAMAGING EFFECT ON OUR BUSINESS.

Laws and regulations have been adopted and will likely continue to be adopted in the future that address Internet-related issues, including online content, user privacy, pricing, and quality of products and services. This legislation could increase our cost of doing business and negatively affect our business. Moreover, it may take many more years to determine the extent to which laws and regulations passed prior to the popular use of the Internet govern issues like property ownership, libel, negligence and personal privacy are applicable to the Internet. Currently, U.S. privacy law consists of disparate state and federal statutes regulating specific industries that collect personal data. Most of them predate and therefore do not specifically address online activities. In addition, a number of comprehensive legislative and regulatory privacy proposals are now under consideration by federal, state and local governments in the United States. Laws and regulations in countries outside the United States restrict the availability of new markets in other countries where those markets would otherwise be available for expansion, and reduce any potential savings in relocating any operations of the Company to those countries. Moreover, restrictive privacy and other laws outside the United States serve as a model for new and more restrictive laws inside the United States at both the Federal and the State levels.

Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease usage for our website, increase our cost of doing business or otherwise cause our business to suffer.

OUR BUSINESS COULD BE IMPAIRED BY STATE AND FEDERAL LAWS DESIGNED TO PROTECT INDIVIDUAL HEALTH INFORMATION.

If we fail to comply with current or future laws or regulations governing the collection, dissemination, use and confidentiality of patient health information, our business could suffer.

Consumers sometimes enter private information about themselves or their family members when using our services. Also, our systems record use patterns when consumers access our databases that may reveal health-related information or other private information about the user. In addition, information regarding employee usage of healthcare providers and facilities can also be compiled by our systems in connection with services we offer to employers and other payers. Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

- state privacy and confidentiality laws;
- state laws regulating healthcare professionals, such as physicians, pharmacists and nurse practitioners;
- Medicaid laws;
- the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and related rules proposed by the Health Care Financing Administration; and
- CMS standards for electronic transmission of health data

Congress may consider future legislation that would establish more strict standards for protection and use of health information. While we are not gathering patient health information at this time and we are not a covered entity under HIPAA, other third-party websites that consumers access through our website and employees, payers and other customers may not maintain systems to safeguard any health information they may be collecting. In some cases, we may place our content on computers that are under the physical control of others, which may increase the risk of an inappropriate disclosure of information. For example, we contract out the hosting of our website to a third party. In addition, future laws or changes in current laws may necessitate costly adaptations to our systems.

ONLINE SECURITY BREACHES COULD HARM OUR BUSINESS.

Our security measures may not prevent security breaches. Substantial or ongoing security breaches on our system or other Internet-based systems could reduce user confidence in our website, causing reduced usage that adversely affects our business. The secure transmission of confidential information over the Internet is essential to maintain confidence in our websites. We believe that consumers generally are concerned with security and privacy on the Internet, and any publicized security problems could inhibit the growth of our provision of healthcare information on the Internet.

We will need to incur significant expense to protect and remedy against security breaches when we identify a significant business risk. Currently, we do not store sensitive information, such as patient information or credit card information, on our websites. If we launch services that require us to gather sensitive information, our security expenditures will increase significantly.

A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches could also damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches. We also face risks associated with security breaches affecting third parties conducting business over the Internet or customers and others who license our data.

OTHER RISKS

OUR CERTIFICATE OF INCORPORATION AND BYLAWS INCLUDE ANTI-TAKEOVER PROVISIONS THAT MAY DETER OR PREVENT A CHANGE OF CONTROL.

Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. Our certificate of incorporation requires the vote of 66 2/3% of the outstanding voting securities in order to effect certain actions, including a sale of substantially all of our assets, certain mergers and consolidations and our dissolution or liquidation, unless these actions have been approved by a majority of the directors. Our certificate of incorporation also authorizes our Board of Directors to issue up to 2,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. Our bylaws provide that stockholders must follow an advance notification procedure for certain nominations of candidates for the Board of Directors and for certain other stockholder business to be conducted at a stockholders meeting. The General Corporation Law of Delaware also restricts certain business combinations with interested stockholders upon their acquisition of 15% or more of our common stock.

All of these provisions could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of us, and thereby could prevent our stockholders from receiving a premium for their shares. In addition, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our Board of Directors.

WE HAVE NO INTENTION TO PAY DIVIDENDS ON OUR COMMON STOCK.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings to finance the expansion of our business.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

We have a lease for our approximately 35,900 square foot headquarters facility in Golden, Colorado, which expires on May 31, 2011. We believe that these facilities are suitable to accommodate our operations at their current level.

Item 3. Legal Proceedings

Agreement with Hewitt Associates LLC

Effective September 30, 2005, we entered into a Development and Services Agreement that was amended in September 2005 (collectively, the "Agreement"), with Hewitt Associates LLC ("Hewitt"). Under the Agreement, we were to develop and host applications that would enable Hewitt's clients to make available to their employees and other participants enhanced Health Grades healthcare quality information as well as other information regarding providers in a particular health plan's network. Such information was to include our hospital and physician quality information along with health plan supplied data.

Under the Agreement, during an initial evaluation period that ended on December 31, 2005, we provided pilot services to one Hewitt client. The Agreement provided that, at the end of the evaluation period, Hewitt would determine whether we were successful in providing the pilot services. In addition, during the evaluation period, Hewitt would evaluate our capacity to collect, process, integrate, deploy, maintain and update provider-specific data received from health plans that will enable a Hewitt client participant to determine the identity of providers in a health plan's network ("Network Tag Services"). If Hewitt determined that the pilot services were not successful or otherwise did not warrant continuation of the Agreement, or if Hewitt determined that we are not suitable to provide the Network Tag Services on an ongoing basis, Hewitt could terminate the Agreement. The Agreement provided that notice of such termination must be sent to us no later than December 31, 2005. For the year ended December 31, 2005, $400,000 was included in our ratings and advisory revenue in the statement of income with respect to fees related to the initial pilot services. No revenue has been recorded under the Agreement for the year ended December 31, 2006.

Under the Agreement, if Hewitt's evaluations were favorable, Hewitt would pay to us a fee based upon the total number of Hewitt clients' participants with access to our websites, and the type of services to which the participants have access, in accordance with a fee schedule attached to the Agreement, subject to minimum payments of $3,000,000 per annum in 2007, 2008 and 2009.

On March 28, 2006, we filed a Demand for Arbitration before the American Arbitration Association ("AAA") against Hewitt regarding the Agreement. The Demand for Arbitration alleges, among other things, that on December 31, 2005, Hewitt sent us a letter in which Hewitt concluded that the provision of the pilot services was "successful," and that, with regard to the Network Tag Services, the health plans have been slow to respond to the Hewitt/Health Grades request for data. Moreover, the Demand for Arbitration alleges that Hewitt did not terminate the Agreement on December 31, 2005 and that follow up e-mails from Hewitt made reference to Hewitt's desire to "amend the existing Agreement ...". The Demand for Arbitration further alleges that our response to Hewitt's December 31, 2005 letter, while committing us to the relationship, reminded Hewitt that bringing the health plan information to us is one of the principal responsibilities Hewitt has under the Agreement. In addition, the Demand for Arbitration states that, on March 10, 2006, Hewitt claimed that the December 31, 2005 letter invoked the right to terminate the Agreement, even though the December 31 letter makes no reference to terminating the Agreement; moreover, on March 15, 2006, Hewitt administrators refused to continue to perform Hewitt's obligations under the Agreement.

In the Demand for Arbitration, we claim, among other things, that Hewitt has willfully repudiated and breached the terms of the Agreement by falsely contending that it had the right to terminate the Agreement based on our performance of the pilot services and the Network Tag Services; by refusing to continue to perform under the Hewitt Agreement; and by falsely contending that we had materially breached the Agreement when Hewitt had precluded us from providing services under the Agreement and our performance had at all times been commendable. We are seeking $21 million in damages, plus costs.

On April 17, 2006, Hewitt filed a Response to our Demand for Arbitration, generally denying our allegations and requesting that the arbitration panel dismiss our claim in its entirety and award Hewitt arbitration fees and any attorney fees or other costs incurred. As required by the Agreement, a panel of three arbitrators will hear this matter. The selection process for the panel has been completed.

The arbitrators held a preliminary conference with counsel on July 5, 2006, and a second conference was held on July 26, 2006. The arbitration hearing was held February 12-16, 2007, with additional hearing time in late February and early March 2007. All evidence has been heard by the panel and closing briefs are due to be filed by April 6, 2007. We expect a ruling from the arbitrators by the end of the second quarter of 2007.

Indemnification of our Chief Executive Officer and Derivative Complaint

For the year ended December 31, 2006, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $662,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as "the collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in federal court in Tennessee to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in federal court in Tennessee. The arbitrator determined that the bank had no liability.

Mr. Hicks has not been paid the arbitration award. The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award on October 26, 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks. On February 21, 2007, the court of appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006. Final briefing will be concluded by mid-March 2007. We expect a decision shortly thereafter.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur, from the proceeds of any final award paid to him, net of any income taxes payable by him resulting from the award.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle, one of the collection agency parties, made allegations directed at us, Mr. Hicks and the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle, or any of the other collection agency parties, has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such any litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle, demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. A special committee of the Board is reviewing the matters raised.

On December 18, 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleges, among other items, that the defendants have wasted and continue to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks has converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants have violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle seeks a recovery to our company of the attorneys fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys fees he incurs in this matter. Mr. Cadle also seeks injunctive relief to prevent us from continuing to indemnify Mr. Hicks. The defendants anticipate filing a response to Mr. Cadle's complaint in early April 2007.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, these actions are unlikely to materially affect our financial position.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Executive Officers of the Registrant

The following table sets forth certain information concerning the executive officers of the Company. The executive officers are elected by our Board of Directors to serve for one year or until their successors are duly elected and qualified.

| NAME | AGE | POSITION |
|---|---|---|
| Kerry R. Hicks | 47 | Chairman, President and Chief Executive Officer |
| David G. Hicks | 48 | Executive Vice President |
| Sarah Loughran | 42 | Executive Vice President |
| Allen Dodge | 39 | Executive Vice President, Chief Financial Officer, Secretary and Treasurer |
| Steve Wood | 63 | Executive Vice President |

KERRY R. HICKS, one of our founders, has served as our Chief Executive Officer and one of our directors since our inception in 1995. He has served as Chairman of the Board since December 2004. He also served as our President from our inception until November 1999 and since March 2002.

DAVID G. HICKS has served as our Executive Vice President since November 1999. He was Senior Vice President of Information Technology from May 1999 to November 1999 and Vice President of Management Information Systems from March 1996 until May 1999.

SARAH LOUGHRAN has served us in several capacities since 1998, including as our Executive Vice President since July 2004 and Senior Vice President – Provider Services from December 2001 to July 2004.

ALLEN DODGE has served as Executive Vice President since July 2006 and as Chief Financial Officer since May 2001. He was Senior Vice President – Finance from May 2001 to July 2006 and Vice President – Finance/Controller from March 2000 to May 2001. He also served as Corporate Controller from September 1997 to March 2000.

STEVE WOOD has served as Executive Vice President since July 2006. From 2005 to 2006 he served as Senior Vice President and General Manager – Healthcare Division of J.D. Power and Associates and from 2001 to 2004 as Executive Director – Healthcare Division of J.D. Power and Associates.

Kerry R. Hicks and David G. Hicks are brothers.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Capital Market under the symbol "HGRD". There were 2,838 shareholders of record of our common stock. The following table sets forth the high and low daily closing prices for our Common Stock for the quarters indicated as reported on the NASDAQ Capital Market (since June 16, 2005) and the OTC Bulletin Board (prior to June 16, 2005).

| | HIGH | LOW |
|---|---|---|
| Year Ended December 31, 2005 | | |
| First Quarter | $ 5.10 | $ 2.77 |
| Second Quarter | 5.95 | 3.72 |
| Third Quarter | 5.50 | 3.25 |
| Fourth Quarter | 6.48 | 3.20 |
| Year Ended December 31, 2006 | | |
| First Quarter | $ 6.89 | $ 5.28 |
| Second Quarter | 5.30 | 3.04 |
| Third Quarter | 4.67 | 4.08 |
| Fourth Quarter | 4.99 | 4.18 |

We have never paid or declared any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in our business.

Purchases of Equity Securities by the Issuer

On June 22, 2006, our Board of Directors authorized the repurchase of up to 3,000,000 shares of our common stock under a stock repurchase program that does not have an expiration date and may be limited or terminated at any time without prior notice. Under the program, purchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing.

The following chart provides information regarding common stock purchases by us for the three months ended December 31, 2006.

| Period | Total Number of Shares Purchased | Average Price Paid per Share (1) | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1, 2006 through October 31, 2006 | -- | $ -- | -- | 2,475,840 |
| November 1, 2006 through November 30, 2006 | -- | -- | -- | 2,475,840 |
| December 1, 2006 through December 31, 2006 | 234,360 | 4.32 | 234,360 | 2,241,480 |
| Total | 234,360 | $4.32 | 234,360 | 2,241,480 |

(1) Average price paid per share excludes commissions and service charges.

Performance Chart

| | 12/29/2006 | 12/30/2005 | 12/31/2004 | 12/31/2003 | 12/31/2002 |
|---|---|---|---|---|---|
| Health Grades, Inc. | $ 6,414.29 | $ 9,028.57 | $ 4,142.86 | $ 857.14 | $ 42.86 |
| NASDAQ Stock Market (US) | $ 126.22 | $ 114.88 | $ 112.49 | $ 103.37 | $ 69.13 |
| NASDAQ Computer & Data Processing Index | $ 116.09 | $ 103.44 | $ 100.04 | $ 90.85 | $ 68.96 |

Item 6. Selected Financial Data

Statement of Operations Data

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| Ratings and advisory revenue | $ 27,764,021 | $ 20,794,173 | $ 14,536,304 | $ 8,803,929 | $ 5,091,891 |
| Physician practice service fees | -- | -- | -- | -- | 195,492 |
| Income (loss) from operations | 4,817,122 | 3,942,424 | 1,760,600 | (1,275,775) | (1,770,555) |
| Income (loss) before cumulative effect of a change in accounting principle | 3,181,510 | 4,139,853 | 1,782,143 | (1,283,687) | (562,482) |
| Net income (loss) | $ 3,181,510 | $ 4,139,853[(2)] | $ 1,782,143 | $ (1,283,687) | $ (1,650,793)[(1)] |
| Net income (loss) per common share (basic) | $ 0.11 | $ 0.15 | $ 0.07 | $ (0.05) | $ (0.05)[(1)] |
| Weighted average number of common shares used in computation (basic) | 28,432,185 | 27,039,057 | 25,058,173 | 26,679,467 | 36,189,748 |
| Net income (loss) per common share (diluted) | $ 0.09 | $ 0.12 | $ 0.05 | $ (0.05) | $ (0.05)[(1)] |
| Weighted average number of common shares and common share equivalents used in computation (diluted) | 33,628,330 | 34,833,521 | 33,031,087 | 26,679,467 | 36,189,748 |

[(1)] – Net loss for the year ended December 31, 2002 includes an impairment charge of approximately $1.1 million related to a cumulative effect of a change in accounting principle due to our adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Net loss for the year ended December 31, 2002 also reflects an income tax benefit of approximately $1.0 million related to the carryback of our 2001 tax loss.

[(2)] – Net income for the year ended December 31, 2005 includes a $1.5 million reversal of the valuation allowance for deferred tax assets previously reflected in our financial statements. The valuation allowance resulted from uncertainty regarding our ability to realize the benefits of the related deferred tax assets.

Balance Sheet Data

| | DECEMBER 31, 2006 | DECEMBER 31, 2005 | DECEMBER 31, 2004 | DECEMBER 31, 2003 | DECEMBER 31, 2002 |
|---|---|---|---|---|---|
| Working capital (deficit) | 7,027,821 | 5,024,057 | 96,190 | (1,820,137) | 44,207 |
| Total assets | 31,019,585 | 23,844,473 | 12,931,127 | 8,821,239 | 7,117,551 |
| Total long-term debt | 3,863 | 5,254 | -- | -- | -- |

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introductory Commentary

In evaluating our financial results and financial condition, management has focused principally on the following:

*Revenue Growth and Client Retention* – We believe these are key factors affecting both our results of operations and our cash flow from operations. For the year ended December 31, 2006, our increased revenues as compared to the same period of 2005 reflected our success in several product areas. We continued adding new hospital customers to our Strategic Quality Partnership (SQP) (formerly, Distinguished Hospital Program), Strategic Quality Initiative (SQI) and Quality Assessment and Implementation (QAI) programs. In addition, we continued to increase sales through our Internet Business Group.

As our base of hospital clients grows, one of our principal objectives is to achieve a high rate of retention of these clients. We believe one of the obstacles to retaining clients is that clients may have lost their high ratings by a given contract anniversary date. In addition, for our contracts with hospitals that have also been awarded an overall hospital designation, such as our Distinguished Hospital Award for Clinical Excellence™, the hospitals terminate their contract with us if they lose the overall hospital designation. For example, hospitals that contract with us for the SQP program typically have been awarded our Distinguished Hospital Award for Clinical Excellence. In addition, the contracts give them the ability to utilize any additional marketing messages they have for our individual service lines as well. However, if the hospital does not achieve the Distinguished Hospital Award for Clinical Excellence each year of their agreement they may not place as much value on the individual service line messages and, therefore, terminate their agreement with us. We have continued to enhance the services provided in our agreements as well as add service line awards that are designed to increase our ability to retain these clients.

For the year ended December 31, 2006, we retained, or signed new agreements with, hospitals representing approximately 75% of the annual contract value of hospitals whose contracts had first or second year anniversary dates. In general, our rate of re-signing expired contracts is lower, especially with respect to our quality improvement clients, than our retention rate with respect to contracts that have a cancellation option on the first or second anniversary dates. Some of our quality improvement clients view a three-year term as the culmination of their improvement efforts rather than a starting point. The increase in our contract prices over the last several years has caused some hospitals to decline renewal as well. Because we give our clients a fixed annual contract price during their three-year term, our price points for renewals may have increased significantly since the beginning of the contract. Beginning in January 2004, we ceased offering exclusivity under our contracts. As our agreements are typically a maximum of three years (with the ability to terminate on an annual basis), all exclusivity provisions have expired as of December 31, 2006.

We typically receive a non-refundable payment for the first year of the contract term (which is typically a maximum of three years, subject to a cancellation right that may be exercised by either the client or us on each annual anniversary date) upon contract execution. Because we typically receive payment in advance for each year of the term of these agreements, if we cannot continue to attract new hospital clients and retain a significant portion of our current clients, our cash flow from operations could be adversely affected.

Critical Accounting Estimates

In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, revenues and expenses. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the most significant estimates and related assumptions used in the preparation of our financial statements, namely those relating to our stock-based compensation.

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(revised), *Share-Based Payment* (SFAS123(R)). Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results were to differ significantly from the estimates made, the reported results could be materially affected. Compensation cost we recognized under the fair value recognition provisions of SFAS 123R are recorded by individual employees in the respective income statement categories (e.g. sales and marketing, product development, etc.).

REVENUE AND EXPENSE COMPONENTS

The following descriptions of the components of revenues and expenses apply to the comparison of results of operations.

*Ratings and advisory revenue.* We currently operate in one business segment. We provide proprietary, objective healthcare provider ratings and advisory services to our clients. We generate revenue by providing our clients with information and other assistance that enable them to measure, assess, enhance and market healthcare quality. Our target clients include hospitals, employers, benefits consulting firms, payers, insurance companies and consumers. We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term. Certain of our products represent a one-time delivery of data. For these arrangements, we recognize revenue at the time that the data is delivered.

*Cost of ratings and advisory revenue.* Cost of ratings and advisory revenue consists primarily of the costs associated with the delivery of services related to our SQI, SQP and QAI programs, as well as the costs incurred to acquire the data utilized in connection with these and other services such as our Health Management Suite of products. The cost of delivery of services relates primarily to the client consultants and support staff that provide our services.

*Sales and marketing costs.* Sales and marketing costs include salaries, wages and commission expenses related to our sales efforts, as well as other direct sales and marketing costs. For our SQP, SQI and QAI agreements, we pay our sales personnel commissions as we receive payment from our hospital clients. We typically receive a non-refundable payment for the first year (and subsequent years on each anniversary date) of the three-year contract term. In addition, we record the commission expense in the period it is earned, which is typically upon contract execution for the first year of the agreement and on each anniversary date for clients that do not cancel in the second or third year of the contract term. We record the commission expense in this manner because once a contract is signed, the salesperson has no remaining obligations to perform during the agreement in order to earn the commission.

*Product development costs.* We incur product development costs related to the development and support of our website and the development of applications to support data compilation and extraction for our consulting services. These costs are expensed as incurred unless the criteria for capitalization under AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* (SOP 98-1) are met.

*General and administrative expenses.* General and administrative expenses consist primarily of salaries, employee benefits and other expenses for employees that support our infrastructure such as finance and accounting personnel, certain information technology employees and some of our support staff, facility costs, legal, accounting and other professional fees and insurance costs.

RESULTS OF OPERATIONS

Ratings and Advisory Revenue Overview

| Product Area | Year ended December 31, 2006 | Year ended December 31, 2005 | Year ended December 31, 2004 |
|---|---|---|---|
| Provider Services | $ 20,068,557 | $ 15,038,998 | $ 11,019,852 |
| Internet Business Group | 5,099,838 | 3,004,152 | 1,918,400 |
| Strategic Health Solutions | 2,595,626 | 2,751,023 | 1,598,052 |
| Total | $ 27,764,021 | $ 20,794,173 | $ 14,536,304 |

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Ratings and advisory revenue. Total revenue for the year ended December 31, 2006 increased 34% to approximately $27.8 million from $20.8 million for the year ended December 31, 2005 as a result of strong growth from the Provider Services and Internet Business Group products. Sales of HealthGrades' suite of marketing and quality assessment and improvement products to hospitals accounted for approximately $5.0 million or 73% of the increase in revenue. For the year ended December 31, 2006 and 2005, approximately 61% and 59%, respectively, of our ratings and advisory revenue was derived from our marketing services to hospitals. Revenues from our marketing services to hospitals increased by approximately $4.7 million to $17.0 million for the year ended December 31, 2006. This increase is principally due to the addition of new clients, as well as our continued success selling additional services to existing hospitals. For 2006, sales of additional services to existing hospitals accounted for nearly 30% of total new contracted sales. Approximately 18% of our ratings and advisory revenue was derived from sales of our quality reports to consumers and our Internet Patient Acquisition program compared to 14% for the same period of 2005. Approximately 10% of our ratings and advisory revenue was derived from the sale of our quality improvement services to hospitals for the year ended December 31, 2006 compared to 12% for the same period of 2005. Finally, sales of our quality information to employers, benefits consulting firms, and health plans accounted for approximately 9% of our ratings and advisory revenue for 2006 compared to 13% for the same period of 2005.

Provider Services. For the year ended December 31, 2006, Provider Services revenue, which principally includes sales of hospital marketing products and quality improvement products, was approximately $20.1 million, an increase of $5.0 million, or 33% over the year ended December 31, 2005. This increase principally reflects sales of our marketing products to new hospital clients and increased sales to existing clients. For 2006, nearly 30% of all our new sales in our Provider Services area were to existing hospitals.

Internet Business Group. For the year ended December 31; 2006, Internet Business Group revenue, which includes the sale of HealthGrades' quality reports to consumers and revenue from our Internet Patient Acquisition program, was approximately $5.1

million, an increase of $2.1 million, or 70% over the year ended December 31, 2005. This increase is due to both an increase in revenue from the Company's Internet Patient Acquisition product, launched in 2006, that is primarily due to the Tenet Healthcare agreement signed in the second quarter of 2006 and increased sales of our quality reports to consumers. For the year ended December 31, 2006, the Tenet Healthcare agreement contributed approximately $1.7 million in revenue to our Internet Business Group. During 2006, we also increased both the volume and price point of its quality reports to consumers.

Strategic Health Solutions. For the year ended December 31, 2006, Strategic Health Solutions revenue, which includes sales of our quality information to employers, benefit consultants, health plans and others and any sales of our data, was approximately $2.6 million, a decrease of $0.2 million, or 6% over the year ended December 31, 2005. Contributing to this decrease was the fact that we received $0.4 million from a pilot program with Hewitt Associates in the second half of 2005, and did not receive any revenue under this program in 2006. In addition, the sales cycle for the sales of our quality information to employers, benefit consultants, health plans and others is very lengthy. In some cases, the time from initial contact to sales close can be as much as a year or more.

Cost of ratings and advisory revenue. For the years ended December 31, 2006 and 2005, cost of ratings and advisory revenue was approximately $4.6 million and $3.2 million, respectively, or approximately 17% and 15% of ratings and advisory revenue. The increase in cost of ratings and advisory revenue as a percentage of ratings and advisory revenue is due in part to the slight increase in incremental cost associated with increased sales of our marketing services to hospitals and sales of quality information. In addition, one of the significant components of cost of ratings and advisory revenue is our cost to acquire data, which has also increased slightly as a percentage of ratings and advisory revenue over 2005. Included in cost of ratings and advisory revenue is approximately $99,000 related to compensation costs from our adoption of SFAS 123(R) during 2006.

Sales and marketing costs. Sales and marketing costs for the year ended December 31, 2006 increased to approximately $8.4 million from $5.8 million for the year ended December 31, 2005. As a percentage of ratings and advisory revenue, sales and marketing costs were 30% and 28%, in 2006 and 2005, respectively. The increase as a percentage of ratings and advisory revenue is primarily due to the hiring of additional sales personnel in 2006 as well as a large volume of new sales. We pay a higher percentage of commissions to our sales group with respect to new contracts than we pay upon retention of contracts. Revenue is deferred and we recognize revenue on a straight-line basis, while commission is expensed upon contract execution. Therefore, commission expenses can rise very quickly in periods of increased sales. In addition, the Company's sales team is incentivized on a tiered commission structure. The more seasoned sales personnel accounted for the majority of the sales later in 2006, and sales commissions were paid to these individuals based on the highest commission tiers. Sales and marketing costs also include payments to Internet search engines for placement on the Internet. This expense was approximately $1.1 million and $865,000 in 2006 and 2005, respectively. The increase costs are mainly because ad placements are more frequently displayed through our search engine partners due to increased search traffic. Finally, included in sales and marketing costs is approximately $297,000 related to compensation costs from our adoption of SFAS 123(R) during 2006.

Product development costs. Product development costs for the year ended December 31, 2006 increased to approximately $3.5 million from $3.0 million for the year ended December 31, 2005. This increase is principally due to additional personnel hired to support our product development efforts, including both the improvement of existing products as well as the development of new product offerings. In addition, we continue to invest in the improvement of our physician data. The physician data we maintain relates to over 700,000 physicians. This data does not identify physicians by a unique physician identifier (such as a social security number for an individual). Therefore, in order to properly match the various data points that we maintain to the appropriate physician, we must conduct a robust matching process. We continue to acquire new physician data and refine our matching process to improve the accuracy of our data. In addition, included in product development costs is approximately $159,000 related to compensation costs from our adoption of SFAS 123(R) during 2006.

General and administrative expenses. For the year ended December 31, 2006, general and administrative expenses were approximately $6.4 million, an increase of approximately $1.5 million from general and administrative expenses of approximately $4.9 million for the year ended December 31, 2005. The increase in general and administrative expenses is due to various items including an increase in legal fees of approximately $499,000, which relates primarily to indemnification expenses for our Chief Executive Officer (described in Note 14 to the financial statements included in Item 8 of this report) and the fees the Company is incurring with respect to the arbitration claims against Hewitt Associates (also described in Note 14 to the financial statements included in Item 8 of this report), additional personnel in the accounting/finance area and general IT support of approximately $281,000, increased depreciation related to additional hardware infrastructure purchases in 2006 of approximately $137,000 and additional accounting fees of approximately $96,000 related principally to an outside consulting firm retained to assist us with respect to our Sarbanes-Oxley Section 404 compliance efforts. Also included in general and administrative expenses is approximately $171,000 related to compensation costs from our adoption of SFAS 123(R) during 2006.

Interest expense

For the year ended December 31, 2006, we incurred interest expense of approximately $400 with respect to interest paid on capital lease obligations for the security system lease at our facility in Golden.

Interest income

We maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2006, our total investment in these accounts amounted to approximately $15.7 million. This amount is included within the cash and cash equivalents line item of our balance sheet. For the year ended December 31, 2006, interest earned on this account was approximately $484,000. During 2006, we also maintained short-term investments in U.S. government and government agency debt securities with maturities of greater than 90 days and less than 180 days. However, of December 31, 2006, all investments held had original maturities not exceeding three months. For the year ended December 31, 2006, interest earned on investments in this account was approximately $204,000. Any decrease in interest rates in either of these investment accounts would not have a material impact on our financial position. Interest income in 2006 compared to 2005 increased principally because cash flows has increased significantly year over year.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Ratings and advisory revenue. Total revenue for the year ended December 31, 2005 increased 43% to approximately $20.8 million from $14.5 million in the for the year ended December 31, 2004 as a result of strong growth from the Provider Services and Internet Business Group products. Sales of HealthGrades' suite of marketing and quality assessment and improvement products to hospitals accounted for approximately $4.0 million or 64% of the increase in revenue, and sales of its quality information to employers, benefits consulting firms, consumers and others accounted for approximately $2.2 million or 36% of the increase.

For the year ended December 31, 2005, ratings and advisory revenue was approximately $20.8 million, an increase of $6.3 million from ratings and advisory revenue of $14.5 million for the year ended December 31, 2004. For the year ended December 31, 2005 and 2004, approximately 59% and 60% of our ratings and advisory revenue was derived from our marketing services to hospitals. Revenues from this product area increased by approximately $3.6 million to $12.3 million for the year ended December 31, 2005. This increase is principally due to the addition of new clients, as well as our continued success selling additional services to existing hospitals. For 2005, sales of additional services to existing clients accounted for approximately 38% of total new contracted sales. The addition of two additional marketing services sales personnel contributed to our sales growth. In addition, individuals hired in recent years have continued to increase their sales proficiency. In addition, approximately 12% of our ratings and advisory revenue was derived from the sale of our quality improvement services to hospitals for the year ended December 31, 2005 compared to 14% for the same period of 2004. Sales of our quality reports to consumers totaled 14% of our ratings and advisory revenue for the year ended December 31, 2005 compared to 13% for the same period of 2004. Sales of our quality information to employers, benefit consulting firms and health plans totaled 13% of our ratings and advisory revenue for the year ended December 31, 2005 compared to 11% for the same period of 2004. Our relationship with Hewitt Associates, in particular a pilot program in the second half of 2005, was a principal reason for the increase in sales of our quality information.

Provider Services. For the year ended December 31, 2005, Provider Services revenue, which principally includes sales of hospital marketing products and quality improvement products, was approximately $15.0 million, an increase of $4.0 million, or 36% over the same period of 2004. This increase principally reflects sales of our marketing products to new hospital clients and increased sales to existing clients. For 2005, nearly 38% of all our new sales in our Provider Services area were to existing clients.

Internet Business Group. For the year ended December 31, 2005, Internet Business Group revenue, which principally includes the sale of HealthGrades' quality reports to consumers, was approximately $3.0 million, an increase of $1.1 million, or 57% over the same period of 2004. This increase is principally due to substantially increased traffic in our healthgrades.com website from 2004 to 2005.

Strategic Health Solutions. For the year ended December 31, 2005, Strategic Health Solutions revenue, which includes sales of HealthGrades' quality information to employers, benefit consultants, health plans and others and any sales of the Company's data, was approximately $2.8 million, an increase of $1.2 million, or 72% over the same period of 2005. Contributing to this increase was a pilot program with Hewitt Associates in the second half of 2005 from which we recognized $400,000 in revenue.

Cost of ratings and advisory revenue. For the years ended December 31, 2005 and 2004, cost of ratings and advisory revenue was approximately $3.2 million and $2.5 million, respectively, or approximately 15% and 17% of ratings and advisory revenue. The slight decrease in cost of ratings and advisory revenue as a percentage of ratings and advisory revenue is due to the fact that the majority of our revenue growth was from our marketing services to hospitals and sales of quality information, and increased sales of these items do not entail a substantial amount of incremental cost. In addition, one of the significant components of cost of ratings and advisory revenue is our cost to acquire data, which has remained relatively fixed for the last year. Moreover, sales of our healthcare quality reports do not require any commission costs as these are sold online directly to consumers. Costs related to our healthcare quality reports are principally related to payments to internet search engines for placement on the internet, as well as fees paid to a consultant. The fees we pay to a consultant are variable based upon the revenue generated from the sale of our healthcare quality reports to consumers, less certain expenses, and are subject to a monthly cap. These costs are included in sales and marketing expense in our statements of operations.

Sales and marketing costs. Sales and marketing costs for the year ended December 31, 2005 increased to approximately $5.8 million from $4.9 million for the same period of 2004. As a percentage of ratings and advisory revenue, sales and marketing costs were 28% and 34%, in 2005 and 2004, respectively. The decrease as a percentage of ratings and advisory revenue is primarily due to our ongoing base of business. We pay a lesser percentage of commissions to our sales group upon retention of contracts with hospitals than we pay with respect to new contracts. Sales and marketing costs also include payments to internet search engines for placement on the internet. This expense was approximately $865,000 and $757,000 in 2005 and 2004, respectively.

Product development costs. Product development costs for the year ended December 31, 2005 increased to approximately $3.0 million from $2.0 million for the same period of 2004. This increase is principally due to additional personnel hired to support our product development efforts, including both the improvement of existing products as well as the development of new product offerings, including costs incurred with respect to our agreement with Hewitt that were properly not capitalized. In addition, we continue to invest in the improvement of our physician data. The physician data we maintain relates to over 600,000 physicians. This data does not identify physicians by a unique physician identifier (such as a social security number for an individual). Therefore, in order to properly match the various data points that we maintain to the appropriate physician, we must conduct a robust matching process. We continue to acquire new physician data and refine our matching process to improve the accuracy of our data.

General and administrative expenses. For the year ended December 31, 2005, general and administrative expenses were approximately $4.9 million, an increase of approximately $1.6 million from general and administrative expenses of approximately $3.3 million for the same period of 2004. The increase in general and administrative expenses is due to various items including an increase in legal fees of approximately $400,000, which includes indemnification expenses with respect to our chief executive officer (described in Note 14 to the financial statements), additional accounting fees of approximately $170,000 related principally to an outside consultant retained to assist us with respect to our Sarbanes-Oxley compliance efforts, additional office rent of approximately $160,000 related to our move into a office location in Golden, Colorado, increased investor relations fees of approximately $130,000 (including $50,000 with respect to our NASDAQ Capital Market listing fee) and other items, including additional personnel and depreciation expenses related to our growth and move into our expanded office space during 2005.

Interest expense

For the year ended December 31, 2005, we incurred interest expense of approximately $800 with respect to interest paid on capital lease obligations for the security system lease at our facility in Golden.

Interest income

We maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2005, our total investment in these accounts amounted to approximately $6.1 million. This amount is included within the cash and cash equivalents line item of our balance sheet. For the twelve months ended December 31, 2005, interest earned on this account was $177,899. As of December 31, 2005, we also maintained short-term investments in U.S. government and government agency debt securities with maturities of greater than 90 days and less than 180 days. As of December 31, 2005, our investment in these securities totaled approximately $2.0 million and is included within the short-term investment line item of our balance sheet. For the twelve months ended December 31, 2005, interest earned on investments in this account was $27,225. Any decrease in interest rates in either of these investment accounts would not have a material impact on our financial position. Interest income in 2005 compared to 2004 increased principally because cash flows has increased significantly year over year.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2006, we had working capital of approximately $7.0 million, an increase of $2.0 million from our working capital of approximately $5.0 million as of December 31, 2005. Included in current liabilities as of December 31, 2006 is $15.9 million in deferred revenue, principally representing contract payments for future marketing and quality improvement services to hospitals. These amounts will be reflected in revenue upon provision of the related services. For the year ended December 31, 2006, cash flow provided by operations was approximately $6.4 million compared to cash provided by operations of approximately $6.6 million for the year ended December 31, 2005. Cash provided by financing activities for the year ended December 31, 2006 includes an income tax benefit of approximately $1.4 million due to excess tax deductions related to certain employee stock option transactions. Prior to our adoption of Financial Accounting Standards No. 123(revised), *Share-Based Payment*, we presented the benefits of these tax deductions in excess of recognized compensation costs ("Excess Tax Benefits") as cash flows from operations.

During the year ended December 31, 2006, the number of our common shares issued increased by approximately 1.1 million shares due to the exercise of stock options and warrants for which we received approximately $434,000. As of December 31, 2006, we have outstanding options to purchase approximately 6.6 million shares of our common stock, with a weighted average exercise price of $0.56 per share. We anticipate that additional options will be exercised in 2007 and subsequent years.

Since June 22, 2006, under a stock repurchase program approved by our board of directors, we have repurchased 758,520 shares of our common stock for an aggregate purchase price of $3,277,076.

Through February 13, 2006, we had a $1.0 million line of credit arrangement with Silicon Valley Bank. In February 2006, our line of credit arrangement with Silicon Valley Bank expired. We did not renew the arrangement, although we have outstanding a standby letter of credit drawn on the bank in the amount of approximately $500,000, which was provided in January 2005 in connection with our entry into a lease for our office in Golden, Colorado. This standby letter of credit is secured by the cash and cash equivalents we maintain with Silicon Valley Bank.

During the year ended December 31, 2006, we incurred approximately $0.8 million in capital expenditures. These expenditures principally relate to software development costs capitalized with respect to our Health Management Suite and other computer and software purchases. We anticipate that capital expenditures for 2007 will approximate $1.1 million for IT hardware upgrades and IT computer and software purchases.

We anticipate that we have sufficient funds available to support ongoing operations at their current level. As noted above, upon execution of our SQI, SQP and QAI agreements, we typically receive a non-refundable payment for the first year of the contract term (which is typically three years, subject to a cancellation right that may be exercised by either the client or us on each annual anniversary date). We record the cash payment as deferred revenue, which is a current liability on our balance sheet that is then amortized to revenue over the first year of the term. Annual renewal payments, which are made in advance of the year to which the payment relates, are treated in the same manner during each of the following two years. As a result, our operating cash flow is substantially dependent upon our ability to continue to sign new agreements, as well as continue to maintain a high rate of client retention. Our current operating plan includes growth in new sales from these agreements. A significant failure to achieve sales targets in the plan would have a material negative impact on our financial position and cash flow.

The following table sets forth our contractual obligations as of December 31, 2006:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 2-3 years | 4-5 years | More than 5 years |
| *Contractual Obligations* | | | | | |
| Capital Lease Obligations | $ 5,838 | $ 1,668 | $ 3,336 | $ 834 | $ -- |
| Operating Lease Obligations | 2,548,504 | 581,352 | 1,179,173 | 787,979 | -- |
| Employee Contracts | 546,711 | 546,711 | -- | -- | -- |
| Purchase Obligations | 717,806 | 468,651 | 249,155 | -- | -- |
| Total | $ 3,818,859 | $ 1,598,382 | $ 1,431,664 | $ 788,813 | $ -- |

Operating lease obligations relate principally to our office space lease. Employee contracts include obligations for employment agreements that provide two executives with minimum base pay, annual incentive awards and other fringe benefits. Purchase obligations include certain licensing and contractual agreements with various parties to access and use data from these parties for the purpose of providing various health information and resources on our website.

## RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

*Share Based Payments*

In October 2006, FASB issued Staff Position 123(R)-5 ("FSP FAS 123(R)-5"), *Amendment of FASB Staff Position FAS 123(R)-1.* This FSP addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for purposes of applying FSP FAS 123(R) -1, *Classification and Measurement of Freestanding Financial Instruments Originally issued in Exchange for Employee Services under FASB Statement No. 123(R).* The provisions in this FSP are effective for the first reporting period beginning after October 10, 2006. Early application of this FSP is permitted in periods for which financial statements have not yet been issued. At this time, we do not expect the application of FSP FAS 123(R)-5 will have an impact on our financial position or results of operations.

In October 2006, the FASB issued Staff Position 123R-6 ("FSP FAS 123(R)-6"), *Technical Correction of FASB Statement No. 123(R).* This FASB Staff Position ("FSP") addresses certain technical corrections of SFAS 123 (R). Specifically, it amends the computation of the minimum compensation cost that must be recognized under certain valuation techniques, clarifies that at the date that the certain awards are no longer probable of vesting any previously recognized compensation cost should be reversed, and amends the definition of short-term inducement to exclude an offer to settle an award. The provisions in this FSP are effective for the first reporting period beginning after October 20, 2006. At this time, we do not expect the application of FSP FAS 123(R)-6 will have an impact on our financial position or results of operations.

*Defined Benefit Pension and Other Postretirement Plans*

In September 2006, the FASB issued Statement No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--An Amendment of FASB Statements No. 87, 88, 106 and 132R.* This new standard requires a public company to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for us as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. At this time, we do not expect the application of SFAS 158 will have an impact on our financial position or results of operations.

*Fair Value Measurement*

In September 2006, the FASB issued Statement No. 157 ("SFAS 157"), *Fair Value Measurement.* This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which the Statement is initially applied. Only under certain circumstances is SFAS 157 to be applied retrospectively, in which case a cumulative-effect adjustment to the opening balance of retained earnings is required for the difference between the carrying amounts and the fair values of those financial instruments at the date this Statement is initially applied. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. At this time, we do not expect the application of SFAS 157 will have a material impact on our financial position or results of operations.

*Accounting for Uncertainty in Income Taxes*

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 ("SFAS 109"), *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. On initial application, FIN 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48's requirements are effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to retained earnings at the beginning of the year of adoption. At this time, we do not expect the adoption of FIN 48 will have a material impact on our financial position or results of operations.

*Effects of Prior Year Misstatements*

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108") Topic 1N, *Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB 108 requires the use of both the "iron curtain" and "rollover" approaches to quantifying misstatements for purposes of determining materiality to our financial statements and related financial statement disclosures. The iron curtain approach quantifies the error as the cumulative amount by which the current year's balance sheet is misstated, without considering the year(s) in which the misstatement originated. The rollover approach quantifies the amount by which the current year income statement is misstated. Exclusive reliance on the income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. We previously used use the rollover method for quantifying identified financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB 108 on December 31, 2006, and it had no effect on our financial position or results of operations.

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2006, our total investment in these accounts amounted to approximately $15.7 million. This amount is included within the cash and cash equivalents line item of our balance sheet. For the year ended December 31, 2006, interest earned on this account was approximately $484,000. During 2006, we also maintained short-term investments in U.S. government and government agency debt securities with maturities of greater than 90 days and less than 180 days. However, of December 31, 2006, all investments held had original maturities not exceeding three months. For the year ended December 31, 2006, interest earned on investments in this account was approximately $204,000. Any decrease in interest rates in either of these investment accounts would not have a material impact on our financial position.

## Item 8. Financial Statements and Supplementary Data

### INDEX TO FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Health Grades, Inc.

We have audited the accompanying balance sheets of Health Grades, Inc. (a Delaware corporation) as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Health Grades, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, Health Grades, Inc. adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, on a modified prospective basis as of January 1, 2006.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Health Grades, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 9, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ GRANT THORNTON LLP

Denver, Colorado
March 9, 2007

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Health Grades, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Health Grades, Inc. (a Delaware corporation) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Health Grades, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Health Grades, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also in our opinion, Health Grades, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Health Grades, Inc. as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 9, 2007 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Denver, Colorado
March 9, 2007

Health Grades, Inc.

Balance Sheets

| | DECEMBER 31, 2006 | DECEMBER 31, 2005 |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ 16,024,373 | $ 9,682,106 |
| Short-term investments | -- | 1,988,154 |
| Accounts receivable, net | 8,895,709 | 5,613,725 |
| Prepaid expenses and other current assets | 712,021 | 569,551 |
| Deferred income taxes | -- | 1,080,562 |
| Total current assets | 25,632,103 | 18,934,098 |
| Property and equipment, net | 1,765,961 | 1,595,065 |
| Intangible assets, net | 115,001 | 177,729 |
| Goodwill | 3,106,181 | 3,106,181 |
| Deferred income taxes | 400,339 | 31,400 |
| Total assets | $ 31,019,585 | $ 23,844,473 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Accounts payable | $ 340,742 | $ 265,689 |
| Accrued payroll, incentive compensation and related expenses | 1,838,282 | 1,525,844 |
| Accrued expenses | 311,941 | 289,088 |
| Current portion of capital lease obligations | 1,391 | 1,310 |
| Current portion of deferred rent | 75,074 | 70,263 |
| Deferred revenue | 15,897,374 | 11,742,827 |
| Deferred income taxes | 63,190 | -- |
| Income taxes payable | 76,288 | 15,020 |
| Total current liabilities | 18,604,282 | 13,910,041 |
| Long-term portion of capital lease obligations | 3,863 | 5,254 |
| Long-term portion of deferred rent | 268,392 | 311,599 |
| Total liabilities | 18,876,537 | 14,226,894 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.001 par value, 2,000,000 shares authorized, no shares issued or outstanding | -- | -- |
| Common stock, $0.001 par value, 100,000,000 shares authorized, and 48,775,357 and 47,674,779 shares issued as of December 31, 2006 and 2005, respectively | 48,775 | 47,674 |
| Additional paid-in capital | 94,604,033 | 91,984,099 |
| Accumulated deficit | (65,465,104) | (68,646,614) |
| Treasury stock, 20,321,910 and 19,563,390 shares as of December 31, 2006 and 2005, respectively | (17,044,656) | (13,767,580) |
| Total stockholders' equity | 12,143,048 | 9,617,579 |
| Total liabilities and stockholders' equity | $ 31,019,585 | $ 23,844,473 |

See accompanying notes to financial statements.

# Health Grades, Inc.

## Statements of Income

### Years ended December 31,

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Revenue: | | | |
| Ratings and advisory revenue | $ 27,764,021 | $ 20,794,173 | $ 14,536,304 |
| Other | 6,231 | 13,333 | 1,447 |
| | 27,770,252 | 20,807,506 | 14,537,751 |
| Cost of revenue: | | | |
| Cost of ratings and advisory revenue | 4,593,310 | 3,168,668 | 2,488,202 |
| Gross margin | 23,176,942 | 17,638,838 | 12,049,549 |
| Operating expenses: | | | |
| Sales and marketing | 8,423,777 | 5,801,590 | 4,932,210 |
| Product development | 3,547,335 | 3,035,728 | 2,017,441 |
| General and administrative | 6,388,708 | 4,859,096 | 3,339,298 |
| Income from operations | 4,817,122 | 3,942,424 | 1,760,600 |
| Other: | | | |
| Other | (43) | 1,405 | -- |
| Interest income | 689,230 | 205,124 | 21,543 |
| Interest expense | (387) | (763) | -- |
| Income before income taxes | 5,505,922 | 4,148,190 | 1,782,143 |
| Income tax expense | 2,324,412 | 8,337 | -- |
| Net income | $ 3,181,510 | $ 4,139,853 | $ 1,782,143 |
| Net income per common share (basic) | $ 0.11 | $ 0.15 | $ 0.07 |
| Weighted average number of common shares used in computation (basic) | 28,432,185 | 27,039,057 | 25,058,173 |
| Net income per common share (diluted) | $ 0.09 | $ 0.12 | $ 0.05 |
| Weighted average number of common shares used in computation (diluted) | 33,628,330 | 34,833,521 | 33,031,087 |

See accompanying notes to financial statements.

Health Grades, Inc.

Statements of Stockholders' Equity
Years ended
December 31, 2006, 2005 and 2004

| | COMMON STOCK $0.001 PAR VALUE | | ADDITIONAL PAID-IN CAPITAL | ACCUMULATED DEFICIT | TREASURY STOCK | TOTAL |
|---|---|---|---|---|---|---|
| | SHARES | AMOUNT | | | | |
| Balance at January 1, 2004 | 44,052,153 | $ 44,052 | $ 89,814,939 | $ (74,568,610) | $ (13,767,580) | $ 1,522,801 |
| Stock based compensation expense – non-employee | -- | -- | 157,500 | -- | -- | 157,500 |
| Employee stock option exercise | 828,023 | 828 | 121,969 | -- | -- | 122,797 |
| Net income | -- | -- | - | 1,782,143 | -- | 1,782,143 |
| Balance at December 31, 2004 | 44,880,176 | 44,880 | 90,094,408 | (72,786,467) | (13,767,580) | 3,585,241 |
| Stock based compensation expense – non-employee | -- | -- | 24,311 | -- | -- | 24,311 |
| Employee stock option exercise | 2,078,020 | 2,078 | 624,215 | -- | -- | 626,293 |
| Stock warrant exercise | 716,583 | 716 | 85,978 | -- | -- | 86,694 |
| Tax benefit from exercise of stock options | -- | -- | 1,155,187 | -- | -- | 1,155,187 |
| Net income | -- | -- | -- | 4,139,853 | -- | 4,139,853 |
| Balance at December 31, 2005 | 47,674,779 | 47,674 | 91,984,099 | (68,646,614) | (13,767,580) | 9,617,579 |
| Stock based compensation expense – employees | -- | -- | 726,421 | -- | -- | 726,421 |
| Stock based compensation expense – non-employee | -- | -- | 14,396 | -- | -- | 14,396 |
| Employee stock option exercise | 1,100,578 | 1,101 | 432,550 | -- | -- | 433,651 |
| Tax benefit from exercise of stock options | -- | -- | 1,446,567 | -- | -- | 1,446,567 |
| 758,520 shares repurchased | -- | -- | -- | -- | (3,277,076) | (3,277,076) |
| Net income | -- | -- | - | 3,181,510 | -- | 3,181,510 |
| Balance at December 31, 2006 | 48,775,357 | $ 48,775 | $ 94,604,033 | $ (65,465,104) | $ (17,044,656) | $ 12,143,048 |

See accompanying notes to financial statements.

Health Grades, Inc.

Statements of Cash Flows

Years ended December 31,

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Net income | $ 3,181,510 | $ 4,139,853 | $ 1,782,143 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 698,317 | 393,835 | 146,051 |
| Bad debt expense | 15,000 | 20,000 | 3,569 |
| Loss (gain) on disposal of assets | 43 | (1,405) | 7,146 |
| Stock based compensation expense - non-employees | 14,396 | 24,311 | 157,500 |
| Stock based compensation expense - employees | 726,421 | -- | -- |
| Accretion of discount on held-to-maturity securities | (204,323) | -- | -- |
| Tax benefit from stock option exercises | (1,420,574) | 1,155,187 | -- |
| Deferred income taxes | 774,813 | (1,111,962) | -- |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | (3,296,984) | (2,599,350) | (1,349,609) |
| Prepaid expenses and other current assets | (142,470) | (315,712) | (22,999) |
| Accounts payable | 75,053 | 221,654 | (72,082) |
| Accrued payroll, incentive compensation and related expenses | 312,438 | 347,263 | 30,420 |
| Accrued expenses | 22,853 | (33,689) | 147,397 |
| Income taxes payable | 1,507,835 | (56,278) | (2,045) |
| Deferred revenue | 4,154,547 | 4,013,632 | 1,943,758 |
| Deferred rent | (38,396) | 381,862 | -- |
| Net cash provided by operating activities | 6,380,479 | 6,579,201 | 2,771,249 |
| INVESTING ACTIVITIES | | | |
| Purchases of property and equipment | (806,978) | (1,548,541) | (300,156) |
| Acquisitions of intangible assets | -- | (235,230) | -- |
| Purchases of held-to-maturity investments | (9,512,523) | (2,588,154) | -- |
| Sale of property, plant and equipment | 450 | 8,950 | 847 |
| Proceeds from sale or maturity of held-to-maturity investments | 11,705,000 | 600,000 | -- |
| Net cash provided by (used in) investing activities | 1,385,949 | (3,762,975) | (299,309) |
| FINANCING ACTIVITIES | | | |
| Payments under capital lease obligation | (1,310) | (969) | -- |
| Excess tax benefits from stock-based payment arrangements | 1,420,574 | -- | -- |
| Purchases of treasury stock | (3,277,076) | -- | -- |
| Exercise of common stock options and warrants | 433,651 | 712,987 | 122,797 |
| Net cash (used in) provided by financing activities | (1,424,161) | 712,018 | 122,797 |
| Net increase in cash and cash equivalents | 6,342,267 | 3,528,244 | 2,594,737 |
| Cash and cash equivalents at beginning of period | 9,682,106 | 6,153,862 | 3,559,125 |
| Cash and cash equivalents at end of period | $ 16,024,373 | $ 9,682,106 | $ 6,153,862 |
| SUPPLEMENTAL CASH FLOW INFORMATION | | | |
| Interest paid | $ 387 | $ 763 | $ -- |
| Income tax paid | $ 33,277 | $ 21,390 | $ 2,045 |
| NON CASH FINANCING AND INVESTING ACTIVITY | | | |
| Property, plant and equipment acquired with capital lease | $ -- | $ 7,533 | $ -- |
| Property, plant and equipment acquired in accounts payable | $ -- | $ 65,054 | $ 14,710 |

See accompanying notes to financial statements.

Health Grades, Inc.

Notes to Financial Statements

December 31, 2006 and 2005

## 1. DESCRIPTION OF BUSINESS

Health Grades, Inc., which we refer to in these notes as "HealthGrades," the "Company," "we" or "our," provides proprietary, objective healthcare provider ratings and advisory services. Our ratings address hospitals, nursing homes and home health agencies. We provide our clients with healthcare information, including information relating to quality of service and detailed profile information on physicians, that enables them to measure, assess, enhance and market healthcare quality. Our clients include hospitals, employers, benefits consulting firms, payers, insurance companies and consumers.

We offer services to hospitals that are either attempting to communicate their clinical excellence to their internal staff, consumers and physicians or are working to improve quality. For hospitals that have received high ratings, we offer the opportunity to license our ratings and trademarks and provide assistance in their marketing programs at an institutional level (e.g., hospital clinical excellence and exceptional experience regarding the overall number and type of patient safety incidents within a hospital) at a service line level (e.g. cardiac, pulmonary, vascular, etc.) and at a medical issue level (e.g., coronary bypass surgery, community acquired pneumonia, valve replacement surgery, etc.). We also offer physician-led quality improvement consulting engagements and other quality improvement analysis and services for any hospitals that are seeking to enhance quality.

In addition, we provide basic and detailed profile information on a variety of providers and facilities. We make this information available to consumers, employers, benefits consulting firms and payers to assist them in selecting healthcare providers. Basic profile information for certain providers is available free of charge on our website, www.healthgrades.com. For a fee, we offer healthcare quality reports with respect to hospitals, nursing homes and physicians. These reports provide more detailed information than is available free of charge on our website. Report pricing and content varies based upon the type of provider and whether the user is a consumer or a healthcare professional (for example, a medical professional underwriter).

We provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations that license our Health Management Suite of products – Hospital Quality Guide™, Physician Quality Guide™, Nursing Home Quality Guide™ and Home Health Quality Guide™.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes. These estimates are based on management's current knowledge of events and actions they may undertake in the future, and actual results could differ from those estimates.

### REVENUE RECOGNITION

Ratings and advisory revenue

*Strategic Quality Initiative, Strategic Quality Partnerships and Quality Assessment and Implementation Programs:*

Our ratings and advisory revenue is generated principally from annual fees paid by hospitals that participate in our Strategic Quality Initiative (SQI), Strategic Quality Partnership (SQP) (formerly, Distinguished Hospital Program or, "DHP") and Quality Assessment and Implementation (QAI) programs. The SQI program provides business development tools to hospitals that are highly rated on our website. Under the SQI program, we license the HealthGrades name and our "report card" ratings to hospitals. The license may be in a single service line (for example, Cardiac) or multiple service lines (for example, Cardiac, Neuroscience and Orthopedics.) We also assist hospitals in promoting their ratings and measuring the success of their efforts utilizing our team of in-house healthcare consultants.

Our SQI and SQP programs provide a license to highly rated hospitals, enabling them to utilize our name and certain ratings information for an annual period. Another feature of the SQI and SQP programs is a detailed comparison of the data underlying a hospital's rating to local and national benchmarks. Our SQP program recognizes clinical excellence in hospitals among a range of service lines. Hospitals that contract with us for SQP services receive all of the SQI features described above with respect to their licensed service lines. In addition, if qualified, hospitals can reference the additional DHA (Distinguished Hospital Award) designation. Hospital clients are provided with additional marketing and planning assistance related to the DHA designation as well as trophies for display at the hospital. DHP-PS (Distinguished Hospital Award Program for Patient Safety) recognizes hospitals with the best patient safety records in the nation. This award recognizes exceptional outcomes based on thirteen patient safety indicators from the Agency for Healthcare on Quality Research. Under our DHP-PS program, we license the commercial use of the HealthGrades corporate mark, applicable data and marketing messages that may be used by hospitals to demonstrate third party validation of excellence.

Our QAI program is principally designed to help hospitals measure and improve the quality of their care in particular areas where they have lower ratings. Using our database and focusing on a particular hospital's information and ratings we can help identify areas to improve quality and measure how well the hospital performs relative to national and regional best practices. Our consultants work on-site with the hospital staff and physicians to present the data and assist in the quality analysis.

We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term. Certain of our products represent a one-time delivery of data. For these arrangements, we recognize revenue at the time that the data is delivered.

*Health Management Suite:*

Through our Health Management Suite, we also provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations. Modules currently available for license are Find a High-Quality Provider (which includes our Hospital Quality Guide™, Physician Quality Guide™, Nursing Home Quality Guide™ and Home Health Quality Guide™); Healthcare Budget (which includes our Medical Cost Calculator and Provider Select); and, Optimize Your Health (which includes our Preventative Care, Managing Your Condition, Decision Support and Drug Check Information). This information can be customized so that, for example, an employee can be provided with online access to quality data relating to healthcare providers within the provider network available under the employee's health plan. For an additional fee, customers can integrate our modules within their online provider directories, and we can customize our database for specific geographic areas and provider networks as well as modify the look and feel of the modules. Depending on the client's needs, we can customize our content for the intended users.

We typically receive a non-refundable payment at the beginning of each year of the contract term (which varies from one to three years, subject to a cancellation right by either the client or us, on each annual anniversary date). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term.

*Healthcare Quality Reports:*

We offer comprehensive quality information to professionals and consumers that provide current and historical quality information on hospitals and nursing homes in more detail than is available on our website. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items. As pricing is usually on a per report basis, we recognize revenue as reports are ordered and delivered to the customer.

*Internet Patient Acquisition:*

This program is designed to increase the efficiency and profitability of participating physicians through marketing and patient education. Under this program, we design a premium profile for the physician that incorporates HealthGrades' source-verified information (e.g., board certification, years in practice, etc.) as well as information provided directly from the physician (e.g., practice philosophy, office hours, etc.). This premium profile is then made available, without charge, to all consumers searching the HealthGrades website. The Internet Patient Acquisition program is designed to give physicians an opportunity to engage in a cost-effective complement to other traditional marketing mediums (e.g., telephone directories, newspapers, radio, billboards, etc.). In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting which tracks, among other things, the number of consumers that view the physician's premium profile.

An initial fee is due on the effective date of the contract, pro-rated for the period of time commencing on the effective date and continuing until the last day of the then-current calendar quarter. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over three months. Subsequent quarterly fees are payable at the beginning of each calendar quarter thereafter, and is calculated based upon the current number of physicians enrolled at the end of the previous calendar quarter. The agreement automatically renews quarterly upon the expiration of the initial or any renewal term which is typically at the end of the calendar quarter during which the first year anniversary of the effective date occurs.

The Company may, from time to time, enter into transactions containing multiple elements. Revenue under multiple element arrangements is recognized in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-21, *"Accounting for Revenue Arrangements with Multiple Deliverables."* Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on fair value and determined by verifiable objective evidence, and recognized at the time of delivery. If the arrangement has an undelivered element, we ensure that we have objective and reliable evidence of the fair value of the undelivered element. Fair value is determined based upon the price charged when the element is sold separately. Our revenues are substantially derived from arrangements that do not contain multiple deliverables.

COMMISSION EXPENSE

With respect to our sales team members, we record the commission expense in the period it is earned, which is typically upon contract execution for the first year of the agreement and on each anniversary date for clients that do not cancel in the second or third year of the contract term. We record the commission expense in this manner because once a contract is signed the salesperson has no remaining obligations to perform during the agreement in order to earn the commission.

CONCENTRATION OF CREDIT RISK

Concentrations of credit risk with respect to receivables, which are typically unsecured, are generally limited due to the wide number customers. Receivables from Tenet HealthSystems Medical, Inc. were approximately $1.0 million at December 31, 2006. No other single customer accounted for more than 10% of receivables at December 31, 2006, 2005 and 2004.

PRODUCT DEVELOPMENT COSTS

We incur product development costs related to the development and support of our website and the development of applications to support data compilation and extraction for our consulting services and modification of our quality guides. These costs (which consist primarily of salaries and benefits, consulting fees and other costs related to software development, application development and operations expense) are expensed as incurred unless they meet the capitalization criteria of AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* (SOP 98-1). During 2006 and 2005, we had one application that met the criteria for cost capitalization as described in Note 5.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents generally consist of cash, overnight investment accounts that include short-term U.S. government obligations with maturities not exceeding three months and investments in U.S. government and government agency debt securities with original maturities not exceeding three months. Such investments are stated at cost, (which includes accrued interest on our short-term government obligations), which approximates fair value given the short maturity dates, and are considered cash equivalents for purposes of reporting cash flows.

SHORT-TERM INVESTMENTS

During 2006 and 2005, the Company invested in U.S. government and government agency debt securities with maturity dates of 180 days or less. These securities were classified as held-to-maturity because we had the positive intent and ability to hold the securities to maturity. Held-to-maturity securities were stated at amortized cost, which approximates fair value given the short maturity dates, adjusted for amortization of premium and accretion of discounts to maturity.

FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, as reported in the accompanying balance sheets, approximate their fair value primarily due to the short-term and/or variable-rate nature of such financial instruments.

ACCOUNTS RECEIVABLE

The majority of our accounts receivable are due from hospitals. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivables are past due, any previous loss history and the customer's ability to pay its obligations. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the underlying assets. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the initial lease term or the estimated useful lives of the underlying assets. The estimated useful lives used are as follows:

| | |
|---|---|
| Computer equipment and software | 3-5 years |
| Internally developed software | 3 years |
| Furniture and fixtures | 5-7 years |
| Leasehold improvements | 6 years |

INTANGIBLE ASSETS

During 2005, we paid $235,000 to acquire certain intangible assets (survey tools as well as a survey builder application) from the Foundation for Accountability, a not-for-profit organization. These tools are intended to enable consumers to compare their healthcare experience to evidenced-based guidelines for specific conditions. These assets are being amortized over their expected useful life of between 3-5 years. We evaluate the carrying value of these assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). See Note 7.

GOODWILL

Goodwill, which is stated at cost, is evaluated annually for impairment in accordance with the provisions of SFAS 142. See Note 6 for discussion of our annual impairment test performed in accordance with SFAS 142.

DEFERRED REVENUE

We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term.

Under the Internet Patient Acquisition™ program, initial fees which are due on the effective date of the contract are pro-rated for the period of the time commencing on the effective date and continuing until the last day of the then-current calendar quarter. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over three months.

LOSS CONTINGENCIES

We are subject to legal proceedings and claims that arise in the ordinary course of our business and to certain other legal proceedings. See Note 14. We expense legal costs incurred as period costs.

ADVERTISING

Advertising costs are generally expensed as incurred and included in sales and marketing expense in the accompanying statements of income. Advertising expense totaled approximately $1.8 million, $1.3 million and $187,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Included in these amounts are advertising costs of approximately $1.1 million, $0.9 million and $0 for the years ended December 31, 2006, 2005 and 2004, respectively, paid to various search engine partners. Advertising costs included in prepaid expenses and other current assets in our accompanying balance sheets as of December 31, 2006, 2005 and 2004 were insignificant.

TREASURY STOCK

Treasury stock is recorded at cost.

NET INCOME PER COMMON SHARE

We compute net income per common share in accordance with Statement of Financial Accounting Standards No. 128, *Earnings Per share* (SFAS 128). Under the provisions of SFAS 128, basic net income per common share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing the net income for the period by the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents, (composed of incremental common shares issuable upon the exercise of common stock options and warrants) are included in diluted net income per share to the extent these shares are dilutive, utilizing the treasury stock method. The treasury stock method utilizes the weighted average number of shares outstanding during each year and the assumed exercise of dilutive stock options and warrants, less the number of shares assumed to be purchased using the average market price of our common stock during the year. As of December 31, 2006, 2005 and 2004, options to purchase 76,805, 70,371 and 2,054,356 shares of common stock, respectively, were excluded from our calculation of dilutive securities as the exercise prices were above the market price for our common stock.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Numerator for both basic and diluted earnings per share: | | | |
| Net income | $ 3,181,510 | $ 4,139,853 | $ 1,782,143 |
| Denominator: | | | |
| Denominator for basic net income per common share--weighted average shares | 28,432,185 | 27,039,057 | 25,058,173 |
| Effect of dilutive securities: | | | |
| Outstanding employee stock options, warrants And restricted stock awards | 5,196,145 | 7,794,464 | 7,972,914 |
| Denominator for diluted net income per common share--adjusted weighted average shares and assumed conversion | 33,628,330 | 34,833,521 | 33,031,087 |

STOCK-BASED COMPENSATION

Prior to January 1, 2006, we accounted for stock-based compensation issued to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. No stock-based employee compensation cost related to stock options was reflected in net income, as all options granted under stock-based compensation plans had an exercise price equal to the market value of the underlying common stock on the grant date.

We adopted Statement of Financial Accounting Standards No. 123(revised), *Share-Based Payment* ("SFAS 123(R)"), using the modified prospective method on our required effective date of January 1, 2006. The modified prospective method requires measurement of compensation cost for all new stock awards and for all stock awards modified, repurchased, or cancelled after the effective date. Total future compensation cost is based upon a measurement of fair value on the date of grant and recognition of compensation expense over the requisite service period based on the straight-line attribution method, for awards expected to vest. In addition, any remaining compensation expense for the portion of stock awards issued prior to and that were outstanding on the effective date for which the requisite service had not been rendered is being recognized as the requisite service is rendered on or after the effective date. The fair value of these prior stock awards is based upon the grant-date fair value of these awards as previously calculated for our pro-forma disclosures under FASB Statement No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation*. We previously recognized forfeitures of any stock awards as they occurred. As required by SFAS 123(R), beginning upon the effective date of SFAS 123(R), the recorded share based compensation expense includes our estimate of future forfeitures, whether the share based awards were issued prior or subsequent to the effective date.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In October 2006, FASB issued Staff Position 123(R)-5 ("FSP FAS 123(R)-5"), *Amendment of FASB Staff Position FAS 123(R)-1*. This FSP addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for purposes of applying FSP FAS 123(R) -1, *Classification and Measurement of Freestanding* Financial *Instruments Originally issued in Exchange for Employee Services under FASB Statement No. 123(R).* The provisions in this FSP are effective for the first reporting period beginning after October 10, 2006. Early application of this FSP is permitted in periods for which financial statements have not yet been issued. At this time, we do not expect the application of FSP FAS 123(R)-5 will have an impact on our financial position or results of operations.

In October 2006, the FASB issued Staff Position 123R-6 ("FSP FAS 123(R)-6"), *Technical Correction of FASB Statement No. 123(R).* This FASB Staff Position ("FSP") addresses certain technical corrections of SFAS 123(R). Specifically, it amends the computation of the minimum compensation cost that must be recognized under certain valuation techniques, clarifies that at the date that the certain awards are no longer probable of vesting any previously recognized compensation cost should be reversed, and amends the definition of short-term inducement to exclude an offer to settle an award. The provisions in this FSP are effective for the first reporting period beginning after October 20, 2006. At this time, we do not expect the application of FSP FAS 123(R)-6 will have an impact on our financial position or results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108") Topic 1N, *Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB 108 requires the use of both the "iron curtain" and "rollover" approaches to quantifying misstatements for purposes of determining materiality to our financial statements and related financial statement disclosures. The iron curtain approach quantifies the error as the cumulative amount by which the current year's balance sheet is misstated, without considering the year(s) in which the misstatement originated. The rollover approach quantifies the amount by which the current year income statement is misstated. Exclusive reliance on the income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. We previously used use the rollover method for quantifying identified financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. We adopted SAB 108 on December 31, 2006, and it had no effect on our financial position or results of operations.

In September 2006, the FASB issued Statement No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--An Amendment of FASB Statements No. 87, 88, 106 and 132R.* This new standard requires a public company to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for us as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. At this time, we do not expect the application of SFAS 158 will have an impact on our financial position or results of operations.

In September 2006, the FASB issued Statement No. 157 ("SFAS 157"), *Fair Value Measurement.* This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which the Statement is initially applied. Only under certain circumstances is SFAS 157 to be applied retrospectively, in which case a cumulative-effect adjustment to the opening balance of retained earnings is required for the difference between the carrying amounts and the fair values of those financial instruments at the date this Statement is initially applied. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged. At this time, we do not expect the application of SFAS 157 will have a material impact on our financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 ("SFAS 109"), *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. On initial application, FIN 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48's requirements are effective for fiscal years beginning after December

15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to retained earnings at the beginning of the year of adoption. At this time, we do not expect the adoption of FIN 48 will have a material impact on our financial position or results of operations.

RECLASSIFICATION

Certain immaterial prior year amounts have been reclassified to conform to the current year presentation.

## 3. ACCOUNTS RECEIVABLE AND RATINGS AND ADVISORY SERVICES REVENUE

Accounts receivable consisted of the following:

| | DECEMBER 31 | |
|---|---|---|
| | 2006 | 2005 |
| Trade accounts receivable | $ 8,914,916 | $ 5,617,932 |
| Less allowance for doubtful accounts | 19,207 | 4,207 |
| | $ 8,895,709 | $ 5,613,725 |

For the years ended December 31, 2006, 2005 and 2004, we derived substantially all of our revenue from our ratings and advisory services. Furthermore, our marketing program services accounted for 61%, 59% and 60% of total ratings and advisory revenue for the years ended December 31, 2006, 2005 and 2004, respectively. During 2006, 2005 and 2004, no individual customer accounted for more the 10% of our revenues. Receivables from Tenet HealthSystem Medical, Inc. were approximately $1.0 million at December 31, 2006. No other single customer accounted for more than 10% of receivables at December 31, 2006, 2005, and 2004.

## 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| | DECEMBER 31 | |
|---|---|---|
| | 2006 | 2005 |
| Furniture and fixtures | $ 329,312 | $ 330,792 |
| Computer equipment and software | 3,248,301 | 3,163,104 |
| Leasehold improvements and other | 397,896 | 397,896 |
| | 3,975,509 | 3,891,792 |
| Accumulated depreciation and amortization | (2,209,548) | (2,296,727) |
| Net property and equipment | $ 1,765,961 | $ 1,595,065 |

For the years ended December 31, 2006, 2005, and 2004, depreciation and amortization expense was approximately $636,000, $336,000, and $146,000 respectively.

## 5. INTERNALLY DEVELOPED SOFTWARE

In accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, we capitalize certain costs associated with the implementation of software developed for internal use and costs incurred during the application development stage (such as software configuration and interfaces, coding, installation to hardware and testing) for certain applications we build. Costs capitalized consist of employee salaries and benefits allocated to the implementation project. We capitalize application development costs until the projects are substantially complete and ready for their intended use (after all substantial testing is completed). We capitalized approximately $300,000 and $417,000 of software development costs incurred during 2006 and 2005, respectively, related to certain applications developed for internal use. As the applications became ready for their intended use and were placed into service in 2006, we began to amortize the costs over their useful life, which we expect to be three years. Amortization expense relative to internally developed software for the years ended December 31, 2006, 2005 and 2004 was approximately $100,000, $0 and $0, respectively and is included in the depreciation and amortization expense disclosed in Note 4.

## 6. GOODWILL

As a result of the adoption of SFAS 142, we discontinued the amortization of goodwill effective January 1, 2002. SFAS 142 describes various potential methodologies for determining fair value, including market capitalization (if a public company has one reporting unit), discounted cash flow analysis (present value technique) and techniques based on multiples of earnings, revenue, earnings before income tax, depreciation and amortization, and/or other financial measures. SFAS 142 also states that if a valuation technique is used that considers multiple sources of information, such as an average of the quoted market prices of the reporting unit over a specific time period and the results of a present value technique, the company should apply that technique consistently period to period (i.e., in the required annual impairment analysis in subsequent years).

Because we consist of only one reporting unit, and are publicly traded, we began our fair value analysis with an evaluation of our market capitalization. We applied a market capitalization approach by multiplying the number of actual shares outstanding by an average market price.

Because our shares are thinly traded, management believes that any analysis of our fair value should include valuation techniques in addition to overall market capitalization. We contemplated utilizing cost, market or income approaches. However, utilization of cost or market approaches was not feasible, particularly because we do not fall into an easily identifiable "peer group" of companies from which to compare valuations in the form of price/earnings ratios, sales of similar companies, etc. Therefore, management determined to utilize an approach using the present value of expected future cash flows as an additional valuation technique. Due to the inherent uncertainty involved in projecting cash flows, in particular for a growth company, management developed a range of possible cash flows and derived a probability-weighted average of the range of possible amounts to determine the expected cash flow.

After deriving the market capitalization and expected cash flow valuations as described above, we then applied an equal weighting to each model to derive our overall fair value estimate of HealthGrades. As required under SFAS 142, we performed our annual test for impairment of our goodwill during the fourth quarters of 2004, 2005 and 2006. These tests resulted in no additional impairment to our goodwill balance.

We will continue to perform the annual impairment test in the fourth quarter of subsequent years, or sooner, if indicators of impairment arise at an interim date. Any impairment identified during the annual impairment tests will be recorded as an operating expense in our statements of income. We expect to continue to utilize the combined market capitalization and expected cash flow approach described above to perform our annual impairment analysis and interim tests if necessary.

7. INTANGIBLE ASSETS

During 2005, we paid $235,000 to acquire certain intangible assets (survey tools as well as a survey builder application). These tools are intended to enable consumers to compare their healthcare experience to evidenced-based guidelines for specific conditions. For the years ended December 31, 2006 and 2005 amortization of intangible assets was approximately $63,000 and $58,000, respectively. We capitalized approximately $118,000 to the survey builder application, which is being amortized over its estimated useful life of five years and $118,000 to the survey tools, which is being amortized over its estimated useful life of three years. Expected amortization expense related to these assets for the next five years are as follows:

| | |
|---|---:|
| 2007 | $62,728 |
| 2008 | 26,790 |
| 2009 | 23,523 |
| 2010 | 1,960 |
| 2011 | -- |

8. DEFERRED RENT

As of December 31, 2006 and 2005, we had approximately $343,000 and $382,000, respectively, recorded as deferred rent in our accompanying balance sheet. Deferred rent relates principally to cash payments we received from the landlord of our new office facility as reimbursement for tenant improvements we made. In addition, deferred rent includes approximately one and a half months of construction period rent from the period beginning on the date upon which we accepted delivery of the premises and ending when we actually moved into the facility. Deferred rent will be amortized as a reduction to rent expense over the 63 month term of our lease.

9. BANK LINE OF CREDIT AND TERM LOAN

On May 13, 2002, we completed a line of credit arrangement (the "Agreement") with Silicon Valley Bank. Under the terms of the Agreement, we were entitled to request advances not to exceed an aggregate amount of $1.0 million (subject to a limit of 75% of Eligible Accounts (as defined in the Agreement) plus 50% of our cash invested with Silicon Valley Bank, over the one-year term of the Agreement. Through subsequent amendments, we extended the term of the Agreement to February 13, 2006. We did not borrow any funds under the Agreement. However, in connection with a lease we executed for our headquarters in Golden, Colorado, we executed a $500,000 standby letter of credit with Silicon Valley Bank in January 2005 to secure our obligations under the lease.

In February 2006, the Agreement with Silicon Valley Bank expired, and we did not renew the Agreement. The standby letter of credit with Silicon Valley Bank is secured as a compensating balance against the cash and cash equivalents we maintain with Silicon Valley Bank.

10. COMMON STOCK AND WARRANTS

During the year ended December 31, 2005, warrants to purchase 2,136,600 shares of our common stock were converted into 675,003 shares of our common stock, in accordance with a net exercise provision of the warrants. In addition, warrants to purchase 41,580 shares of our common stock were exercised at a price of $0.26 per share.

11. STOCK OPTION PLANS

On October 15, 1996, our Board of Directors approved the 1996 Equity Compensation Plan (the "Equity Plan"), which, as amended in 2002, provides for the grant of options to purchase up to 13,000,000 shares of our common stock. Our stockholders approved the Equity Plan and each increase in shares authorized for issuance. The Equity Plan was set to terminate no later than October 14, 2006 and has been amended and restated as further described below. Both incentive stock options and non-qualified stock options were issued under the provisions of the Equity Plan.

Effective July 24, 2006, our stockholders approved an amendment and restatement of the Equity Plan. The Equity Plan was renamed the Health Grades, Inc. 2006 Equity Compensation Plan (the "2006 Plan"). The 2006 Plan reflects amendments that, among other things, extend the term of the Equity Plan to July 23, 2016 and provide for the grants of awards of shares of our common stock, "phantom" shares of common stock, stock appreciation rights and other stock-based awards. The maximum number of shares that may be issued under the 2006 Plan is 13,000,000 shares. This maximum number of authorized shares includes shares to be issued pursuant to the outstanding grants under the Equity Plan, but does not include shares previously issued pursuant to grants under the Equity Plan. Our employees, members of the Board of Directors and certain consultants and advisors are eligible to participate in the 2006 Plan. Our Board of Directors or a committee of the Board of Directors authorizes the grants and vesting of awards under the 2006 Plan. As of December 31, 2006, there were 4,662,441 shares available for future granting under the 2006 Plan.

Historically, we have granted incentive stock options to our employees and non-qualified stock options to our directors and consultants. Under the 2006 Plan, we have issued restricted stock awards (RSAs) to employees, directors and consultants. The RSA grants typically vest over a three or four year period and expire ten years from the grant date. We may provide different equity awards with different vesting terms in the future.

We estimate the fair value of stock option awards using the Black-Scholes valuation model. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates of forfeitures differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Actual results, and future changes in estimates, may differ substantially from our current estimates.

We determine the value of RSAs based on the market value of our common stock on the date of the award. We recognize the related compensation expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. As mentioned above, actual results, and future changes in estimates, may differ substantially from our current estimates. Employees who are granted RSAs receive the restricted shares and any related cash dividends. They may vote their shares, but may not sell or transfer shares prior to vesting.

Prior to our adoption of SFAS 123(R), we presented the benefits of tax deductions in excess of recognized compensation costs ("Excess Tax Benefits") as cash flows from operations. SFAS 123(R) generally requires that Excess Tax Benefits be reported as cash flow from financing activities rather than as cash flow from operations. Therefore, the Excess Tax Benefit of approximately $1.4 million recorded during the year ended December 31, 2006 is classified as a financing cash inflow in the statements of cash flows. Additionally, SFAS 123(R) specifies that Excess Tax Benefits may not be recognized as an increase to additional paid-in capital until the corresponding tax deduction actually reduces taxes payable. We will follow the actual ordering of deductions in tax returns in applying this provision and will only recognize Excess Tax Benefits to the extent that they actually reduce taxes payable.

On March 29, 2005, the SEC published Staff Accounting Bulletin No. 107, *Share-Based Payment* ("SAB 107"). SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. We have classified stock-based compensation during the year ended December 31, 2006 within the same expense line items as cash compensation paid to employees.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*, which provides an elective transition method for calculating the initial pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R). Companies may take up to one year from the effective date of this FASB Staff Position to evaluate the available transition alternatives, provided they have no tax deficiencies under SFAS 123(R), and make a one-time election as to which method to adopt. We have elected to adopt the elective alternative transition method, as allowed under FSP FAS 123(R)-3.

The effect of our adoption of SFAS 123(R), effective January 1, 2006, was an increase in stock-based compensation expense to employees of approximately $726,000 ($.03 per share basic and $.02 per share diluted) to our income from operations and income before income taxes for the year ended December 31, 2006, respectively. The total related income tax benefit recognized in the statement of income was approximately $75,000 for the year ended December 31, 2006. The total effect of our adoption of SFAS 123(R) for the year ended December 31, 2006 on net income was a reduction of approximately $651,000.

*Equity Plan*

*Valuation Assumptions for Stock Options*

The fair value of stock options granted during the years ended December 31 was estimated using the Black-Scholes option-pricing model with the following assumptions:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Dividend yield | 0% | 0% | 0% |
| Expected volatility | 111% | 111-158% | 151-178% |
| Risk-free interest rate | 4.84% | 3.67-3.96% | 2.44-3.16% |
| Expected life | 3-5 years | 3 years | 3 years |

The expected volatility is based upon our historical stock price over the expected life of the options. The risk-free interest rate assumption is based upon the U.S. Treasury securities in effect at the time of grant for periods corresponding with the expected life of the option. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.

A summary of option activity for the year ended December 31, 2006 is as follows:

| | Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 31, 2005 | 7,975,186 | $ 0.61 | | |
| Granted | 23,000 | 6.40 | | |
| Exercised | (1,100,578) | 0.39 | | |
| Forfeited | (234,999) | 3.15 | | |
| Expired | (13,066) | 5.81 | | |
| Outstanding at December 31, 2006 | 6,649,543 | $ 0.56 | 4.94 | $ 26,119,290 |
| Vested or expected to vest at December 31, 2006 | 6,639,586 | $ 0.56 | 4.93 | $ 26,391,859 |
| Exercisable at December 31, 2006 | 6,317,633 | $ 0.45 | 4.78 | $ 25,525,853 |

The aggregate intrinsic value in the table above represents the difference between the closing price of our common stock on the last trading day of 2006 and the exercise price, multiplied by the number of shares that would have been received by the option holders had all options holders exercised their options on December 31, 2006.

During the years ended December 31, 2006, 2005 and 2004, all stock option awards were granted at exercise prices equal to the fair market value of the shares of common stock on the grant date.

As of December 31, 2006, $760,284 of total unrecognized compensation cost related to stock options granted to employees and directors is expected to be recognized over a weighted-average period of approximately one year.

A summary of our stock option activity and related information for the years ended December 31 is as follows:

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | OPTIONS | WEIGHTED-AVERAGE EXERCISE PRICE | OPTIONS | WEIGHTED-AVERAGE EXERCISE PRICE | OPTIONS | WEIGHTED-AVERAGE EXERCISE PRICE |
| Outstanding at beginning of year | 7,975,186 | $ 0.61 | 9,778,384 | $ 0.41 | 9,831,408 | $ 0.31 |
| Granted | 23,000 | $ 6.40 | 490,500 | $ 3.65 | 919,004 | $ 1.32 |
| Exercised | (1,100,578) | $ 0.39 | (2,078,020) | $ 0.30 | (828,023) | $ 0.15 |
| Forfeited | (234,999) | $ 3.15 | (215,678) | $ 1.69 | (144,005) | $ 0.99 |
| Expired | (13,066) | $ 5.81 | -- | $ -- | -- | $ -- |
| Outstanding at end of year | 6,649,543 | $ 0.56 | 7,975,186 | $ 0.61 | 9,778,384 | $ 0.41 |
| Exercisable at end of year | 6,317,633 | $ 0.45 | 6,755,757 | $ 0.38 | 8,062,638 | $ 0.36 |

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Weighted-average fair value of options granted during the year: | $4.84 | $2.89 | $1.14 |
| Intrinsic value of options exercised during the year: | $4,693,045 | $7,662,096 | $833,798 |
| Fair value of shares vested during the year: | $635,779 | $326,927 | $379,374 |

Exercise prices for options outstanding and the weighted-average remaining contractual lives of those options at December 31, 2006 are as follows:

| | OPTIONS OUTSTANDING | | | OPTIONS EXERCISABLE | |
|---|---|---|---|---|---|
| RANGE OF EXERCISE PRICES | NUMBER OUTSTANDING | WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS) | WEIGHTED-AVERAGE EXERCISE PRICE | NUMBER EXERCISABLE | WEIGHTED AVERAGE EXERCISE PRICE |
| $0.06-$0.17 | 4,000,168 | 5.10 | $ 0.10 | 4,000,168 | $ 0.10 |
| $0.30-$0.50 | 438,877 | 6.10 | 0.32 | 438,877 | 0.32 |
| $0.53-$0.63 | 1,100,175 | 2.83 | 0.58 | 1,100,175 | 0.58 |
| $0.75-$0.88 | 213,028 | 4.00 | 0.81 | 208,028 | 0.81 |
| $1.01-$1.95 | 528,157 | 7.18 | 1.35 | 362,759 | 1.39 |
| $2.10-$2.94 | 113,000 | 6.49 | 2.84 | 95,999 | 2.88 |
| $3.00-$3.98 | 91,667 | 7.92 | 3.50 | 32,996 | 3.50 |
| $4.10-$4.70 | 89,000 | 8.64 | 4.48 | 27,160 | 4.41 |
| $5.36-$5.94 | 8,000 | 9.01 | 5.80 | 500 | 5.36 |
| $6.10-$6.75 | 41,000 | 4.49 | 6.69 | 24,500 | 6.75 |
| $9.75-$11.75 | 26,471 | 0.57 | 11.48 | 26,471 | 11.48 |
| $0.06-$11.75 | 6,649,543 | 4.94 | $ 0.56 | 6,317,633 | $ 0.45 |

*2006 Plan*

A summary of RSA activity for the year ended December 31, 2006 is as follows:

| | Number of RSAs | Weighted Average Grant-Date Fair Value Per Share |
|---|---|---|
| Nonvested at December 31, 2005 | -- | $ -- |
| Granted | 1,086,832 | 4.40 |
| Vested | -- | -- |
| Cancelled | (11,500) | 4.43 |
| Nonvested at December 31, 2006 | 1,075,332 | 4.40 |
| Vested or expected to vest at December 31, 2006 | 234,593 | $ 4.40 |

As of December 31, 2006, we had $4,595,343 of total unrecognized compensation cost related to nonvested RSAs granted under the 2006 Plan. Of this total, $3,663,195 relates to RSAs whose vesting is contingent upon meeting various performance goals, including annual revenue, operating income and operating margin targets. No compensation expense has been recognized or will be recognized until achievement of these performance measures is considered probable. The remaining unrecognized compensation cost of $932,148 associated with the nonvested RSAs, which vest solely on fulfilling a service condition, is expected to be recognized over a weighted-average period of four years. With respect to the RSAs, $99,665 was recognized as compensation cost for the year ended December 31, 2006.

*Pro Forma Information for Period Prior to SFAS 123(R) Adoption*

If we had elected to adopt SFAS 123(R) utilizing the modified retrospective method, net income and basic and diluted net income per share for the years ended December 31, 2005 and 2004 would have been changed to the pro forma amounts indicated below:

| | Year Ended December 31, 2005 | Year Ended December 31, 2004 |
|---|---|---|
| Net income, as reported | $ 4,139,853 | $ 1,782,143 |
| Add: Stock-based employee compensation expense included in reported net income under APB No. 25 | -- | -- |
| Deduct: Stock-based compensation expense determined using a fair value based method for all awards, net of related tax effects | (545,054) | (223,150) |
| Pro forma net income | $ 3,594,799 | $ 1,558,993 |
| Basic net income per share: | | |
| As reported | $ 0.15 | $ 0.07 |
| Pro forma | $ 0.13 | $ 0.06 |
| Diluted net income per share: | | |
| As reported | $ 0.12 | $ 0.05 |
| Pro forma | $ 0.10 | $ 0.05 |

12. OPERATING LEASES

We are obligated under operating leases for our office space and certain office equipment. In December 2006, we added 7,228 square feet of office space to our Golden, Colorado headquarters. The lease term under this new lease expires in May 2011.

Future minimum payments under the operating leases with terms in excess of one year are summarized as follows for the years ending December 31:

| | |
|---|---|
| 2007 | $ 581,352 |
| 2008 | 594,822 |
| 2009 | 584,351 |
| 2010 | 548,432 |
| 2011 | 239,547 |
| Thereafter | -- |
| Total | $2,548,504 |

Rent expense for the years ended December 31, 2006, 2005 and 2004 under all operating leases was approximately $451,000, $400,000 and $327,000, respectively.

## 13. INCOME TAXES

We are a corporation subject to federal and certain state and local income taxes. The provision for income taxes is made pursuant to the liability method as prescribed in Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). This method requires recognition of deferred income taxes based on temporary differences between the financial reporting and income tax bases of assets and liabilities, using currently enacted income tax rates and regulations related to the years such temporary differences become deductible and payable.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows:

| | 2006 | 2005 |
|---|---|---|
| Deferred tax assets: | | |
| Deferred rent | $ 121,910 | $ 145,108 |
| Accrued liabilities | 67,629 | 48,152 |
| Stock-based compensation expense | 57,160 | -- |
| Intangible assets, net | 34,265 | 16,388 |
| Allowance for doubtful accounts | 7,299 | 1,599 |
| Other | 6,579 | -- |
| Alternative minimum tax credit | -- | 15,445 |
| Net operating loss carryforwards | 299,510 | 1,222,379 |
| | 594,352 | 1,449,071 |
| Valuation allowance for deferred tax assets | -- | -- |
| Gross deferred tax asset | 594,352 | 1,449,071 |
| Deferred tax liabilities: | | |
| Prepaid expenses | 158,087 | 207,013 |
| Property and equipment, net | 99,116 | 130,096 |
| Gross deferred tax liability | 257,203 | 337,109 |
| Net deferred tax asset | $ 337,149 | $ 1,111,962 |

During the year ended December 31, 2005, the valuation allowance for deferred tax assets was reduced by $1,500,550. The valuatio allowance at December 31, 2004 resulted from uncertainty regarding our ability to realize the benefits of the related deferred ta assets. In accordance with SFAS 109, we assessed the continuing need for the valuation allowance and concluded that once we ha achieved at least six quarters of net income before tax and cumulative net income before tax during the most recent 12 quarters, w could reverse the valuation allowance. During the second quarter of 2005, we met these criteria and determined that the valuatio allowance was no longer required.

The income tax (benefit) expense for the years ended December 31, 2006, 2005 and 2004 is summarized as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 1,346,815 | $ 1,029,882 | $ -- |
| State | 202,784 | 90,417 | -- |
| | 1,549,599 | 1,120,299 | -- |
| Deferred: | | | |
| Federal | 682,289 | (978,360) | -- |
| State | 92,524 | (133,602) | -- |
| | 774,813 | (1,111,962) | -- |
| Total | $ 2,324,412 | $ 8,337 | $ -- |

The total income tax expense differs from amounts currently payable because certain revenues and expenses are reported in the statements of income in periods that differ from those in which they are subject to taxation. The principal differences relate to different methods of calculating depreciation and deferred rent for financial statement and income tax purposes, currently non-deductible book compensation expense items, currently non-deductible book accruals and reserves and currently deductible book prepaid amounts.

The current income tax expense summarized above for the years ended December 31, 2006 and 2005 does not include a tax benefit of $1,446,567 and $1,155,187, respectively, related to certain employee stock option transactions. In accordance with SFAS 109, this excess tax benefit has been recorded as an increase to stockholder's equity in the accompanying balance sheet. Pursuant to the treatment required by SFAS 123R, such excess tax benefits are reported as financing cash inflows. Prior to our adoption of SFAS 123R, such excess tax benefits were included in operating cash flows.

A reconciliation between the statutory federal income tax rate of 34% and our 42.2%, 0.2% and 0.0% effective tax rates for the years ended December 31, 2006, 2005 and 2004, respectively, is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Federal statutory income tax rate | 34.0% | 34.0% | 34.0% |
| State income taxes, net of federal benefit | 3.5 | 4.3 | 6.4 |
| Non-deductible expenses | 3.8[1] | 0.4 | 0.8 |
| Miscellaneous | 0.9 | (2.3) | (3.4) |
| Deferred tax asset valuation allowance | -- | (36.2) | (37.8) |
| Effective income tax rate | 42.2% | 0.2% | 0.0% |

[1] Includes compensation cost related to incentive stock options.

We have approximately $800,000 in net operating loss carryforwards which may be used to offset future taxable income. These loss carryforwards expire from 2019 through 2021. Certain changes in our stock ownership during 2001 resulted in an ownership change pursuant to the tax laws and, due to this change, all of our net operating loss carryforwards are subject to restrictions on the timing of their use.

## 14. LEGAL PROCEEDINGS

### Agreement with Hewitt Associates LLC

Effective September 30, 2005, we entered into a Development and Services Hewitt that was amended in September 2005 (collectively, the "Hewitt Agreement"), with Hewitt Associates LLC ("Hewitt"). Under the Hewitt Agreement, we were to develop and host applications that would enable Hewitt's clients to make available to their employees and other participants enhanced Health Grades healthcare quality information as well as other information regarding providers in a particular health plan's network. Such information was to include our hospital and physician quality information along with health plan supplied data.

Under the Hewitt Agreement, during an initial evaluation period that ended on December 31, 2005, we provided pilot services to one Hewitt client. The Hewitt Agreement provided that, at the end of the evaluation period, Hewitt would determine whether we were successful in providing the pilot services. In addition, during the evaluation period, Hewitt would evaluate our capacity to collect, process, integrate, deploy, maintain and update provider-specific data received from health plans that will enable a Hewitt client participant to determine the identity of providers in a health plan's network ("Network Tag Services"). If Hewitt determined that the pilot services were not successful or otherwise did not warrant continuation of the Hewitt Agreement, or if Hewitt determined that we are not suitable to provide the Network Tag Services on an ongoing basis, Hewitt could terminate the Hewitt Agreement. The Hewitt Agreement provided that notice of such termination must be sent to us no later than December 31, 2005. For the year ended December 31, 2005, $400,000 was included in our ratings and advisory revenue in the statement of income with respect to fees related to the initial pilot services. No revenue has been recorded under the Hewitt Agreement for the year ended December 31, 2006.

Under the Hewitt Agreement, if Hewitt's evaluations were favorable, Hewitt would pay to us a fee based upon the total number of Hewitt clients' participants with access to our websites, and the type of services to which the participants have access, in accordance with a fee schedule attached to the Hewitt Agreement, subject to minimum payments of $3,000,000 per annum in 2007, 2008 and 2009.

On March 28, 2006, we filed a Demand for Arbitration before the American Arbitration Association ("AAA") against Hewitt regarding the Hewitt Agreement. The Demand for Arbitration alleges, among other things, that on December 31, 2005, Hewitt sent us a letter in which Hewitt concluded that the provision of the pilot services was "successful," and that, with regard to the Network Tag Services, the health plans have been slow to respond to the Hewitt/Health Grades request for data. Moreover, the Demand for Arbitration alleges that Hewitt did not terminate the Hewitt Agreement on December 31, 2005 and that follow up e-mails from Hewitt made reference to Hewitt's desire to "amend the existing Hewitt Agreement ...". The Demand for Arbitration further alleges that our response to Hewitt's December 31, 2005 letter, while committing us to the relationship, reminded Hewitt that bringing the health plan information to us is one of the principal responsibilities Hewitt has under the Hewitt Agreement. In addition, the Demand for Arbitration states that, on March 10, 2006, Hewitt claimed that the December 31, 2005 letter invoked the right to terminate the Hewitt Agreement, even though the December 31 letter makes no reference to terminating the Hewitt Agreement; moreover, on March 15, 2006, Hewitt administrators refused to continue to perform Hewitt's obligations under the Hewitt Agreement.

In the Demand for Arbitration, we claim, among other things, that Hewitt has willfully repudiated and breached the terms of the Hewitt Agreement by falsely contending that it had the right to terminate the Hewitt Agreement based on our performance of the pilot services and the Network Tag Services; by refusing to continue to perform under the Hewitt Agreement; and by falsely contending that we had materially breached the Hewitt Agreement when Hewitt had precluded us from providing services under the Hewitt Agreement and our performance had at all times been commendable. We are seeking $21 million in damages, plus costs.

On April 17, 2006, Hewitt filed a Response to our Demand for Arbitration, generally denying our allegations and requesting that the arbitration panel dismiss our claim in its entirety and award Hewitt arbitration fees and any attorney fees or other costs incurred. As required by the Hewitt Agreement, a panel of three arbitrators will hear this matter. The selection process for the panel has been completed.

The arbitrators held a preliminary conference with counsel on July 5, 2006, and a second conference was held on July 26, 2006. See Note 18 for the current status of this matter.

Indemnification of our Chief Executive Officer and Derivative Complaint

For the year ended December 31, 2006, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $662,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as "the collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in federal court in Tennessee to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation.

Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in federal court in Tennessee. The arbitrator determined that the bank had no liability.

Mr. Hicks has not been paid the arbitration award. The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award on October 26, 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur, from the proceeds of any final award paid to him, net of any income taxes payable by him resulting from the award.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle, one of the collection agency parties, made allegations directed at us, Mr. Hicks and the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle, or any of the other collection agency parties, has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such any litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. A special committee of the Board is reviewing the matters raised.

On December 18, 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleges, among other items, that the defendants have wasted and continue to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks has converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants have violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle seeks a recovery to our company of the attorneys fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys fees he incurs in this matter. Mr. Cadle also seeks injunctive relief to prevent us from continuing to indemnify Mr. Hicks. See Note 18 for the current status of this matter.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, these actions are unlikely to materially affect our financial position.

15. COMMITMENTS

We have entered into employment agreements that provide two executives with minimum base pay, annual incentive awards and other fringe benefits. We expense all costs related to the agreements in the period that the services are rendered by the employee. In the event of death, disability, termination with or without cause, voluntary employee termination, or change in our ownership, we may be partially or wholly relieved of our financial obligations to such individuals. However, under certain circumstances, a change in control of us may provide significant and immediate enhanced compensation to the executives. At December 31, 2006, we were contractually obligated to pay base pay compensation to these executives of approximately $547,000 through December 31, 2007.

We have entered into certain licensing and contractual agreements with various parties to access and use data from these parties for the purpose of providing various health information and resources on our website. We have the ability to terminate these agreements upon certain conditions. Our remaining purchase obligations under these contracts at December 31, 2006 are approximately $0.7 million over a three-year period. For the years ended December 31, 2006, 2005 and 2004, amounts included in cost of ratings and advisory revenue for purchases under the agreements are approximately $534,000, $159,000 and $40,000, respectively.

16. EMPLOYEE BENEFIT PLAN

We maintain a defined contribution employee benefit plan (the "Benefit Plan"). The Benefit Plan covers substantially all of our employees and includes a qualified non-elective contribution equal to 3% of annual compensation, applicable to all eligible participants, regardless of whether or not the participant contributes to the Benefit Plan.

Expense under the Benefit Plan, including the Qualified Non-Elective Contribution, aggregated approximately $237,000, $178,000 and $139,000 for 2006, 2005 and 2004, respectively.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2006 and 2005.

| **2006** | **March 31** | **June 30** | **September 30** | **December 31** |
|---|---|---|---|---|
| Revenue: | | | | |
| Ratings and advisory | $ 6,102,257 | $ 6,662,090 | $ 7,247,615 | $ 7,752,059 |
| Other | 120 | 5,000 | -- | 1,111 |
| Total revenue | 6,102,377 | 6,667,090 | 7,247,615 | 7,753,170 |
| Expenses: | | | | |
| Cost of ratings and advisory revenue | 1,150,146 | 1,078,381 | 1,114,898 | 1,249,885 |
| Gross margin | 4,952,231 | 5,588,709 | 6,132,717 | 6,503,285 |
| Operating expenses: | | | | |
| Sales and marketing | 1,794,506 | 1,788,568 | 2,266,895 | 2,573,808 |
| Product development | 829,886 | 834,518 | 877,015 | 1,005,916 |
| General and administrative | 1,718,573 | 1,449,246 | 1,536,769 | 1,684,120 |
| Income from operations | 609,266 | 1,516,377 | 1,452,038 | 1,239,441 |
| Other: | | | | |
| Other | 450 | -- | (493) | -- |
| Interest income | 137,427 | 167,735 | 181,872 | 202,196 |
| Interest expense | (113) | (92) | (87) | (95) |
| Income before income taxes | 747,030 | 1,684,020 | 1,633,330 | 1,441,542 |
| Income tax expense | 348,906 | 704,734 | 691,061 | 579,711 |
| Net income | 398,124 | 979,286 | 942,269 | 861,831 |
| Net income per share (basic) | $ 0.01 | $ 0.03 | $ 0.03 | $ 0.03 |
| Weighted average shares outstanding (basic) | 28,233,054 | 28,408,361 | 28,449,118 | 28,636,680 |
| Net income per share (diluted) | $ 0.01 | $ 0.03 | $ 0.03 | $ 0.03 |
| Weighted average shares outstanding (diluted) | 34,267,275 | 33,987,459 | 33,778,190 | 33,498,144 |

| 2005 | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| Revenue: | | | | |
| Ratings and advisory | $ 4,699,927 | $ 4,868,748 | $ 5,334,279 | $ 5,891,219 |
| Other | 6,552 | 387 | 6,375 | 19 |
| Total revenue | 4,706,479 | 4,869,135 | 5,340,654 | 5,891,238 |
| Expenses: | | | | |
| Cost of ratings and advisory revenue | 726,760 | 795,997 | 780,949 | 864,962 |
| Gross margin | 3,979,719 | 4,073,138 | 4,559,705 | 5,026,276 |
| Operating expenses: | | | | |
| Sales and marketing | 1,344,943 | 1,270,813 | 1,331,590 | 1,854,244 |
| Product development | 783,294 | 734,664 | 766,611 | 751,159 |
| General and administrative | 1,317,005 | 1,246,867 | 1,115,081 | 1,180,143 |
| Income from operations | 534,477 | 820,794 | 1,346,423 | 1,240,730 |
| Other: | | | | |
| Other | -- | 1,405 | -- | -- |
| Interest income | 20,432 | 34,316 | 58,394 | 91,982 |
| Interest expense | -- | (73) | (588) | (102) |
| Income before income taxes | 554,909 | 856,442 | 1,404,229 | 1,332,610 |
| Income tax (benefit) expense | -- | (1,051,017) | 537,447 | 521,907 |
| Net income | 554,909 | 1,907,459 | 866,782 | 810,703 |
| Net income per share (basic) | $ 0.02 | $ 0.07 | $ 0.03 | $ 0.03 |
| Weighted average shares outstanding (basic) | 25,980,483 | 26,889,435 | 27,504,864 | 27,756,808 |
| Net income per share (diluted) | $ 0.02 | $ 0.05 | $ 0.02 | $ 0.02 |
| Weighted average shares outstanding (diluted) | 34,447,212 | 34,955,601 | 35,032,559 | 34,874,073 |

## 18. SUBSEQUENT EVENTS

On January 19, 2007, we became majority owner of a newly formed company, Healthcare Credit Solutions, LLC (HCS). In consideration for a 50.1% ownership interest, we contributed $750,000 in cash. HealthCo, LLC, an unrelated entity, contributed intellectual property in the form of a Technology Assignment Agreement for a minority ownership interest of 49.9%. Although profit and loss distributions between the Company and HealthCo, LLC will be 42% and 58%, respectively, we will maintain controlling interest in HCS.

The arbitration hearing, with respect to the Hewitt matter more fully described in Note 14, was held February 12-16, 2007, with additional hearing time in late February and early March 2007. All evidence has been heard by the panel and closing briefs are due to be filed by April 6, 2007. We expect a ruling from the arbitrators by the end of the second quarter of 2007.

With respect to the legal matter concerning the indemnification of our Chief Executive Officer, on February 21, 2007, the court of appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. Final briefing will be concluded by mid-March 2007. We expect a decision shortly thereafter. We anticipate filing a response to Mr. Cadle's derivative complaint (as more fully described in Note 14) within the next thirty days.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

## Item 9A. Controls and Procedures

### Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2006. Grant Thornton LLP has audited this assessment of our internal control over financial reporting; their report is included in Item 8.

Item 9B. Other Information

On March 28, 2006, Mark Pacala resigned as a director of Health Grades, Inc., effective following the Board of Directors meeting on March 29, 2006.

Under agreements executed in March 2000, Health Grades and certain of its current and former executive officers generally agreed to take such actions (including in the case of the individuals, voting their shares) as were in their control so that one designee of Essex Woodlands Health Ventures Fund IV, L.P. ("Essex") was elected to the Board of Directors. Mr. Pacala, a Managing Director of Essex, was Essex's designee. These agreements terminated once Essex held less than five percent of Health Grades' outstanding common stock. On February 27, 2006, Essex sold all remaining shares of Health Grades stock that it then owned.

# PART III

## ITEM 10. DIRECTORS OF THE REGISTRANT

*Directors of the Registrant*

**Kerry R. Hicks**, age 47, one of our founders, has served as our Chief Executive Officer and has been a director since our inception in 1995. He also served as our President from our inception until November 1999 and since June 2001. From 1985 to 1995, he served as Senior Vice President of LBA Healthcare Management (LBA).

**Mary Boland**, age 49, has served as one of our directors since June 2006. Ms. Boland has served as Vice President and Chief Financial Officer of Levi Strauss & Company North America since March 2006. Ms. Boland served as Vice President and Chief Financial Officer of General Motors North America from December 2003 to February 2006, and Controller of General Motors North America from March 2002 to December 2003. From February 2001 to March 2002, Ms. Boland served as Group Director of Finance for General Motors North America - Manufacturing and Labor Relations.

**Leslie S. Matthews, M.D.**, age 55, has served as one of our directors since December 1996. Since October 1994, Dr. Matthews has been an orthopaedic surgeon at Greater Chesapeake Orthopaedic Associates, LLC, and since 1992, he has been the Chief of Orthopaedic Surgery at Union Memorial Hospital.

**John Quattrone,** age 54, has served as one of our directors since November 2000. Mr. Quattrone has served in several capacities for General Motors, including Vice President – Global Human Resources since January 2006, as General Director of Human Resources for General Motors North America Automotive Operations from 1995 to June 2001 and Vice President - Human Resources from June 2001 – December 2005.

**J.D. Kleinke,** age 45, has served as one of our directors since April 2002. Mr. Kleinke has also served as the Vice Chairman of our Board of Directors since January 1, 2005. In this capacity, he serves as a part-time executive officer. Mr. Kleinke has also served as Chairman of the Board and Executive Director of Omnimedia Institute, a non-profit healthcare research and information technology development organization, since October 2004, and as President and Chief Executive Officer for HSN, a privately-held health information technology development company, since April 1998. From May 1992 to February 1998, Mr. Kleinke served in various capacities for HCIA, Inc., a healthcare information company that provides information products and services to health care systems, managed care organizations and pharmaceutical companies.

Kerry R. Hicks and David G. Hicks, one of our Executive Vice Presidents, are brothers.

**Audit Committee**

We have a separately-designated standing audit committee comprised solely of independent Board members. The audit committee members are as follows: Ms. Boland (audit committee chairperson); Mr. Quattrone and Dr. Matthews.

*Audit Committee Financial Expert*

The Board of Directors has determined that Mary Boland is an "audit committee financial expert" as that term is defined in Securities and Exchange Commission regulations and is independent within the meaning of the rules of the NASDAQ Stock Market, Inc.

*Code of Conduct*

We have a Code of Conduct applicable to all of our officers, other employees and directors. Among other things, the Code of Conduct is designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely, and understandable disclosures in periodic reports required to be filed by us; and to promote compliance with applicable governmental laws, rules and regulations. The Code of Conduct provides for the prompt internal reporting of violations of the Code of Conduct to an appropriate person identified in the Code of Conduct and contains provisions regarding accountability for adherence to the Code of Conduct. We intend to satisfy the disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Conduct by disclosing such matters in the Investor Relations section of our website.

**Shareholder Communications**

Shareholders can communicate directly with our Chairman and CEO, Kerry Hicks, or our Audit Committee Chairperson, Mary Boland, via e-mail directly from the Investor Relations section of our website.

*Section 16(a) Beneficial Ownership Reporting Compliance*

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and holders of more than 10% of our common stock to file reports of ownership of our securities and changes in ownership with the Securities and Exchange Commission. We believe that all filings required to be made during 2006 were made on a timely basis, except that Essex Woodlands Health Ventures Fund IV, L.P., formerly a holder of more than 10% of our common stock, reported one transaction after the applicable due date.

ITEM 11. EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is currently comprised of Messrs. Quattrone and Boland. Mr. Peter Cheesbrough, a former Board member, served as a member of our Compensation Committee through July 24, 2006. Mr. Cheesbrough did not stand for reelection at our 2006 Annual Meeting of Stockholders. None of our Compensation Committee members are or have been officers or employees of the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K/A and the Company's 2007 proxy statement. This report is provided by the following independent directors, who comprise the committee:

John J. Quattrone (Chairman)
Mary Boland

COMPENSATION DISCUSSION AND ANALYSIS

***Overview and History of Our Compensation Program***

The Compensation Committee is responsible for establishing, implementing and monitoring the administration of compensation programs in accordance with our compensation philosophy and strategy as well as approving executive compensation and equity plan awards. A Compensation Committee Charter is available under Corporate Governance in the Investor Relations section of our website. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, comparisons to our annual operating budget as well as consultation with independent compensation consultants, as appropriate.

The elements of our executive compensation program include salary, annual cash incentives and equity-based awards. In early 2002, we granted certain stock option grants and provided equity purchase opportunities to our executives. At that time, we were not profitable and were seeking to conserve our cash resources. Accordingly, and in light of a continuing expense control program that effectively precluded meaningful salary increases or cash bonuses for executives and led to reductions in our staff, the Compensation Committee determined that option grants and equity purchase opportunities were the best available alternatives for encouraging executives to continue their employment with us and devote the substantial time and effort necessary to further develop our business.

As a result of these equity grants, from 2003 through 2005 our general executive compensation philosophy was to provide modest salary increases, cash incentives based on the degree of improvement in our performance and no equity compensation. All of the equity awards granted to the majority of our named executive officers ("NEOs") in prior years were completely vested by the end of 2005. As such, during 2006 we issued additional equity grants to address both long-term incentives and retention of these key executives. In light of the passage of time since the 2002 equity awards and our continuing performance and growth, the Compensation Committee determined that it was appropriate to review our compensation philosophy. Following this review, and in conjunction with recommendations provided by an independent compensation consultant from Pearl Meyer & Partners, the Compensation Committee determined to make available to our NEOs, as well to other officers to be determined by means of a pool, a significant restricted stock grant. In addition, the Compensation Committee reinstated an annual equity grant program for the NEOs.

***Compensation Objectives***

The goal of our executive compensation program is to create value for our stockholders through a program that addresses both executive performance as well as retention. We design our executive compensation so that an individual's total compensation is directly correlated with the performance of our company and, in some cases, individual performance. Our executive compensation program emphasizes performance-based annual cash incentives because they permit the Compensation Committee to provide incentive to our NEOs, in any particular year, to pursue particular objectives that the Compensation Committee believes are consistent with the overall goals and long-term strategic direction that the Board has set for the company. For example, in 2003, cash flow was deemed to be a significant performance metric and annual incentives where tied, in part, to our operating cash flow. In more recent years, including 2006, the performance metrics principally have been revenue growth and operating income.

We seek to achieve an appropriate mix between cash payments and equity incentive awards in order to meet our objectives. Our mix of compensation elements is designed to reward recent results and motivate long-term performance and retention. Although we periodically review competitive market compensation, we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on such data to determine executive compensation. As evidenced by our recent decision to reinstitute equity grants to our executives, we continuously assess our compensation program in order to respond to and adjust for changes in our company, our performance and the business environment in which we operate.

***The Elements of Our Executive Compensation Program***

The elements of our executive compensation program are as follows:

- Base salary
- Annual cash incentive
- Equity-based awards

***Base salary***

Base salaries are used to provide a fixed amount of compensation for the executive officer's scope of their responsibilities. The base salary of two of our executives, Kerry R. Hicks, our Chief Executive Officer, and David G. Hicks, one of our Executive Vice Presidents, is governed by the terms of employment agreements between each of the executives and us, which have been in effect for a number of years. Salaries for the other NEOs are set at levels commensurate with the executive's scope of responsibilities and effectiveness. Except for our two executive officers who are subject to employment agreements, the salaries of the NEOs are reviewed by the Compensation Committee on an annual basis, as well as at the time of a promotion or other change in responsibilities. Increases in salary are based on an evaluation of the individual's performance and level of responsibilities. With the exception of Mr. David Hicks, whose salary is set based upon his employment agreement, our Chief Executive Officer typically recommends annual salary increases for our NEOs to the Compensation Committee. Our Compensation Committee takes into consideration this recommendation prior to setting the annual base salaries.

***Annual cash incentive***

Annual cash incentives are performance-based incentives that are designed to reward annual achievements that are aligned with what we believe are most relevant to our stockholders, company revenue growth and profitability. Our annual cash incentive program provides additional cash compensation to our NEOs only if, and to the extent that, performance criteria set by the Compensation Committee are met. For 2006, 50% of each executive officer's potential cash incentive was tied to our annual revenues compared to our operating budget and 50% was tied to our annual operating income compared to our operating budget. Executives are also eligible for an additional discretionary bonus determined by the Compensation Committee based upon each executive's individual performance. Typically at the beginning of each year an annual discretionary pool is set that can be utilized for any company employee, including our NEOs. At the end of each year, our Chief Executive Officer, in conjunction with our Chief Financial Officer, prepares a recommendation to the Compensation Committee as to how this pool should be allocated to the individual employee. For 2006, the total annual discretionary pool was approximately $118,000.

For our 2006 cash incentive program, each executive officer was eligible to receive the following:

- No payment for either the annual revenue or operating income target if our actual performance was less than 85% of our annual operating budget for the respective metric;
- A payment of 40% of the total potential incentive amount for the respective metric if either our annual revenue or operating income was greater than 85% but less than 105% of our annual operating budget;
- A payment of 70% of the total potential incentive amount for the respective metric if either our annual revenue or operating margin was greater than 105% but less than 115% of our annual operating budget; and
- A payment of 100% of the total potential incentive amount for the respective metric if either our annual revenue or operating margin was greater than 115% of our annual operating budget.

The salaries paid and the annual cash incentives awarded to the NEOs in 2006 are shown in the Summary Compensation Table on page 66.

***Equity-based awards***

*Performance Grant*

In 2006, the Compensation Committee determined to make available to our NEOs, and to other officers to be determined by means of a pool, a significant restricted stock grant (the "Performance Grant") as both a retention tool as well as a long-term incentive. This Performance Grant will vest solely upon the achievement of substantial performance conditions or upon a change in control as described below. In order to effect this program and to retain the flexibility to grant shares of restricted stock, which were not allowed under our previous equity compensation plan, during 2006, the Board of Directors adopted, subject to stockholder approval, an amended and restated equity compensation plan. This plan was approved by our stockholders at our annual meeting on July 24, 2006 and the awards under the Performance Grant were made on that date.

The restricted stock underlying the Performance Grant will vest in 25% increments on the achievement of each of the following performance goals:

1. Achievement of annual revenues of $60 million;
2. Achievement of annual revenues of $80 million;
3. Achievement of operating income of $18 million and 30 percent operating margin; and
4. Achievement of operating income of $25 million and 30 percent operating margin.

In addition, in the event of a change in control (defined as the sale of substantially all of the company's assets or common stock) the shares underlying the Performance Grant will vest as follows:

| If a change in control occurs: | The percentage of shares underlying the Performance Grant that will vest is: |
|---|---|
| Within six months following the date of the award (July 24, 2006) | 25 % |
| More than six months but less than one year following the date of the award | 50 % |
| More than one year but less than two years following the date of the award | 75 % |
| More than two years following the date of the award | 100 % |

However, if, in connection with the change in control, our stockholders receive cash or securities having a value of at least $8.00 per share, all shares underlying the Performance Grant will vest.

The performance goals noted above were determined by the Compensation Committee in conjunction with advice from an independent compensation consultant. The goals were set to be stretch goals such that there is substantial uncertainty whether these goals will be achieved, but if they are, they would represent a substantial milestone for us and provide substantial value to our stockholders.

The amounts of these awards for each executive were determined by the Compensation Committee based upon their historical performance and scope of responsibilities. In addition, the number of shares was intended to be material to the executives, taking into consideration the beneficial holdings of each executive. For the grants to each NEO, see the table headed "2006 Grants of Plan-Based Awards" below.

*Annual equity grant*

The Compensation Committee also determined in 2006 to reinstitute an annual equity program. Following approval by our stockholders of the amended and restated equity compensation plan as noted above, our NEOs were granted additional shares of restricted stock that will vest over a four year period as follows:

10% vesting in 2007;
20% vesting in 2008;
30% vesting in 2009; and
40% vesting in 2010.

The vesting provisions were weighted toward future years to encourage retention of the NEOs. For the grants to each NEO, see the table headed "2006 Grants of Plan-Based Awards" below. The Compensation Committee anticipates an ongoing annual grant of restricted stock to our NEOs with similar vesting provisions.

***Post-Termination Compensation***

We have entered into employment agreements with two of our NEOs, including our Chief Executive Officer. Each of these agreements provides for certain payments and other benefits if the executive's employment terminates under certain circumstances, including in the event of a change in control. In addition, two other NEOs also have arrangements that would provide them with certain payments in the event the executive is terminated. See "Potential Payments upon Termination or Change in Control" and "Employment Agreements" below for a description of these changes in control and severance benefits.

***Other Compensation***

In addition to the compensation described above, we also contribute, on an annual basis, a 3% qualified non-elective contribution to the accounts of all employees, including the NEOs, under our retirement savings plan based on base salary up to the maximum allowed under Section 401(a)(17) of the Internal Revenue Code.

***Equity Grant Practices***

We do not currently intend to issue additional stock options to the NEOs. For grants made in prior years, the exercise price of each stock option awarded to our executives under our equity compensation plan was the closing price of our common stock on the date of grant, which was typically the date of our annual meeting at which equity awards to senior executives were determined. We currently intend to provide our NEOs with an annual grant of restricted stock, to be granted at our annual meeting. The number of shares as well as vesting provisions will be determined by the Compensation Committee. Scheduling decisions with respect to our annual meeting are made without regard to anticipated earnings or other major announcements by the Company. We prohibit the repricing of stock options.

***Tax Deductibility of Compensation***

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to our Chief Executive Officer or any of our four other most highly compensated executive officers who are employed as of the end of the year. This limitation dose not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by stockholders). For 2006, the grants of restricted stock and the payment of annual cash incentives were designed to satisfy the requirements for deductible compensation.

***Potential Impact on Compensation from Executive Misconduct***

If the Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on offending party as it deems appropriate. Discipline would vary depending on the facts and circumstances, and may include termination of employment and seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on any restated financial results. We do not have any agreements or policies that would require such reimbursement. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities

***Accounting for Stock-Based Compensation***

Beginning on January 1, 2006, we began accounting for stock-based payments in accordance with the provisions of SFAS 123R.

*Summary of Cash and Certain Other Compensation*

**Summary Compensation Table**

The following table summarizes the total compensation earned by each of our Chief Executive Officer, our Chief Financial Officer, and our three next most highly paid executive officers for the fiscal year ended December 31, 2006.

| Name and Principal Position | Year | Salary | Stock Awards (1) | Non-Equity Incentive Plan Compensation (2) | All Other Compensation (3) | Total |
|---|---|---|---|---|---|---|
| Kerry Hicks<br>Chairman, President and Chief Executive Officer | 2006 | $ 315,683 | $ 19,338 | $ 130,000 | $ 34,058 | $ 499,079 |
| Allen Dodge<br>Executive Vice President and Chief Financial Officer | 2006 | $ 189,422 | $ 7,252 | $ 26,000 | $ 5,654 | $ 228,328 |
| David Hicks<br>Executive Vice President | 2006 | $ 214,665 | $ 7,252 | $ 26,000 | $ 6,435 | $ 254,352 |
| Sarah Loughran<br>Executive Vice President | 2006 | $ 210,000 | $ 7,252 | $ 26,000 | $ 6,283 | $ 249,535 |
| Steve Wood (4)<br>Executive Vice President | 2006 | $ 98,557 | $ 14,503 | $ 5,000 | $ 1,656 | $ 119,716 |

(1) This column represents the dollar amount recognized for financial reporting purposes with respect to the 2006 fiscal year for the fair value of restricted stock granted in 2006 in accordance with SFAS 123R. All equity awards granted to our NEOs in prior years are not reflected in this column because all of the prior year equity awards were fully vested prior to January 1, 2006. The amounts shown in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. See the "2006 Grants of Plan-Based Awards" table for information on awards made in 2006. The amounts in this column reflect our financial accounting expense for these awards, and are not intended to reflect the actual value that will be recognized by the NEOs.

(2) This column represents the amounts earned by our NEOs under our annual cash incentive program for 2006, and paid in 2007. A portion of the non-equity incentive plan compensation was paid out to our NEOs as a discretionary bonus as follows: Kerry Hicks - $32,882; Allen Dodge - $7,921; David Hicks - $5,216; and Sarah Loughran - $6,890.

(3) For all of our NEOs except our Chief Executive Officer, this column reflects amounts that we contributed to the accounts of the NEOs under our retirement savings plan. With respect to our Chief Executive Officer, this column also includes $27,458 paid by us with respect to half of the total amounts that our Chief Executive Officer paid for an ownership interest in a suite at the Pepsi Center in Denver, Colorado. This ownership interest entitles the Chief Executive Officer to certain seats in the suite to a number of events that are held at the Pepsi Center throughout a calendar year. The majority of these tickets were given to our employees as a non-cash benefit.

(4) Mr. Wood began his employment with us on July 10, 2006.

## 2006 Grants of Plan-Based Awards

The following table provides a summary of grants of plan-based awards made in 2006 to our NEOs.

| Name | Grant Date(1) | Estimated future payouts under equity incentive plan awards (2) | | | All other stock awards: Number of shares of stock or units (#)(3) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|
| | | Threshold (#) | Target (#) | Maximum (#) | | |
| Kerry Hicks | 7/24/2006 | | | | 40,000 | 175,600 |
| | 7/24/2006 | 107,837 | 215,674 | 431,348 | | 1,893,618 |
| Allen Dodge | 7/24/2006 | | | | 15,000 | 65,850 |
| | 7/24/2006 | 25,000 | 50,000 | 100,000 | | 439,000 |
| David Hicks | 7/24/2006 | | | | 15,000 | 65,850 |
| | 7/24/2006 | 28,750 | 57,500 | 115,000 | | 504,850 |
| Sarah Loughran | 7/24/2006 | | | | 15,000 | 65,850 |
| | 7/24/2006 | 39,284 | 78,568 | 157,136 | | 689,827 |
| Steve Wood | 7/24/2006 | | | | 30,000 | 131,700 |
| | 9/27/2006 | 7,500 | 15,000 | 30,000 | | 135,900 |

(1) All awards with a grant date of July 24, 2006 were recommended for approval by our Compensation Committee subject to approval by our stockholders of an amendment and restatement of our 1996 Equity Compensation Plan. Such approval was granted by our stockholders at our annual meeting of stockholders on July 24, 2006.

(2) These columns represent the potential number of shares of restricted stock, from the Performance Grant described on page 64, which will vest for each NEO in 25% increments if certain performance targets are achieved or in full if a change in control occurs. The performance targets relate to revenues, operating income and operating margin and are described in detail on page 64. The Threshold column represents the amount of restricted stock that will vest if one of the four performance targets of the Performance Grants are met, the Target column represents the amount of restricted stock that will vest if any two of the four performance targets are achieved and the Maximum column represents the amount of restricted stock that will vest if all of the four performance targets are achieved.

(3) This column represents the number of restricted stock granted in 2006 to the NEOs. These shares vest and become exercisable over a four year period (10% in 2007, 20% in 2008, 30% in 2009 and 40% in 2010).

## Outstanding Equity Awards at 2006 Year-End

The following table provides a summary of equity awards outstanding at December 31, 2006 for each of our NEOs. This table includes unexercised stock options, unvested restricted stock and restricted stock with performance conditions that have not yet been satisfied. The vesting schedule for each grant is shown following this table, based on the option or stock award grant date. All awards are fully vested with the exception of the 2006 restricted stock award and Performance Grants. The market value of the stock awards is based on the closing market price of our common stock on the NASDAQ Capital Market as of December 31, 2006, which was $4.49. Stock awards listed under the column, "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" are subject to certain performance conditions. The market value as of December 31, 2006, shown below assumes that all of the performance conditions have been satisfied. For additional information regarding these performance conditions, see the description of equity incentive compensation on page 64.

| Name | Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#) | Option Exercise Price ($) | Option Expiration Date | Stock Awards: Number of Shares or Units of Stock That Have Not Been Vested (#) | Market Value of Shares or Units of Stock That Have Not Been Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
|---|---|---|---|---|---|---|---|
| Kerry Hicks | 475,000 (1) | 0.5625 | 4/28/09 | | | | |
| | 260,000 (2) | 0.6250 | 11/19/10 | | | | |
| | 61,719 (2) | 0.7500 | 2/8/11 | | | | |
| | 1,493,104 (3) | 0.1000 | 2/6/12 | | | | |
| | | | | 40,000 (4) | 179,600 | | |
| | | | | | | 431,348 (5) | 1,936,753 |
| Allen Dodge | 28,000 (1) | 0.5625 | 4/28/09 | | | | |
| | 15,500 (2) | 0.1700 | 7/30/11 | | | | |
| | 580,000 (3) | 0.1000 | 2/6/12 | | | | |
| | | | | 15,000 (4) | 67,350 | | |
| | | | | | | 100,000 (5) | 449,000 |
| Dave Hicks | 200,000 (1) | 0.5625 | 4/28/09 | | | | |
| | 100,000 (2) | 0.6250 | 11/19/10 | | | | |
| | 24,940 (2) | 0.7500 | 2/8/11 | | | | |
| | 800,000 (3) | 0.1000 | 2/6/12 | | | | |
| | | | | 15,000 (4) | 67,350 | | |
| | | | | | | 115,000 (5) | 516,350 |
| Sarah Loughran | 100,000 (2) | 0.8750 | 7/30/10 | | | | |
| | 16,369 (2) | 0.7500 | 2/8/11 | | | | |
| | 770,000 (3) | 0.1000 | 2/6/12 | | | | |
| | | | | 15,000 (4) | 67,350 | | |
| | | | | | | 157,136 (5) | 705,541 |
| Steve Wood | | | | 30,000 (4) | 134,700 | | |
| | | | | | | 30,000 (5) | 134,700 |

| Note | Vesting Schedule |
|---|---|
| (1) | Six month cliff vesting |
| (2) | 33.3% per year beginning on the anniversary of the grant |
| (3) | 13.6% vesting in six months |
| | 13.6% vesting in twelve months |
| | 54.6% vesting based on certain cash flow performance criteria |
| | 9.1% vesting based on closing stock price of $0.35 |
| | 9.1% vesting based on closing stock price of $0.50 |
| (4) | 10%/20%/30%/40% per year beginning on the anniversary of the grant |
| (5) | See performance vesting schedule on page 64 |

## Option Exercises and Stock Vested in 2006

The following table reports all options exercised in 2006 by our NEOs and the value realized on exercise.

| | Option Awards | |
|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise |
| Kerry Hicks | - | - |
| Allen Dodge | - | - |
| David Hicks | - | - |
| Sarah Loughran (1) | 30,000 | $ 96,300 |
| Steve Wood | - | - |

(1) Ms. Loughran exercised 30,000 stock options on February 7, 2006, with an exercise price of $0.10 per share and market price of $3.31 per share.

## Potential Payments upon Termination or Change in Control

The following table presents the estimated value of the payments and other benefits that would be provided to each of our NEOs under existing plans and arrangements if the NEO's employment had terminated on December 29, 2006, given the NEO's compensation as of such date and, if applicable, based on our closing stock price on that date. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be materially different than the payments described below. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

| Name | Executive Benefit and Payments Upon Separation | Voluntary Termination | Involuntary Not For Cause Termination | For Cause Termination | Involuntary for Good Reason Termination (Change in Control) | Disability | Death |
|---|---|---|---|---|---|---|---|
| Kerry Hicks | **Compensation: (1)** | | | | | | |
| | Salary | $ 6,071 | $ 401,336 | $ 58,773 | $ 954,706 | $ 164,177 | $ 6,071 |
| | Incentive Compensation | $ 130,000 | $ 130,000 | $ 130,000 | $ 520,000 | $ 130,000 | $ 130,000 |
| | **Long-Term Incentive Compensation: (2)** | | | | | | |
| | RSA | | | | $ 179,600 | | |
| | RSA-Performance | | | | $ 484,188 | | |
| | **Benefits & Perquisites (3)** | | | | | | |
| | Health & Welfare Benefits | | $ 4,278 | | $ 4,278 | | |
| | Accrued Vacation Pay | $ 47,049 | $ 47,049 | $ 47,049 | $ 47,049 | $ 47,049 | $ 47,049 |
| Allen Dodge | **Compensation: (4)** | | | | | | |
| | Salary | $ 3,942 | $ 106,702 | $ 3,942 | $ 106,702 | $ 3,942 | $ 3,942 |
| | Incentive Compensation | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 |
| | **Long-Term Incentive Compensation: (2)** | | | | | | |
| | RSA | | | | $ 67,350 | | |
| | RSA-Performance | | | | $ 112,250 | | |
| | **Benefits & Perquisites (5)** | | | | | | |
| | Accrued Vacation Pay | $ 14,880 | $ 14,880 | $ 14,880 | $ 14,880 | $ 14,880 | $ 14,880 |
| David Hicks | **Compensation: (1)** | | | | | | |
| | Salary | $ 4,128 | $ 255,176 | $ 39,992 | $ 649,683 | $ 111,721 | $ 4,128 |
| | Incentive Compensation | $ 26,000 | $ 26,000 | $ 26,000 | $ 104,000 | $ 26,000 | $ 26,000 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | **Long-Term Incentive Compensation: (2)** | | | | | | |
| | RSA | | | | $ 67,350 | | |
| | RSA-Performance | | | | $ 129,088 | | |
| | **Benefits & Perquisites (3)** | | | | | | |
| | Health & Welfare Benefits | | $ 5,430 | | $ 5,430 | | |
| | Accrued Vacation Pay | $ 7,645 | $ 7,645 | $ 7,645 | $ 7,645 | $ 7,645 | $ 7,645 |
| Sarah Loughran | **Compensation: (6)** | | | | | | |
| | Salary | $ 4,038 | $ 4,038 | $ 4,038 | $ 4,038 | $ 4,038 | $ 4,038 |
| | Incentive Compensation | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 |
| | **Long-Term Incentive Compensation: (2)** | | | | | | |
| | RSA | | | | $ 67,350 | | |
| | RSA-Performance | | | | $ 176,385 | | |
| | **Benefits & Perquisites (5)** | | | | | | |
| | Accrued Vacation Pay | $ 10,811 | $ 10,811 | $ 10,811 | $ 10,811 | $ 10,811 | $ 10,811 |
| Steve Wood | **Compensation: (7)** | | | | | | |
| | Salary | $ 3,942 | $ 89,359 | $ 3,942 | $ 89,359 | $ 3,942 | $ 3,942 |
| | Incentive Compensation | $ 5,000 | $ 5,000 | $ 5,000 | $ 5,000 | $ 5,000 | $ 5,000 |
| | **Long-Term Incentive Compensation: (2)** | | | | | | |
| | RSA | | | | $ 33,675 | | |
| | RSA-Performance | | | | $ 134,700 | | |
| | **Benefits & Perquisites (8)** | | | | | | |
| | Health & Welfare Benefits | | $ 3,565 | | $ 3,565 | | |
| | Accrued Vacation Pay | $ (2,121) | $ (2,121) | $ (2,121) | $ (2,121) | $ (2,121) | $ (2,121) |

(1) This amount represents the base salary and incentive compensation due to the NEO under the employment agreement between us and the NEO. The salary component payment depends upon the type of separation event (e.g., change in control, for cause termination, voluntary termination, etc.) and varies from a minimum amount upon voluntary termination (which represents accrued salary as of December 31, 2006 related to 2006 service which had not been paid as of December 31, 2006) to a maximum of 300% of base salary upon a change in control. The incentive compensation component is dependent upon the type of event and varies from a minimum amount (which represents the accrued incentive compensation as of December 31, 2006 related to 2006 service which had not been paid as of December 31, 2006) to a maximum of 300% of the accrued incentive compensation.

(2) The restricted stock award (RSA) represents the value of the shares that would become vested upon a change in control, valued as of December 31, 2006. The performance restricted stock award (RSA – Performance) represents the value of the shares that would become vested upon a change in control as of December 31, 2006. In accordance with the terms of the RSA – Performance, because our stock price was less than $8.00 as of December 31, 2006, 25% of the awards would vest. See page 64 and 65 for a complete description of the vesting provisions for these awards.

(3) The health and welfare benefits represent payment to be made in accordance with the NEO's employment agreement. Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2006.

(4) The salary amount represents the accrued salary for Mr. Dodge as of December 31, 2006 (for 2006 service which had not been paid as of December 31, 2006) for all separation events with the exception of an involuntary termination without cause or a change in control. For an involuntary termination without cause or a change in control, Mr. Dodge would receive a payment equivalent to six months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2006 (related to 2006 incentive compensation which had not been paid as of December 31, 2006).

(5) Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2006.

6) The salary and incentive compensation amounts represent the amounts accrued for salary and incentive compensation for 2006 service for Ms. Loughran which had not yet been paid as of December 31, 2006. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2006 (related to 2006 incentive compensation which had not been paid as of December 31, 2006).

(7) The salary amount represents the accrued salary for Mr. Wood as of December 31, 2006 (for 2006 service which had not been paid as of December 31, 2006) for all separation events with the exception of an involuntary termination without cause or a change in control. For an involuntary termination without cause or a change in control. Mr. Wood would receive a payment equivalent to five months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2006 (related to 2006 incentive compensation which had not been paid as of December 31, 2006).

(8) These payments would be made to Mr. Wood solely in the event of a termination on a not for cause basis or a change in control. Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2006. As Mr. Wood had taken more paid time off than he earned as of December 31, 2006, this amount would be repaid to us.

Employment Agreements

Mr. Kerry Hicks is employed by us under an employment agreement dated as of April 1, 1996. The agreement is renewable automatically for one year periods unless terminated by one of the parties. The agreement provided for Mr. Kerry Hicks to receive an annual salary rate of $250,000 for 1998, with cost of living increases for the years following March 31, 1998. In addition, the agreement provides for annual incentive compensation equal to up to 100% of Mr. Kerry Hicks' base salary based on performance targets established by the Board of Directors.

Mr. David Hicks is employed by us under an employment agreement dated as of March 1, 1996. The agreement is renewable automatically for one year periods unless terminated by one of the parties. The agreement provided for Mr. David Hicks to receive an annual base salary of $144,000 for 1998, with cost of living increases for the years following February 28, 1998. In connection with Mr. David Hicks' appointment as Senior Vice President in 1999, his base salary was increased to $172,500. In addition, the agreement provides for annual incentive compensation equal to up to 75% of his base salary based on performance targets established by the Board of Directors.

Under each of the employment agreements described above, if the officer is terminated without cause and there has been no change in control of the Company, we will pay the officer his base salary for the remaining term of the agreement and any earned but unpaid salary and incentive compensation. In the event the officer is terminated with cause, regardless of whether there has been a change in control, we will pay the officer his base salary for 60 days following such termination. If the officer is terminated without cause upon a change in control, he is entitled to receive a lump sum payment upon his termination equal to 300% of his base salary plus 300% of his annual incentive compensation for the prior year. Each agreement contains certain confidentiality covenants.

*Compensation of Directors*

The Nominating and Corporate Governance Committee of the Board of Directors periodically reviews compensation for our non-employee directors. Effective January 1, 2006, annual compensation for each of our non-employee directors was as follows:

(i) $15,000 in cash; and
(ii) $15,000 in restricted stock to be issued under our Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant. The number of shares issued was determined by dividing $15,000 by $4.39, the closing price of our stock on the date of grant, July 24, 2006.

| Name and Principal Position | Fees Earned or Paid in Cash ($)(1) | Stock Awards ($)(2) | Option Awards ($)(3) | Total ($) |
|---|---|---|---|---|
| John Quattrone<br>Chairman, Compensation Committee | $ 15,000 | $ 3,298 | $ 2,246 | $ 20,544 |
| Leslie Matthews, M.D.<br>Chairman, Nominating Committee | $ 15,000 | $ 3,298 | $ 2,246 | $ 20,544 |
| Mary Boland<br>Chairperson, Audit Committee | $ 8,125 | $ 12,967 | $ - | $ 21,092 |
| John Kleinke | $ 3,750 | $ - | $ 96,586 | $ 100,336 |

(1) This column represents the amount of cash compensation earned in 2006 for Board and committee service. Ms. Boland received a pro-rated amount of cash compensation from her appointment to the Board on June 21, 2006. Mr. Kleinke served as Vice Chairman, an employee of the company, until he resigned from that position effective September 30, 2006 due to commitments outside the company. The cash compensation represents a pro-rated portion of the $15,000 annual Board compensation from October 1, 2006 through December 31, 2006. Mr. Kleinke remains a member of our Board and now receives the same compensation as all non-employee Board members.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to 2006 for the fair value of the shares of restricted stock granted on July 24, 2006, calculated in accordance with SFAS 123R. The amounts shown in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column reflect our financial accounting expense for these awards, are not intended to reflect the actual value that will be recognized by the directors. In addition to the annual restricted stock grant described above, Ms. Boland received an initial grant of 20,000 shares of restricted stock for her appointment to the Board during 2006. These shares were granted on July 24, 2006 and vest in equal installments on each of the first four anniversaries from the date of grant.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to 2006 for the fair value of the option awards which were not fully vested as of January 1, 2006, calculated in accordance with SFAS 123R. The amounts shown in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column reflect our financial accounting expense for these awards, are not intended to reflect the actual value that will be recognized by the directors.

The table below lists information regarding outstanding restricted stock held by our directors as of December 31, 2006.

**Outstanding Stock Awards at 2006 Year-End**

| Director | Grant Date | Stock Awards | Grant-Date Fair Value |
|---|---|---|---|
| John Quattrone | 7/24/2006 | 3,416 | 14,996 |
| Leslie Matthews, M.D. | 7/24/2006 | 3,416 | 14,996 |
| Mary Boland | 7/24/2006 | 3,416 | 14,996 |
| | 7/24/2006 | 20,000 | 87,800 |

The table below lists information regarding outstanding option awards held by our directors as of December 31, 2006.

**Outstanding Option Awards at 2006 Year-End**

| Director | Grant Date | Option Awards | Grant-Date Fair Value |
|---|---|---|---|
| John Quattrone | 11/29/2000 | 20,000 | 8,000 |
| | 4/17/2002 | 100,000 | 5,000 |
| | 6/25/2003 | 50,000 | 14,000 |
| John Kleinke | 6/25/2003 | 16,667 | 4,667 |
| | 1/1/2005 | 50,000 | 121,500 |

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

## Ownership of Our Common Stock by Certain Persons

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 20, 2007 by (i) each person known to us to own beneficially more than five percent of our common stock (including such person's address), (ii) the NEOs, (iii) each director and (iv) all directors and executive officers as a group.

| Name of Beneficial Owner | Number of Shares Beneficially Owned | Percent of Outstanding Shares (1) |
|---|---|---|
| FMR Corp. (2) | 4,292,925 | 14.4% |
| Janus Capital Management LLC (3) | 1,695,800 | 10.9% |
| Magnetar Capital Partners LP (4) | 2,562,002 | 8.6% |
| Kerry R. Hicks (5) | 4,538,641 | 14.1% |
| David G. Hicks (6) | 1,721,598 | 5.6% |
| Sarah Loughran (7) | 1,607,467 | 5.2% |
| Allen Dodge (8) | 782,294 | 2.6% |
| Steve Wood (9) | 72,150 | * |
| Leslie S. Matthews, M.D. | 112,379 | * |
| John Quattrone (10) | 173,416 | * |
| J.D. Kleinke (11) | 66,667 | * |
| Mary Boland | 23,416 | * |
| All directors and executive officers as a group (9 persons) (12) | 9,098,028 | 26.0% |

* Less than one percent.

(1) Applicable percentage of ownership is based on 29,779,209 shares of common stock outstanding on April 20, 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and means voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of stock options exercisable currently or within 60 days of April 20, 2007 (unless otherwise noted) are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person's percentage ownership but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except for shares held jointly with a person's spouse or subject to applicable community property laws, or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

(2) FMR Corp. has sole voting power with respect to 0 shares and sole dispositive power with respect to 4,292,925 shares. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and a registered investment advisor, beneficially owns 4,292,925 of these shares as a result of acting as an investment adviser to various registered investment companies. Edward C. Johnson 3d and FMR Corp., through their control of Fidelity and the funds each has sole power to dispose of 4,292,925 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Neither FMR Corp., nor Edward C. Johnson 3d has the sole power to vote or direct the voting of shares owned directly by the Fidelity Funds, which power resides with the Funds' Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Board of Trustees. The ownership of one investment company, Select Medical Delivery, amounted to 1,936,675 shares of the common stock outstanding. The address of each of Fidelity Management & Research Company, FMR Corp., Fidelity Management Trust Company, Edward C. Johnson 3d and Select Medical Delivery is 82 Devonshire Street, Boston, Massachusetts 02109. The information in this note is based solely on a Schedule 13G/A filed with the SEC on February 14, 2007 by FMR Corp. and Edward C. Johnson 3d.

(3) This information is based solely upon a Schedule 13G filed with the SEC on February 14, 2007 by Janus Capital Management LLC ("Janus Capital") and its affiliate, Janus Venture Fund. Janus Capital provides investment advice to Janus Venture Fund, an investment company registered under the Investment Act of 1940. Shares beneficially owned include 1,563,480 shares held by Janus Venture Fund and shares owned held by Enhanced Investment Technologies LLC ("Enhanced") and Perkins, Wolf, McDonnell and Company ("Perkins Wolf"). Both Enhanced and Perkins Wolf are indirectly owned by Janus Capital. The address for Janus Capital and Janus Venture Fund is 151 Detroit Street, Denver, Colorado, 80206.

(4) This information is based solely upon a Schedule 13G filed with the SEC on February 14, 2007 by Magnetar Capital Partners LP ("Magnetar Capital Partners"), and its affiliates Magnetar Financial LLC ("Magnetar Financial"), Supernova Management LLC ("Supernova Management") and Alec N. Litowitz ("Mr. Litowitz"). Mr. Litowitz is the manager of Supernova Management, which is the general partner of Magnetar Financial and Magnetar Investment Management LLC ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Managers are registered investment advisers under the Investment Advisers Act of 1940. Magnetar Financial serves as investment advisor to Magnetar Capital Master Fund, Ltd. Magnetar Investment Management serves as investment advisor to certain managed accounts of Magnetar Capital Master Fund, Ltd., Magnetar SGR Fund LP, Magnetar SGR Fund, Ltd., and certain managed accounts. The address for Magnetar Capital Partners, Magnetar Financial, Supernova Management and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois.

(5) Includes 10,000 shares of common stock held by The David G. Hicks Irrevocable Children's Trust and 2,289,823 shares underlying stock options. Does not include 60,000 shares of common stock held by The Hicks Family Irrevocable Trust, for which shares Mr. Hicks disclaims beneficial ownership. Mr. Hicks' address is 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

(6) Includes 1,124,940 shares underlying stock options.

(7) Includes 886,369 shares underlying stock options.

(8) Includes 623,500 shares underlying stock options.

(9) Includes 12,150 shares held by The Wood Family Trust.

(10) Includes 170,000 shares underlying stock options.

(11) Includes 66,667 shares underlying stock options.

(12) Includes 5,161,299 shares underlying stock options, 10,000 shares of common stock held by The David G. Hicks Irrevocable Children's Trust and 12,150 shares held by The Wood Family Trust.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

**Transactions with Related Persons**

For the year ended December 31, 2006, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $662,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as "the collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in federal court in Tennessee to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in federal court in Tennessee. The arbitrator determined that the bank had no liability.

Mr. Hicks has not been paid the arbitration award. The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award on October 26, 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur, from the proceeds of any final award paid to him, net of any income taxes payable by him resulting from the award.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle, one of the collection agency parties, made allegations directed at us, Mr. Hicks and the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle, or any of the other collection agency parties, has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such any litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. A special committee of the Board is reviewing the matters raised.

On December 18, 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleges, among other items, that the defendants have wasted and continue to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks has converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants have violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle seeks a recovery to our company of the attorneys fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys fees he incurs in this matter. Mr. Cadle also seeks injunctive relief to prevent us from continuing to indemnify Mr. Hicks. The defendants filed a motion to dismiss the shareholder derivative complaint in April 2007. Mr. Cadle's reply is due in May 2007.

On February 21, 2007, the court of appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. Final briefings on the remaining matters in the arbitration were concluded in April 2007. We expect a decision regarding these remaining matters in the arbitration in May 2007.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, these actions are unlikely to materially affect our financial position.

**Review, Approval or Ratification of Transactions with Related Parties**

The Company has a Code of Conduct that governs the procedures for approval of any related party transactions. The Audit Committee must review and approve any related party transaction, as defined in Item 404(a) of Regulation S-K, promulgated by the Securities and Exchange Commission, before it is consummated.

**Board of Directors Independence**

The Board of Directors has determined that each of Mary Boland, John Quattrone and Leslie Matthews, M.D. are independent directors within the meaning of the rules of The NASDAQ Stock Market, Inc. In addition, the Board of Directors has determined that each of the three committees of the Board of Directors is also independent within the meaning of the rules of the NASDAQ Stock Market, Inc., including additional requirements relating to Audit Committee members.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for all services provided by Grant Thornton LLP, our independent registered public accounting firm, for 2006 and 2005 were as follows:

Audit Fees

The aggregate fees billed for professional services rendered by Grant Thornton LLP for the audit of our annual financial statements for the years ended December 31, 2006 and 2005, the effectiveness of our internal controls over financial reporting as of December 31, 2006 and the review of the our financial statements included in the our quarterly reports on Form 10-Q filed during 2006 and 2005 were $299,349 for all work performed related to 2006 services and $99,953 for all work performed related to 2005 services.

Audit Related Fees

There were no fees billed in 2006 or 2005 for assurance and related services rendered by Grant Thornton LLP that were reasonably related to the performance of the audit or review of our consolidated financial statements and were not reported under "Audit Fees" above.

Tax Fees

There were no fees billed in 2006 or 2005 for professional services rendered by Grant Thornton LLP for tax compliance, tax advice and tax planning.

All Other Fees

There were no fees billed in 2006 or 2005 for products and services provided by Grant Thornton LLP, other than the services referred to above.

The Audit Committee reviews and approves in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the Committee for the pre-approval of such services, including through delegation of authority to a member of the Committee. For 2005 and 2006, all audit fees were reviewed and approved in advance of such services.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. Financial Statements.

The financial statements were included in our Annual Report on Form 10-K for the year ended December 31, 2006 as initially filed and were listed on page 32 of that report.

2. Financial Statement Schedules.

Schedule II - Valuation and Qualifying Accounts, was included in our Annual Report on Form 10-K for the year ended December 31, 2006 as initially filed. All other schedules were omitted because they were not applicable, or not required, or the information was shown in the Financial Statements or notes thereto.

(b) Exhibits.

The following is a list of exhibits filed as part of our annual report on Form 10-K. Unless otherwise indicated, the file number of each document incorporated by reference is 0-22019.

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 3.1 | Form of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 2001.) |
| 3.2 | Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to our amendment to our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on May 2, 2005) |
| +10.1* | 2006 Equity Compensation Plan |
| +10.1.2 | Form of RSA Agreements |
| 10.3* | Employment Agreement dated as of April 1, 1996 by and between Specialty Care Network, Inc. and Kerry R. Hicks (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form S-1 (File No. 333-17627)) |
| 10.4.1* | Employment Agreement between Specialty Care Network, Inc. and David Hicks, dated March 1, 1996 (incorporated by reference to Exhibit 10.8 to our Registration Statement of Form S-1(File No. 333-17627)) |
| 10.4.2* | Amendment to Employment Agreement between Specialty Care Network, Inc. and David Hicks, dated December 2, 1997. (incorporated by reference to Exhibit 10.8.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 1997) |
| 10.5 | Building Lease between GR Development One, LLC, Landlord and Health Grades, Inc. Tenant. (incorporated by reference to exhibit 10.5 to our Form 10-K for the year ended December 31, 2005) |
| +10.5.1 | Building Lease Amendment |
| +10.6 | Directors Compensation |
| 10.7 | Executive Officer Offer of Employment (incorporated by reference to Form 8-K exhibit 99.1, filed on July 10, 2006) |
| +23.1 | Consent of Grant Thornton LLP |
| ++31.1 | Certification of the Chief Executive Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act. |
| ++31.2 | Certification of the Chief Financial Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act. |
| ++32.1 | Certification of the Chief Executive Officer pursuant to Rule 15d-14(b) under the Securities Exchange Act. |
| ++32.2 | Certification of the Chief Financial Officer pursuant to Rule 15d-14(b) under the Securities Exchange Act. |

* - Constitutes a management contract, compensatory plan or arrangement required to be filed as an exhibit to this report.

\+ - Previously filed.

++ - Filed herewith.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTH GRADES, INC.

Date: April 30, 2007

By /s/ Kerry R. Hicks
Kerry R. Hicks
Chairman, President and Chief Executive Officer

Date: April 30, 2007

By /s/ Allen Dodge
Allen Dodge
Executive Vice President / CFO

## Exhibit Index

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 31.1 | Certification of the Chief Executive Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act. |
| 31.2 | Certification of the Chief Financial Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act. |
| 32.1 | Certification of the Chief Executive Officer pursuant to Rule 15d-14(b) under the Securities Exchange Act. |
| 32.2 | Certification of the Chief Financial Officer pursuant to Rule 15d-14(b) under the Securities Exchange Act. |

Exhibit 31.1

# CERTIFICATION

I, Kerry R. Hicks, Chairman, President and Chief Executive Officer of Health Grades, Inc., certify that:

1. I have reviewed this annual report on Form 10-K/A of Health Grades, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant ole in the registrant's internal control over financial reporting.

Date: April 30, 2007

By: /s/ Kerry R. Hicks
Name: Kerry R. Hicks
Title: Chairman, President and Chief Executive Officer

Exhibit 31.2

## CERTIFICATION

I, Allen Dodge, Executive Vice President and Chief Financial Officer of Health Grades, Inc., certify that:

1. I have reviewed this annual report on Form 10-K/A of Health Grades, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2007

By: /s/ Allen Dodge
Name: Allen Dodge
Title: Executive Vice President and
Chief Financial Officer

Exhibit 32.1

**Health Grades, Inc.**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

---

In connection with the Annual Report of Health Grades, Inc., a Delaware corporation (the "Company"), on Form 10-K/A for the year ended December 31, 2006, as filed with the Securities and Exchange Commission (the "Report"), I, Kerry R. Hicks, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

* * *

/s/ KERRY R. HICKS
Kerry R. Hicks
Chairman, President and CEO

Date: April 30, 2007

[A signed original of this written statement required by Section 906 has been provided to Health Grades, Inc. and will be retained by Health Grades, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

Exhibit 32.2

**Health Grades, Inc.**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

---

In connection with the Annual Report of Health Grades, Inc., a Delaware corporation (the "Company"), on Form 10-K/A for the year ended December 31, 2006, as filed with the Securities and Exchange Commission (the "Report"), I, Allen Dodge, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

* * *

/s/ ALLEN DODGE
Allen Dodge
Executive Vice President / CFO

Date: April 30, 2007

[A signed original of this written statement required by Section 906 has been provided to Health Grades, Inc. and will be retained by Health Grades, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

## PERFORMANCE GRAPH

The graph below compares the five-year annual percentage change in total stockholder return for our common stock with the CRSP Index for the NASDAQ Stock Market (US companies) ("NASDAQ Stock Market (US)") and the CRSP Index for NASDAQ Computer & Data Processing Stocks ("NASDAQ Computer & Data Processing Index").

This graph assumes an investment of $100 in Company common stock, the NASDAQ Stock Market (US) and the NASDAQ Computer & Data Processing Index on December 31, 2001, and covers the period from December 31, 2001 through December 29, 2006. Dividend reinvestment has been assumed.


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0
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006

| | 12/31/2001 | 12/31/2002 | 12/31/2003 | 12/31/2004 | 12/30/2005 | 12/29/2006 |
|---|---|---|---|---|---|---|
| Health Grades, Inc. | $ 100.00 | $ 42.86 | $ 857.14 | $ 4,142.86 | $ 9,028.57 | $ 6,414.29 |
| NASDAQ Stock Market (US) | $ 100.00 | $ 69.13 | $ 103.37 | $ 112.49 | $ 114.88 | $ 126.22 |
| NASDAQ Computer & Data Processing Index | $ 100.00 | $ 68.96 | $ 90.85 | $ 100.04 | $ 103.44 | $ 116.09 |

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**HEALTH GRADES, INC.**

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**

Dear Stockholder:

It is my pleasure to invite you to attend the 2007 Annual Meeting of Stockholders of Health Grades, Inc., to be held at our corporate headquarters, 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401, on Wednesday, June 20, 2007 at 9:00 a.m. local time. The meeting will be held for the following purposes:

1. To elect 5 directors for the ensuing year.

2. To act upon such other matters as may properly come before the meeting.

Holders of record of our common stock at the close of business on May 7, 2007 are entitled to receive this notice and to vote at the meeting or any adjournment.

Your vote is important. Whether you plan to attend the meeting or not, we urge you to complete, sign and return your proxy card as soon as possible in the envelope provided. This will ensure representation of your shares in the event you are not able to attend the meeting. You may revoke your proxy and vote in person at the meeting if you so desire.

Allen Dodge
Executive Vice President, Chief Financial Officer
and Secretary

May 30, 2007

**HEALTH GRADES, INC.**
**500 Golden Ridge Road**
**Suite 100**
**Golden, Colorado 80401**

## PROXY STATEMENT

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Health Grades, Inc. for the 2007 annual meeting of stockholders to be held at our corporate headquarters, 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401, on Wednesday, June 20, 2007. We are first mailing copies of this proxy statement, the attached notice of annual meeting of stockholders and the enclosed form of proxy on or about May 30, 2007.

At the annual meeting, holders of our common stock will vote upon the election of five directors to serve until the 2008 annual meeting of stockholders.

Our Board of Directors has fixed the close of business on May 7, 2007 as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting or any adjournment of the annual meeting. You may vote at the annual meeting only if you are a holder of record of common stock at the close of business on the record date. As of the record date, 29,791,359 shares of common stock were issued and outstanding.

If you complete and return your proxy card and we receive it at or prior to the annual meeting, your shares will be voted in accordance with your directions. You can specify your choice by marking the appropriate box on the enclosed proxy card. If your proxy card is signed and returned without directions, the shares will be voted for the persons identified in this proxy statement as nominees for election to the Board of Directors. You may revoke your proxy at any time before it is voted at the meeting by sending a notice of revocation to our Secretary, executing a later-dated proxy or voting by ballot at the meeting.

The holders of a majority of our common stock entitled to vote, present in person or represented by proxy, will constitute a quorum for the transaction of business. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Holders of common stock are entitled to one vote per share on all matters properly brought before the meeting. Directors are elected by a plurality of the votes cast. A plurality means that the nominees with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the meeting. All other matters to be acted upon at the meeting will be determined by the affirmative vote of the holders of the majority of the common stock present in person or represented by proxy and entitled to vote. An abstention is counted as a vote against and a broker "non-vote" generally is not counted for purposes of approving these matters.

The Board of Directors is not aware of any matters that will be brought before the meeting other than those described in this proxy statement. However, if any other matters properly come before the meeting, the persons named on the enclosed proxy card will vote in accordance with their best judgment on such matters.

### Ownership of Our Common Stock by Certain Persons

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 7, 2007, except as otherwise indicated, by (i) each person known to us to own beneficially more than five percent of our common stock (including such person's address), (ii) each of our named executive officers listed in the Summary Compensation Table in "Compensation of Executive Officers" below, (iii) each director and (iv) all directors and executive officers as a group.

| Name of Beneficial Owner | Number of Shares Beneficially Owned | Percent of Outstanding Shares (1) |
|---|---|---|
| FMR Corp. (2) | 4,292,925 | 14.4% |
| Janus Capital Management LLC (3) | 1,695,800 | 5.7% |
| Magnetar Capital Partners LP (4) | 2,562,002 | 8.6% |
| Healthinvest Partners AB (5) | 1,607,900 | 5.4% |
| Kerry R. Hicks (6) | 4,538,641 | 14.1% |
| David G. Hicks (7) | 1,721,598 | 5.6% |
| Sarah Loughran (8) | 1,607,467 | 5.2% |
| Allen Dodge (9) | 782,294 | 2.6% |
| Steve Wood (10) | 72,150 | * |
| Leslie S. Matthews, M.D. | 112,379 | * |
| John Quattrone (11) | 173,416 | * |
| J.D. Kleinke (12) | 66,667 | * |
| Mary Boland | 23,416 | * |
| All directors and executive officers as a group (9 persons) (13) | 9,098,028 | 26.0% |

* Less than one percent.

(1) Applicable percentage of ownership is based on 29,791,359 shares of common stock outstanding on May 7, 2007. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and means voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of stock options exercisable currently or within 60 days of May 7, 2007 (unless otherwise noted) are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person's percentage ownership but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except for shares held jointly with a person's spouse

or subject to applicable community property laws, or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

(2) FMR Corp. has sole voting power with respect to 0 shares and sole dispositive power with respect to 4,292,925 shares. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and a registered investment advisor, beneficially owns 4,292,925 of these shares as a result of acting as an investment adviser to various registered investment companies. Edward C. Johnson 3d and FMR Corp., through their control of Fidelity and the funds each has sole power to dispose of 4,292,925 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Neither FMR Corp., nor Edward C. Johnson 3d has the sole power to vote or direct the voting of shares owned directly by the Fidelity Funds, which power resides with the Funds' Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Board of Trustees. The ownership of one investment company, Select Medical Delivery, amounted to 1,936,675 shares of the common stock outstanding. The address of each of Fidelity Management & Research Company, FMR Corp., Fidelity Management Trust Company, Edward C. Johnson 3d and Select Medical Delivery is 82 Devonshire Street, Boston, Massachusetts 02109. The information in this note is based solely on a Schedule 13G/A filed with the SEC on February 14, 2007 by FMR Corp. and Edward C. Johnson 3d.

(3) This information is based solely upon a Schedule 13G filed with the SEC on February 14, 2007 by Janus Capital Management LLC ("Janus Capital") and its affiliate, Janus Venture Fund. Janus Capital provides investment advice to Janus Venture Fund, an investment company registered under the Investment Act of 1940. Shares beneficially owned include 1,563,480 shares held by Janus Venture Fund and shares owned held by Enhanced Investment Technologies LLC ("Enhanced") and Perkins, Wolf, McDonnell and Company ("Perkins Wolf"). Both Enhanced and Perkins Wolf are indirectly owned by Janus Capital. The address for Janus Capital and Janus Venture Fund is 151 Detroit Street, Denver, Colorado, 80206.

(4) This information is based solely upon a Schedule 13G filed with the SEC on February 14, 2007 by Magnetar Capital Partners LP ("Magnetar Capital Partners"), and its affiliates Magnetar Financial LLC ("Magnetar Financial"), Supernova Management LLC ("Supernova Management") and Alec N. Litowitz ("Mr. Litowitz"). Mr. Litowitz is the manager of Supernova Management, which is the general partner of Magnetar Financial and Magnetar Investment Management LLC ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Managers are registered investment advisers under the Investment Advisers Act of 1940. Magnetar Financial serves as investment advisor to Magnetar Capital Master Fund, Ltd. Magnetar Investment Management serves as investment advisor to certain managed accounts of Magnetar Capital Master Fund, Ltd., Magnetar SGR Fund LP, Magnetar SGR Fund, Ltd., and certain managed accounts. The address for Magnetar Capital Partners, Magnetar Financial, Supernova Management and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois.

(5) This information is based solely upon a Schedule 13G filed with the SEC on May 22, 2007 by Healthinvest Partners AB ("Healthinvest"). Healthinvest is the investment advisor and control person of HealthInvest Global Long/Short Fund, a specialty fund organized pursuant to the Swedish Mutual Funds Act. The address for Healthinvest is Arsenalsgatan 4, SE-111 47, Stockholm, Sweden.

(6) Includes 10,000 shares of common stock held by The David G. Hicks Irrevocable Children's Trust and 2,289,823 shares underlying stock options. Does not include 60,000 shares of common stock held by The Hicks Family Irrevocable Trust, for which shares Mr. Hicks disclaims beneficial ownership. Mr. Hicks' address is 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

(7) Includes 1,124,940 shares underlying stock options.

(8) Includes 886,369 shares underlying stock options.

(9) Includes 623,500 shares underlying stock options.

(10) Includes 12,150 shares held by The Wood Family Trust.

(11) Includes 170,000 shares underlying stock options.

(12) Includes 66,667 shares underlying stock options.

(13) Includes 5,161,299 shares underlying stock options, 10,000 shares of common stock held by The David G. Hicks Irrevocable Children's Trust and 12,150 shares held by The Wood Family Trust.

## ELECTION OF DIRECTORS

At the meeting, five directors will be elected to hold office until the Annual Meeting of Stockholders in 2008 or until their successors have been elected and qualified. Unless contrary instructions are given, the shares represented by a properly executed proxy will be voted for the nominees listed below. All of the nominees are currently members of the Board of Directors.

If, at the time of the meeting, one or more of the nominees has become unavailable to serve, shares represented by proxies will be voted for the remaining nominees and for any substitute nominee or nominees designated by the Board of Directors, unless the size of the Board of Directors is reduced. The Board of Directors knows of no reason why any of the nominees will be unavailable or unable to serve.

Information concerning the nominees for election as directors is set forth below:

**Kerry R. Hicks**, age 47, one of our founders, has served as our Chief Executive Officer and has been a director since our inception in 1995. He also served as our President from our inception until November 1999 and since June 2001. From 1985 to 1995, he served as Senior Vice President of LBA Healthcare Management (LBA).

**Mary Boland**, age 49, has served as one of our directors since June 2006. Ms. Boland has served as Senior Vice President, Finance and Distribution – North America at Levi Strauss & Company since November 2006 and served as Vice President and Chief Financial Officer of Levi Strauss & Company North America from March 2006 to November 2006. Ms. Boland served as Vice President and Chief Financial Officer of General Motors North America from December 2003 to February 2006, and Controller of General Motors North America from March 2002 to December 2003. From February 2001 to March 2002, Ms. Boland served as Group Director of Finance for General Motors North America - Manufacturing and Labor Relations.

**Leslie S. Matthews, M.D.**, age 55, has served as one of our directors since December 1996. Since October 1994, Dr. Matthews has been an orthopaedic surgeon at Greater Chesapeake Orthopaedic Associates, LLC, and since 1992, he has been the Chief of Orthopaedic Surgery at Union Memorial Hospital.

**John Quattrone,** age 54, has served as one of our directors since November 2000. Mr. Quattrone has served in several capacities for General Motors, including Vice President – Powertrain Global Human Resources since January 2006, as General Director of Human Resources for General Motors North America Automotive Operations from 1995 to June 2001 and Vice President - Human Resources from June 2001 – December 2005.

**J.D. Kleinke,** age 45, has served as one of our directors since April 2002. Mr. Kleinke also served as the Vice Chairman of our Board of Directors from January 2005 to September 2006. In this capacity, he serves as a part-time executive officer. Mr. Kleinke has also served as Chairman of the Board and Executive Director of Omnimedia Institute, a non-profit healthcare research and information technology development organization, since October 2004, and as President and Chief Executive Officer for HSN, a privately-held health information technology development company, since April 1998. From May 1992 to February 1998, Mr. Kleinke served in various capacities for HCIA, Inc., a healthcare information company that provides information products and services to health care systems, managed care organizations and pharmaceutical companies.

Kerry R. Hicks and David G. Hicks, one of our Executive Vice Presidents, are brothers.

## CORPORATE GOVERNANCE

### Corporate Governance Guidelines and Other Corporate Governance Documents

Our Corporate Governance Guidelines, which include guidelines for determining director independence and other matters relating to our corporate governance, are available on our website. In addition, our other corporate governance documents, including the Charter of the Audit Committee, the Charter of the Compensation Committee, the Charter of the Nominating and Corporate Governance Committee and our Code of Conduct, are also available on our website. Stockholders may access these documents on the Investors page of our website at www.healthgrades.com/investorrelations.

### Board of Directors Independence

The Board of Directors has determined that each of Mary Boland, Leslie S. Matthews, M.D. and John J. Quattrone is an independent director within the meaning of the rules of The NASDAQ Stock Market, Inc. In addition, the Board of Directors has determined that each of the members of the three committees of the Board of Directors is also independent within the meaning of the rules of the NASDAQ Stock Market, Inc., including additional requirements relating to Audit Committee members.

### Board of Directors and Board Committees

The Board of Directors held five meetings during 2006. Kerry Hicks and J.D. Kleinke attended the 2006 annual meeting of stockholders.

We have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

*Audit Committee*

Our Audit Committee is comprised solely of independent Board members. The Audit Committee members are as follows: Ms. Boland (Chairperson), Mr. Quattrone and Dr. Matthews. The Audit Committee has sole authority to retain, compensate, terminate, oversee and evaluate the independent auditors, and reviews and approves in advance all audit and non-audit services (other than prohibited non-audit services) performed by the independent auditors. In addition, the Audit Committee reviews and discusses with management and the independent auditors the audited financial statements included in our filings with the Securities and Exchange Commission; oversees our compliance with legal and regulatory requirements; and meets separately with the independent auditors as often as deemed necessary or appropriate by the Committee. In this regard, the Audit Committee also reviews major issues regarding accounting principles and financial statement presentation, and periodically discusses with management our major financial risk exposures and the steps that management has taken to monitor and control such exposures.

The Board of Directors has determined that Mary Boland is an "audit committee financial expert" as that term is defined in Securities and Exchange Commission regulations and all members of the Audit Committee are independent within the meaning of the rules of the NASDAQ Stock Market, Inc.

The Audit Committee operates pursuant to a written charter and met five times during 2006.

*Compensation Committee*

The Compensation Committee is currently comprised of Mr. Quattrone (Chairman) and Ms. Boland. Mr. Peter Cheesbrough, a former Board member, served as a member of our Compensation Committee through July 24, 2006. Mr. Cheesbrough did not stand for reelection at our 2006 Annual Meeting of Stockholders. The Compensation Committee is responsible for developing and recommending to the Board of Directors compensation plans and programs for executive officers and other employees and annually reviewing the adequacy of the plans and programs; establishing compensation arrangements and incentive goals for executive officers and administering our incentive and equity-based plans; reviewing the performance of executive officers, awarding incentive compensation and adjusting compensation arrangements as appropriate based on performance and other factors; and reviewing and monitoring management development and succession plans. The Compensation Committee also reviews and discusses with management the Compensation Discussion and Analysis. The Compensation Committee may take into consideration when setting the compensation levels of the executive officers (other than the CEO) any recommendations of the CEO with respect to the other executive officers. With the exception of Mr. David Hicks, whose salary is set based upon his employment agreement, our CEO typically recommends annual salary increases for our NEOs to the Compensation Committee. In addition, at the end of the year, our CEO, in conjunction with our Chief Financial Officer, prepares a recommendation to the Compensation Committee as to how the annual discretionary pool should be allocated to each individual employee, including our NEOs. The Compensation Committee also engaged with Pearl Meyer & Partners, an independent compensation consultant, to provide recommendations concerning the restricted stock grants made available to our NEOs and other officers.

The Compensation Committee operates pursuant to a written charter and met four times during 2006.

*Nominating and Corporate Governance Committee*

The Nominating and Corporate Governance Committee was established on September 28, 2005 and is currently comprised of Dr. Matthews (Chairman) and Mr. Quattrone. The Nominating and Corporate Governance Committee recommends to the Board of Directors nominees for election as directors, the responsibilities of the committees of the Board of Directors, and each committee's membership; oversees the annual evaluation of the Board of Directors and its committees; reviews the adequacy of our Corporate Governance Guidelines; and recommends other corporate governance-related matters for consideration by the Board of Directors. All members of the Nominating and Corporate Governance Committee are independent.

The Nominating and Corporate Governance Committee operates pursuant to a written charter and met three times during 2006.

**Consideration of Director Candidates**

Our Nominating and Corporate Governance Committee recommends to the Board of Directors candidates for membership on the Board of Directors. Our Corporate Governance Guidelines and the Charter of the Nominating and Corporate Governance Committee provide that, in considering its recommendations of candidates for nomination, the Committee will seek individuals who evidence strength of character, mature judgment and the ability to work collegially with others. Our Corporate Governance Guidelines and the Charter of the Nominating and Corporate Governance Committee also provide that the Board of Directors should include directors who collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of our business. Therefore, in considering whether to nominate a person for election as a director, the Nominating and Corporate Governance Committee will consider the contribution such person can make to the collective competencies of the Board of Directors based on such person's background. The manner in which the Nominating and Corporate Governance Committee evaluates potential directors will be the same for candidates recommended by stockholders as for candidates recommended by others. Stockholders can recommend candidates for nomination by writing to the Corporate Secretary, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. In accordance with our by-laws, in order to enable consideration of the candidate in connection with our 2008 annual meeting of stockholders, a stockholder must submit the following information no later than April 22, 2008: (1) The name of the candidate and information about the candidate that would be required to be included in a proxy statement under the rules of the Securities and Exchange Commission; (2) information about the relationship between the candidate and the recommending stockholder; (3) the consent of the candidate to service as a director; and (4) proof of the number of shares of our common stock that the recommending stockholder owns and the length of time the shares have been owned. In considering any candidate proposed by a stockholder, the Nominating and Corporate Governance Committees will reach a conclusion based on the criteria described above. The Nominating and Corporate Governance Committees may seek additional information regarding the candidate. After full consideration, the stockholder proponent will be notified of the decision of the Nominating and Corporate Governance Committee.

**Communications with the Board of Directors**

Stockholders and other interested persons may communicate with the Board of Directors by writing to the Board of Directors, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or, if the communication is to be directed solely to the independent members of the Board of Directors, to Independent Directors, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. In addition, stockholders and other interested parties may contact our Audit Committee to report complaints about our accounting, internal accounting controls or auditing matters by writing to Audit Committee, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. Communications to the Board of Directors regarding accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other concerns will be addressed as determined by the Board of Directors. You can report your concerns to the Board of Directors or the Audit Committee anonymously or confidentially. Stockholders also can communicate directly with our Chairman and CEO, Kerry Hicks, or our Audit Committee Chairperson, Mary Boland, via e-mail directly from the Investor Relations section of our website.

### Code of Conduct

We have a Code of Conduct applicable to all of our officers, other employees and directors. Among other things, the Code of Conduct is designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely, and understandable disclosures in periodic reports required to be filed by us; and to promote compliance with applicable governmental laws, rules and regulations. The Code of Conduct provides for the prompt internal reporting of violations of the Code of Conduct to an appropriate person identified in the Code of Conduct and contains provisions regarding accountability for adherence to the Code of Conduct. We have posted the Code of Conduct in the Investor Relations section of our website, which is located at www.healthgrades.com/investorrelations. You may request a print copy of the Code of Conduct by contacting Allen Dodge, Executive Vice President and Chief Financial Officer, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 (telephone number - (303) 716-0041). We intend to satisfy the disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Conduct by disclosing such matters in the Investor Relations section of our website.

### Compensation of Directors

The Nominating and Corporate Governance Committee of the Board of Directors periodically reviews compensation for our non-employee directors. Effective January 1, 2006, annual compensation for each of our non-employee directors was as follows:

(i) $15,000 in cash; and

(ii) $15,000 in restricted stock to be issued under our Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant. The number of shares issued was determined by dividing $15,000 by $4.39, the closing price of our stock on the date of grant, July 24, 2006.

| Name and Principal Position | Fees Earned or Paid in Cash ($)(1) | Stock Awards ($)(2) | Option Awards ($)(3) | Total ($) |
|---|---|---|---|---|
| John Quattrone<br>Chairman, Compensation Committee | $ 15,000 | $ 3,298 | $ 2,246 | $ 20,544 |
| Leslie Matthews, M.D.<br>Chairman, Nominating Committee | $ 15,000 | $ 3,298 | $ 2,246 | $ 20,544 |
| Mary Boland<br>Chairperson, Audit Committee | $ 8,125 | $ 12,967 | $ - | $ 21,092 |
| J.D. Kleinke | $ 3,750 | $ - | $ 96,586 | $ 100,336 |

(1) This column represents the amount of cash compensation earned in 2006 for Board and committee service. Ms. Boland received a pro-rated amount of cash compensation from her appointment to the Board on June 21, 2006. Mr. Kleinke served as Vice Chairman, an employee of the company, until he resigned from that position effective September 30, 2006 due to commitments outside the company. The cash compensation represents a pro-rated portion of the $15,000 annual Board compensation from October 1, 2006 through December 31, 2006. Mr. Kleinke remains a member of our Board and now receives the same compensation as all non-employee Board members.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to 2006 for the fair value of the shares of restricted stock granted on July 24, 2006, calculated in accordance with SFAS 123R. The amounts shown in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column reflect our financial accounting expense for these awards, are not intended to reflect the actual value that will be recognized by the directors. In addition to the annual restricted stock grant described above, Ms. Boland received an initial grant of 20,000 shares of restricted stock for her appointment to the Board during 2006. These shares were granted on July 24, 2006 and vest in equal installments on each of the first four anniversaries from the date of grant.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to 2006 for the fair value of the option awards which were not fully vested as of January 1, 2006, calculated in accordance with SFAS 123R. The amounts shown in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column reflect our financial accounting expense for these awards, are not intended to reflect the actual value that will be recognized by the directors.

The table below lists information regarding outstanding restricted stock held by our directors as of December 31, 2006.

**Outstanding Stock Awards at 2006 Year-End**

| Director | Grant Date | Stock Awards | Grant-Date Fair Value |
|---|---|---|---|
| John Quattrone | 7/24/2006 | 3,416 | 14,996 |
| Leslie Matthews, M.D. | 7/24/2006 | 3,416 | 14,996 |
| Mary Boland | 7/24/2006 | 3,416 | 14,996 |
| | 7/24/2006 | 20,000 | 87,800 |

The table below lists information regarding outstanding option awards held by our directors as of December 31, 2006.

**Outstanding Option Awards at 2006 Year-End**

| Director | Grant Date | Option Awards | Grant-Date Fair Value |
|---|---|---|---|
| John Quattrone | 11/29/2000 | 20,000 | 8,000 |
| | 4/17/2002 | 100,000 | 5,000 |
| | 6/25/2003 | 50,000 | 14,000 |
| J.D. Kleinke | 6/25/2003 | 16,667 | 4,667 |
| | 1/1/2005 | 50,000 | 121,500 |

## REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of three independent directors and operates under a written charter adopted by the Board of Directors. The Audit Committee selects the Company's independent accountants.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with applicable auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

The Company's independent accountants also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent accountants that firm's independence.

The Audit Committee further discussed with the Company's independent accountants the overall scope and plans for their respective audit. The Audit Committee meets periodically with the independent accountants, with and without management present, to discuss the results of their audit and quarterly reviews, their evaluation of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting.

Based on these discussions and reviews, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission.

Mary Boland (Chairperson)
Leslie S. Matthews, M.D.
John J. Quattrone

## COMPENSATION OF EXECUTIVE OFFICERS

### Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K/A and our proxy statement for our 2007 annual meeting of stockholders. This report is provided by the following independent directors, who comprise the committee:

John J. Quattrone (Chairman)
Mary Boland

### Compensation Discussion and Analysis

*Overview and History of Our Compensation Program*

The Compensation Committee is responsible for establishing, implementing and monitoring the administration of compensation programs in accordance with our compensation philosophy and strategy as well as approving executive compensation and equity plan awards. A Compensation Committee Charter is available under Corporate Governance in the Investor Relations section of our website. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, comparisons to our annual operating budget as well as consultation with independent compensation consultants, as appropriate.

The elements of our executive compensation program include salary, annual cash incentives and equity-based awards. In early 2002, we granted certain stock option grants and provided equity purchase opportunities to our executives. At that time, we were not profitable and were seeking to conserve our cash resources. Accordingly, and in light of a continuing expense control program that effectively precluded meaningful salary increases or cash bonuses for executives and led to reductions in our staff, the Compensation Committee determined that option grants and equity purchase opportunities were the best available alternatives for encouraging executives to continue their employment with us and devote the substantial time and effort necessary to further develop our business.

As a result of these equity grants, from 2003 through 2005 our general executive compensation philosophy was to provide modest salary increases, cash incentives based on the degree of improvement in our performance and no equity compensation. All of the equity awards granted to the majority of our named executive officers ("NEOs") in prior years were completely vested by the end of 2005. As such, during 2006 we issued additional equity grants to address both long-term incentives and retention of these key executives. In light of the passage of time since the 2002 equity awards and our continuing performance and growth, the Compensation Committee determined that it was appropriate to review our compensation philosophy. Following this review, and in conjunction with recommendations provided by an independent compensation consultant from Pearl Meyer & Partners, the Compensation Committee determined to make available to our NEOs, as well to other officers to be determined by means of a pool, a significant restricted stock grant. In addition, the Compensation Committee reinstated an annual equity grant program for the NEOs.

*Compensation Objectives*

The goal of our executive compensation program is to create value for our stockholders through a program that addresses both executive performance as well as retention. We design our executive compensation so that an individual's total compensation is directly correlated with the performance of our company and, in some cases, individual performance. Our executive compensation program emphasizes performance-based annual cash incentives because they permit the Compensation Committee to provide incentive to our NEOs, in any particular year, to pursue particular objectives that the Compensation Committee believes are consistent with the overall goals and long-term strategic direction that the Board has set for the company. For example, in 2003, cash flow was deemed to be a significant performance metric and annual incentives where tied, in part, to our operating cash flow. In more recent years, including 2006, the performance metrics principally have been revenue growth and operating income.

We seek to achieve an appropriate mix between cash payments and equity incentive awards in order to meet our objectives. Our mix of compensation elements is designed to reward recent results and motivate long-term performance and retention. Although we periodically review competitive market compensation, we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on such data to determine executive compensation. As evidenced by our recent decision to reinstitute equity grants to our executives, we continuously assess our compensation program in order to respond to and adjust for changes in our company, our performance and the business environment in which we operate.

*The Elements of Our Executive Compensation Program*

The elements of our executive compensation program are as follows:

- Base salary
- Annual cash incentive
- Equity-based awards

***Base salary***

Base salaries are used to provide a fixed amount of compensation for the executive officer's scope of their responsibilities. The base salary of two of our executives, Kerry R. Hicks, our Chief Executive Officer, and David G. Hicks, one of our Executive Vice Presidents, is governed by the terms of employment agreements between each of the executives and us, which have been in effect for a number of years. Salaries for the other NEOs are set at levels commensurate with the executive's scope of responsibilities and effectiveness. Except for our two executive officers who are subject to employment agreements, the salaries of the NEOs are reviewed by the Compensation Committee on an annual basis, as well as at the time of a promotion or other change in responsibilities. Increases in salary are based on an evaluation of the individual's performance and level of responsibilities. With the exception of Mr. David Hicks, whose salary is set based upon his employment agreement, our Chief Executive Officer typically recommends annual salary increases for our NEOs to the Compensation Committee. Our Compensation Committee takes into consideration this recommendation prior to setting the annual base salaries.

*Annual cash incentive*

Annual cash incentives are performance-based incentives that are designed to reward annual achievements that are aligned with what we believe are most relevant to our stockholders, company revenue growth and profitability. Our annual cash incentive program provides additional cash compensation to our NEOs only if, and to the extent that, performance criteria set by the Compensation Committee are met. For 2006, 50% of each executive officer's potential cash incentive was tied to our annual revenues compared to our operating budget and 50% was tied to our annual operating income compared to our operating budget. Executives are also eligible for an additional discretionary bonus determined by the Compensation Committee based upon each executive's individual performance. Typically at the beginning of each year an annual discretionary pool is set that can be utilized for any company employee, including our NEOs. At the end of each year, our Chief Executive Officer, in conjunction with our Chief Financial Officer, prepares a recommendation to the Compensation Committee as to how this pool should be allocated to the individual employee. For 2006, the total annual discretionary pool was approximately $118,000.

For our 2006 cash incentive program, each executive officer was eligible to receive the following:

- No payment for either the annual revenue or operating income target if our actual performance was less than 85% of our annual operating budget for the respective metric;
- A payment of 40% of the total potential incentive amount for the respective metric if either our annual revenue or operating income was greater than 85% but less than 105% of our annual operating budget;
- A payment of 70% of the total potential incentive amount for the respective metric if either our annual revenue or operating margin was greater than 105% but less than 115% of our annual operating budget; and
- A payment of 100% of the total potential incentive amount for the respective metric if either our annual revenue or operating margin was greater than 115% of our annual operating budget.

The salaries paid and the annual cash incentives awarded to the NEOs in 2006 are shown in the Summary Compensation Table on page 66.

***Equity-based awards***

*Performance Grant*

In 2006, the Compensation Committee determined to make available to our NEOs, and to other officers to be determined by means of a pool, a significant restricted stock grant (the "Performance Grant") as both a retention tool as well as a long-term incentive. This Performance Grant will vest solely upon the achievement of substantial performance conditions or upon a change in control as described below. In order to effect this program and to retain the flexibility to grant shares of restricted stock, which were not allowed under our previous equity compensation plan, during 2006, the Board of Directors adopted, subject to stockholder approval, an amended and restated equity compensation plan. This plan was approved by our stockholders at our annual meeting on July 24, 2006 and the awards under the Performance Grant were made on that date.

The restricted stock underlying the Performance Grant will vest in 25% increments on the achievement of each of the following performance goals:

1. Achievement of annual revenues of $60 million;
2. Achievement of annual revenues of $80 million;
3. Achievement of operating income of $18 million and 30 percent operating margin; and
4. Achievement of operating income of $25 million and 30 percent operating margin.

In addition, in the event of a change in control (defined as the sale of substantially all of the company's assets or common stock) the shares underlying the Performance Grant will vest as follows:

| If a change in control occurs: | The percentage of shares underlying the Performance Grant that will vest is: |
|---|---|
| Within six months following the date of the award (July 24, 2006) | 25 % |
| More than six months but less than one year following the date of the award | 50 % |
| More than one year but less than two years following the date of the award | 75 % |
| More than two years following the date of the award | 100 % |

However, if, in connection with the change in control, our stockholders receive cash or securities having a value of at least $8.00 per share, all shares underlying the Performance Grant will vest.

The performance goals noted above were determined by the Compensation Committee in conjunction with advice from an independent compensation consultant. The goals were set to be stretch goals such that there is substantial uncertainty whether these goals will be achieved, but if they are, they would represent a substantial milestone for us and provide substantial value to our stockholders.

The amounts of these awards for each executive were determined by the Compensation Committee based upon their historical performance and scope of responsibilities. In addition, the number of shares was intended to be material to the executives, taking into consideration the beneficial holdings of each executive. For the grants to each NEO, see the table headed "2006 Grants of Plan-Based Awards" below.

*Annual equity grant*

The Compensation Committee also determined in 2006 to reinstitute an annual equity program. Following approval by our stockholders of the amended and restated equity compensation plan as noted above, our NEOs were granted additional shares of restricted stock that will vest over a four year period as follows:

10% vesting in 2007;
20% vesting in 2008;
30% vesting in 2009; and
40% vesting in 2010.

The vesting provisions were weighted toward future years to encourage retention of the NEOs. For the grants to each NEO, see the table headed "2006 Grants of Plan-Based Awards" below. The Compensation Committee anticipates an ongoing annual grant of restricted stock to our NEOs with similar vesting provisions.

***Post-Termination Compensation***

We have entered into employment agreements with two of our NEOs, including our Chief Executive Officer. Each of these agreements provides for certain payments and other benefits if the executive's employment terminates under certain circumstances, including in the event of a change in control. In addition, two other NEOs also have arrangements that would provide them with certain payments in the event the executive is terminated. See "Potential Payments upon Termination or Change in Control" and "Employment Agreements" below for a description of these changes in control and severance benefits.

***Other Compensation***

In addition to the compensation described above, we also contribute, on an annual basis, a 3% qualified non-elective contribution to the accounts of all employees, including the NEOs, under our retirement savings plan based on base salary up to the maximum allowed under Section 401(a)(17) of the Internal Revenue Code.

***Equity Grant Practices***

We do not currently intend to issue additional stock options to the NEOs. For grants made in prior years, the exercise price of each stock option awarded to our executives under our equity compensation plan was the closing price of our common stock on the date of grant, which was typically the date of our annual meeting at which equity awards to senior executives were determined. We currently intend to provide our NEOs with an annual grant of restricted stock, to be granted at our annual meeting. The number of shares as well as vesting provisions will be determined by the Compensation Committee. Scheduling decisions with respect to our annual meeting are made without regard to anticipated earnings or other major announcements by the Company. We prohibit the repricing of stock options.

### *Tax Deductibility of Compensation*

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to our Chief Executive Officer or any of our four other most highly compensated executive officers who are employed as of the end of the year. This limitation dose not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by stockholders). For 2006, the grants of restricted stock and the payment of annual cash incentives were designed to satisfy the requirements for deductible compensation.

### *Potential Impact on Compensation from Executive Misconduct*

If the Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on offending party as it deems appropriate. Discipline would vary depending on the facts and circumstances, and may include termination of employment and seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on any restated financial results. We do not have any agreements or policies that would require such reimbursement. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities

### *Accounting for Stock-Based Compensation*

Beginning on January 1, 2006, we began accounting for stock-based payments in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R).

## Summary Compensation Table

The following table summarizes the total compensation earned by each of our Chief Executive Officer, our Chief Financial Officer, and our three next most highly paid executive officers for the fiscal year ended December 31, 2006.

| Name and Principal Position | Year | Salary | Stock Awards (1) | Non-Equity Incentive Plan Compensation (2) | All Other Compensation (3) | Total |
|---|---|---|---|---|---|---|
| Kerry Hicks<br>Chairman, President and<br>Chief Executive Officer | 2006 | $ 315,683 | $ 19,338 | $ 130,000 | $ 34,058 | $ 499,079 |
| Allen Dodge<br>Executive Vice President<br>and Chief Financial Officer | 2006 | $ 189,422 | $ 7,252 | $ 26,000 | $ 5,654 | $ 228,328 |
| David Hicks<br>Executive Vice President | 2006 | $ 214,665 | $ 7,252 | $ 26,000 | $ 6,435 | $ 254,352 |
| Sarah Loughran<br>Executive Vice President | 2006 | $ 210,000 | $ 7,252 | $ 26,000 | $ 6,283 | $ 249,535 |
| Steve Wood (4)<br>Executive Vice President | 2006 | $ 98,557 | $ 14,503 | $ 5,000 | $ 1,656 | $ 119,716 |

(1) This column represents the dollar amount recognized for financial reporting purposes with respect to the 2006 fiscal year for the fair value of restricted stock granted in 2006 in accordance with SFAS 123R. All equity awards granted to our NEOs in prior years are not reflected in this column because all of the prior year equity awards were fully vested prior to January 1, 2006. The amounts shown in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. See the "2006 Grants of Plan-Based Awards" table for information on awards made in 2006. The amounts in this column reflect our financial accounting expense for these awards, and are not intended to reflect the actual value that will be recognized by the NEOs.

(2) This column represents the amounts earned by our NEOs under our annual cash incentive program for 2006, and paid in 2007. A portion of the non-equity incentive plan compensation was paid out to our NEOs as a discretionary bonus as follows: Kerry Hicks - $32,882; Allen Dodge - $7,921; David Hicks - $5,216; and Sarah Loughran - $6,890.

(3) For all of our NEOs except our Chief Executive Officer, this column reflects amounts that we contributed to the accounts of the NEOs under our retirement savings plan. With respect to our Chief Executive Officer, this column also includes $27,458 paid by us with respect to half of the total amounts that our Chief Executive Officer paid for an ownership interest in a suite at the Pepsi Center in Denver, Colorado. This ownership interest entitles the Chief Executive Officer to certain seats in the suite to a number of events that are held at the Pepsi Center throughout a calendar year. The majority of these tickets were given to our employees as a non-cash benefit.

(4) Mr. Wood began his employment with us on July 10, 2006.

## 2006 Grants of Plan-Based Awards

The following table provides a summary of grants of plan-based awards made in 2006 to our NEOs.

| Name | Grant Date(1) | Estimated future payouts under equity incentive plan awards (2) | | | All other stock awards: Number of shares of stock or units (#)(3) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|
| | | Threshold (#) | Target (#) | Maximum (#) | | |
| Kerry Hicks | 7/24/2006 | | | | 40,000 | 175,600 |
| | 7/24/2006 | 107,837 | 215,674 | 431,348 | | 1,893,618 |
| Allen Dodge | 7/24/2006 | | | | 15,000 | 65,850 |
| | 7/24/2006 | 25,000 | 50,000 | 100,000 | | 439,000 |
| David Hicks | 7/24/2006 | | | | 15,000 | 65,850 |
| | 7/24/2006 | 28,750 | 57,500 | 115,000 | | 504,850 |
| Sarah Loughran | 7/24/2006 | | | | 15,000 | 65,850 |
| | 7/24/2006 | 39,284 | 78,568 | 157,136 | | 689,827 |
| Steve Wood | 7/24/2006 | | | | 30,000 | 131,700 |
| | 9/27/2006 | 7,500 | 15,000 | 30,000 | | 135,900 |

(1) All awards with a grant date of July 24, 2006 were recommended for approval by our Compensation Committee subject to approval by our stockholders of an amendment and restatement of our 1996 Equity Compensation Plan. Such approval was granted by our stockholders at our annual meeting of stockholders on July 24, 2006.

(2) These columns represent the potential number of shares of restricted stock, from the Performance Grant described on page 64, which will vest for each NEO in 25% increments if certain performance targets are achieved or in full if a change in control occurs. The performance targets relate to revenues, operating income and operating margin and are described in detail on page 64. The Threshold column represents the amount of restricted stock that will vest if one of the four performance targets of the Performance Grants are met, the Target column represents the amount of restricted stock that will vest if any two of the four performance targets are achieved and the Maximum column represents the amount of restricted stock that will vest if all of the four performance targets are achieved.

(3) This column represents the number of restricted stock granted in 2006 to the NEOs. These shares vest and become exercisable over a four year period (10% in 2007, 20% in 2008, 30% in 2009 and 40% in 2010).

## Outstanding Equity Awards at 2006 Year-End

The following table provides a summary of equity awards outstanding at December 31, 2006 for each of our NEOs. This table includes unexercised stock options, unvested restricted stock and restricted stock with performance conditions that have not yet been satisfied. The vesting schedule for each grant is shown following this table, based on the option or stock award grant date. All awards are fully vested with the exception of the 2006 restricted stock award and Performance Grants. The market value of the stock awards is based on the closing market price of our common stock on the NASDAQ Capital Market as of December 31, 2006, which was $4.49. Stock awards listed under the column, "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" are subject to certain performance conditions. The market value as of December 31, 2006, shown below assumes that all of the performance conditions have been satisfied. For additional information regarding these performance conditions, see the description of equity incentive compensation on page 64.

| Name | Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#) | Option Exercise Price ($) | Option Expiration Date | Stock Awards: Number of Shares or Units of Stock That Have Not Been Vested (#) | Market Value of Shares or Units of Stock That Have Not Been Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
|---|---|---|---|---|---|---|---|
| Kerry Hicks | 475,000 (1) | 0.5625 | 4/28/09 | | | | |
| | 260,000 (2) | 0.6250 | 11/19/10 | | | | |
| | 61,719 (2) | 0.7500 | 2/8/11 | | | | |
| | 1,493,104 (3) | 0.1000 | 2/6/12 | | | | |
| | | | | 40,000 (4) | 179,600 | 431,348 (5) | 1,936,753 |
| Allen Dodge | 28,000 (1) | 0.5625 | 4/28/09 | | | | |
| | 15,500 (2) | 0.1700 | 7/30/11 | | | | |
| | 580,000 (3) | 0.1000 | 2/6/12 | | | | |
| | | | | 15,000 (4) | 67,350 | 100,000 (5) | 449,000 |
| Dave Hicks | 200,000 (1) | 0.5625 | 4/28/09 | | | | |
| | 100,000 (2) | 0.6250 | 11/19/10 | | | | |
| | 24,940 (2) | 0.7500 | 2/8/11 | | | | |
| | 800,000 (3) | 0.1000 | 2/6/12 | | | | |
| | | | | 15,000 (4) | 67,350 | 115,000 (5) | 516,350 |
| Sarah Loughran | 100,000 (2) | 0.8750 | 7/30/10 | | | | |
| | 16,369 (2) | 0.7500 | 2/8/11 | | | | |
| | 770,000 (3) | 0.1000 | 2/6/12 | | | | |
| | | | | 15,000 (4) | 67,350 | 157,136 (5) | 705,541 |
| Steve Wood | | | | 30,000 (4) | 134,700 | 30,000 (5) | 134,700 |

| Note | Vesting Schedule |
|---|---|
| (1) | Six month cliff vesting |
| (2) | 33.3% per year beginning on the anniversary of the grant |
| (3) | 13.6% vesting in six months |
| | 13.6% vesting in twelve months |
| | 54.6% vesting based on certain cash flow performance criteria |
| | 9.1% vesting based on closing stock price of $0.35 |
| | 9.1% vesting based on closing stock price of $0.50 |
| (4) | 10%/20%/30%/40% per year beginning on the anniversary of the grant |
| (5) | See performance vesting schedule on page 64 |

## Option Exercises and Stock Vested in 2006

The following table reports all options exercised in 2006 by our NEOs and the value realized on exercise.

| Name | Option Awards: Number of Shares Acquired on Exercise (#) | Option Awards: Value Realized on Exercise |
|---|---|---|
| Kerry Hicks | - | - |
| Allen Dodge | - | - |
| David Hicks | - | - |
| Sarah Loughran (1) | 30,000 | $ 96,300 |
| Steve Wood | - | - |

(1) Ms. Loughran exercised 30,000 stock options on February 7, 2006, with an exercise price of $0.10 per share and market price of $3.31 per share.

## Potential Payments upon Termination or Change in Control

The following table presents the estimated value of the payments and other benefits that would be provided to each of our NEOs under existing plans and arrangements if the NEO's employment had terminated on December 29, 2006, given the NEO's compensation as of such date and, if applicable, based on our closing stock price on that date. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be materially different than the payments described below. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

| Name | Executive Benefit and Payments Upon Separation | Voluntary Termination | Involuntary Not For Cause Termination | For Cause Termination | Involuntary for Good Reason Termination (Change in Control) | Disability | Death |
|---|---|---|---|---|---|---|---|
| Kerry Hicks | **Compensation: (1)** | | | | | | |
| | Salary | $ 6,071 | $ 401,336 | $ 58,773 | $ 954,706 | $ 164,177 | $ 6,071 |
| | Incentive Compensation | $ 130,000 | $ 130,000 | $ 130,000 | $ 520,000 | $ 130,000 | $ 130,000 |
| | **Long-Term Incentive Compensation: (2)** | | | | | | |
| | RSA | | | | $ 179,600 | | |
| | RSA-Performance | | | | $ 484,188 | | |
| | **Benefits & Perquisites (3)** | | | | | | |
| | Health & Welfare Benefits | | $ 4,278 | | $ 4,278 | | |
| | Accrued Vacation Pay | $ 47,049 | $ 47,049 | $ 47,049 | $ 47,049 | $ 47,049 | $ 47,049 |
| Allen Dodge | **Compensation: (4)** | | | | | | |
| | Salary | $ 3,942 | $ 106,702 | $ 3,942 | $ 106,702 | $ 3,942 | $ 3,942 |
| | Incentive Compensation | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 |
| | **Long-Term Incentive Compensation: (2)** | | | | | | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | RSA | | | | $ 67,350 | | |
| | RSA-Performance | | | | $ 112,250 | | |
| | **Benefits & Perquisites (5)** | | | | | | |
| | Accrued Vacation Pay | $ 14,880 | $ 14,880 | $ 14,880 | $ 14,880 | $ 14,880 | $ 14,880 |
| David Hicks | **Compensation: (1)** | | | | | | |
| | Salary | $ 4,128 | $ 255,176 | $ 39,992 | $ 649,683 | $ 111,721 | $ 4,128 |
| | Incentive Compensation | $ 26,000 | $ 26,000 | $ 26,000 | $ 104,000 | $ 26,000 | $ 26,000 |
| | **Long-Term Incentive Compensation: (2)** | | | | | | |
| | RSA | | | | $ 67,350 | | |
| | RSA-Performance | | | | $ 129,088 | | |
| | **Benefits & Perquisites (3)** | | | | | | |
| | Health & Welfare Benefits | | $ 5,430 | | $ 5,430 | | |
| | Accrued Vacation Pay | $ 7,645 | $ 7,645 | $ 7,645 | $ 7,645 | $ 7,645 | $ 7,645 |
| Sarah Loughran | **Compensation: (6)** | | | | | | |
| | Salary | $ 4,038 | $ 4,038 | $ 4,038 | $ 4,038 | $ 4,038 | $ 4,038 |
| | Incentive Compensation | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 | $ 26,000 |
| | **Long-Term Incentive Compensation: (2)** | | | | | | |
| | RSA | | | | $ 67,350 | | |
| | RSA-Performance | | | | $ 176,385 | | |
| | **Benefits & Perquisites (5)** | | | | | | |
| | Accrued Vacation Pay | $ 10,811 | $ 10,811 | $ 10,811 | $ 10,811 | $ 10,811 | $ 10,811 |
| Steve Wood | **Compensation: (7)** | | | | | | |
| | Salary | $ 3,942 | $ 89,359 | $ 3,942 | $ 89,359 | $ 3,942 | $ 3,942 |
| | Incentive Compensation | $ 5,000 | $ 5,000 | $ 5,000 | $ 5,000 | $ 5,000 | $ 5,000 |
| | **Long-Term Incentive Compensation: (2)** | | | | | | |
| | RSA | | | | $ 33,675 | | |
| | RSA-Performance | | | | $ 134,700 | | |
| | **Benefits & Perquisites (8)** | | | | | | |
| | Health & Welfare Benefits | | $ 3,565 | | $ 3,565 | | |
| | Accrued Vacation Pay | $ (2,121) | $ (2,121) | $ (2,121) | $ (2,121) | $ (2,121) | $ (2,121) |

(1) This amount represents the base salary and incentive compensation due to the NEO under the employment agreement between us and the NEO. The salary component payment depends upon the type of separation event (e.g., change in control, for cause termination, voluntary termination, etc.) and varies from a minimum amount upon voluntary termination (which represents accrued salary as of December 31, 2006 related to 2006 service which had not been paid as of December 31, 2006) to a maximum of 300% of base salary upon a change in control. The incentive compensation component is dependent upon the type of event and varies from a minimum amount (which represents the accrued incentive compensation as of December 31, 2006 related to 2006 service which had not been paid as of December 31, 2006) to a maximum of 300% of the accrued incentive compensation.

(2) The restricted stock award (RSA) represents the value of the shares that would become vested upon a change in control, valued as of December 31, 2006. The performance restricted stock award (RSA – Performance) represents the value of the shares that would become vested upon a change in control as of December 31, 2006. In accordance with the terms of the RSA – Performance, because our stock price was less than $8.00 as of December 31, 2006, 25% of the awards would vest. See page 64 and 65 for a complete description of the vesting provisions for these awards.

(3) The health and welfare benefits represent payment to be made in accordance with the NEO's employment agreement. Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2006.

(4) The salary amount represents the accrued salary for Mr. Dodge as of December 31, 2006 (for 2006 service which had not been paid as of December 31, 2006) for all separation events with the exception of an involuntary termination without cause or a change in control. For an involuntary termination without cause or a change in control, Mr. Dodge would receive a payment equivalent to six months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2006 (related to 2006 incentive compensation which had not been paid as of December 31, 2006).

(5) Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2006.

6) The salary and incentive compensation amounts represent the amounts accrued for salary and incentive compensation for 2006 service for Ms. Loughran which had not yet been paid as of December 31, 2006. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2006 (related to 2006 incentive compensation which had not been paid as of December 31, 2006).

(7) The salary amount represents the accrued salary for Mr. Wood as of December 31, 2006 (for 2006 service which had not been paid as of December 31, 2006) for all separation events with the exception of an involuntary termination without cause or a change in control. For an involuntary termination without cause or a change in control. Mr. Wood would receive a payment equivalent to five months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2006 (related to 2006 incentive compensation which had not been paid as of December 31, 2006).

(8) These payments would be made to Mr. Wood solely in the event of a termination on a not for cause basis or a change in control. Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2006. As Mr. Wood had taken more paid time off than he earned as of December 31, 2006, this amount would be repaid to us.

## Employment Agreements

Mr. Kerry Hicks is employed by us under an employment agreement dated as of April 1, 1996. The agreement is renewable automatically for one year periods unless terminated by one of the parties. The agreement provided for Mr. Kerry Hicks to receive an annual salary rate of $250,000 for 1998, with cost of living increases for the years following March 31, 1998. In addition, the agreement provides for annual incentive compensation equal to up to 100% of Mr. Kerry Hicks' base salary based on performance targets established by the Board of Directors.

Mr. David Hicks is employed by us under an employment agreement dated as of March 1, 1996. The agreement is renewable automatically for one year periods unless terminated by one of the parties. The agreement provided for Mr. David Hicks to receive an annual base salary of $144,000 for 1998, with cost of living increases for the years following February 28, 1998. In connection with Mr. David Hicks' appointment as Senior Vice President in 1999, his base salary was increased to $172,500. In addition, the agreement provides for annual incentive compensation equal to up to 75% of his base salary based on performance targets established by the Board of Directors.

Under each of the employment agreements described above, in the event that the officer is terminated without cause and there has been no change of control of the Company, we will pay the officer his base salary for the remaining term of the agreement and any earned but unpaid salary and incentive compensation. In the event the officer is terminated with cause, regardless of whether there has been a change of control, we will pay the officer his base salary for 60 days following such termination. If the officer is terminated without cause upon a change of control, he is entitled to receive a lump sum payment upon his termination equal to 300% of his base salary plus 300% of his annual incentive compensation for the prior year. Each agreement contains certain confidentiality covenants.

## CERTAIN TRANSACTIONS

### Indemnification of our Chief Executive Officer and Derivative Complaint

For the year ended December 31, 2006, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $662,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as "the collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in federal court in Tennessee to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in federal court in Tennessee. The arbitrator determined that the bank had no liability.

Mr. Hicks has not been paid the arbitration award. The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award on October 26, 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks. On February 21, 2007, the court of appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. On April 6, 2007, Mr. Hicks filed a motion to enter judgment on the award. That motion is pending.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur, from the proceeds of any final awards paid to him, net of any income taxes payable by him resulting from the awards.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle, one of the collection agency parties, made allegations directed at us, Mr. Hicks and the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle, or any of the other collection agency parties, has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such any litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. A special committee of the Board is reviewing the matters raised.

On December 18, 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleges, among other items, that the defendants have wasted and continue to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks has converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants have violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle seeks a recovery to our company of the attorneys fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys fees he incurs in this matter. Mr. Cadle also seeks injunctive relief to prevent us from continuing to indemnify Mr. Hicks. In April 2007, the defendants filed a motion to dismiss the shareholder derivative complaint. The plaintiff filed a reply to this motion in May 2007.

On May 14, 2007, the arbitrator entered an award in favor of Mr. Hicks in connection with his claims of defamation and outrageous conduct. For these claims, the arbitrator awarded Mr. Hicks compensatory damages from the collection agency parties totaling $950,000. The arbitrator also awarded Mr. Hicks punitive damages totaling $950,000 against Daniel C. Cadle, Buckeye Retirement Co., LLC, Ltd and The Cadle Company and $10,000 against William Shaulis, Buckeye Retirement Co., LLC, Ltd. and The Cadle Company. With respect to the collection agency parties' claims against Mr. Hicks, the arbitrator ruled in favor of Mr. Hicks. The arbitrator ruled against Mr. Hicks with respect to his abuse of process claim.

The award entered on May 14, 2007, if not promptly paid, will be subject to confirmation by the U.S. District Court. We do not know whether the collection agency parties will appeal or otherwise contest the awards, what other actions the collection agency parties may take, when Mr. Hicks will be paid the awards, or when we may receive reimbursement for any or all of the indemnification expenses we have incurred and continue to incur in these matters.

**Other Related Party Transactions**

On January 19, 2007, we became majority owner of a newly formed company, Healthcare Credit Solutions, LLC. The minority owner, HealthCo, LLC is owned by three individuals, including Steve Wood, a HealthGrades Executive Vice President.

## Review of Related Person Transactions

The Audit Committee Charter requires the Audit Committee to review any proposed related party transactions regarding an officer or director. The Audit Committee reviewed and approved the indemnification of Mr. Hicks described above.

## AUDIT AND RELATED FEES

Fees for all services provided by Grant Thornton LLP, our independent registered public accounting firm, for 2006 and 2005 were as follows:

### Audit Fees

The aggregate fees billed for professional services rendered by Grant Thornton LLP for the audit of our annual financial statements for the years ended December 31, 2006 and 2005, the effectiveness of our internal controls over financial reporting as of December 31, 2006 and the review of the our financial statements included in the our quarterly reports on Form 10-Q filed during 2006 and 2005 were $299,349 and $99,953, respectively.

### Audit Related Fees

There were no fees billed in 2006 or 2005 for assurance and related services rendered by Grant Thornton LLP that were reasonably related to the performance of the audit or review of our consolidated financial statements and were not reported under "Audit Fees" above.

### Tax Fees

There were no fees billed in 2006 or 2005 for professional services rendered by Grant Thornton LLP for tax compliance, tax advice and tax planning.

### All Other Fees

There were no fees billed in 2006 or 2005 for products and services provided by Grant Thornton LLP, other than the services referred to above.

The Audit Committee reviews and approves in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the Audit Committee for the pre-approval of such services, including through delegation of authority to a member of the Audit Committee. For 2005 and 2006, all audit fees were reviewed and approved in advance of such services.

## INFORMATION CONCERNING INDEPENDENT AUDITORS

The Audit Committee has selected Grant Thornton LLP to serve as our independent auditors for 2007. Representatives of Grant Thornton LLP are expected to be present at the meeting, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that, if a company has a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), its officers and directors, and beneficial owners of more than ten percent of the registered class of securities must file reports of ownership of the Company's securities and changes of ownership with the Securities and Exchange Commission.

Based solely on our review of the Section 16(a) reports furnished to us during or with respect to 2006, we believe that all filings required to be made during 2006 were made on a timely basis, except that Essex Woodlands Health Ventures Fund IV, L.P., formerly a holder of more than 10% of our common stock, reported one transaction after the applicable due date.

## ADVANCE NOTICE PROCEDURES

In accordance with our by-laws, notice relating to nominations for director or proposed business to be considered at the 2008 annual meeting of stockholders must be given no earlier than March 22, 2008 nor later than April 21, 2008. These requirements do not affect the deadline for submitting stockholder proposals for inclusion in the proxy statement, nor do they apply to questions a stockholder may wish to ask at the meeting. Stockholders may request a copy of the by-law provisions discussed above from the Secretary, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

## STOCKHOLDER PROPOSALS

Stockholders may submit proposals on matters appropriate for stockholder action at annual meetings in accordance with regulations adopted by the Securities and Exchange Commission. Any proposal that an eligible stockholder desires to have presented at the 2008 annual meeting of stockholders concerning a proper subject for inclusion in the proxy statement and for consideration at the annual meeting will be included in our proxy statement and related proxy card if we receive it no later than January 31, 2008.

## SOLICITATION OF PROXIES

We will pay the cost of solicitation of proxies for the annual meeting. In addition to the mailing of the proxy material, such solicitation may be made, without extra compensation, in person or by telephone or telecopy by our directors, officers or regular employees. We may also retain a proxy solicitation firm to assist in the solicitation of proxies.

## ANNUAL REPORT ON FORM 10-K

We will provide without charge to each person solicited by this proxy statement, on the written request of any such person, a copy of our Annual Report on Form 10-K (excluding exhibits) as filed with the Securities and Exchange Commission for our most recent fiscal year. Such written request should be directed to Allen Dodge, Executive Vice President, Chief Financial Officer and Secretary, at Health Grades, Inc. located at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

The above Notice and Proxy Statement are sent by order of the Board of Directors.

Allen Dodge
Executive Vice President, Chief Financial Officer
and Secretary

May 30, 2007

## CORPORATE INFORMATION

### BOARD OF DIRECTORS

Kerry R. Hicks
*Chairman of the Board of Directors and*
*Chief Executive Officer*
*Health Grades, Inc.*

Mary M. Boland
*Senior Vice President, Finance and*
*Distribution – North America*
*Levi Strauss & Co.*

J.D. Kleinke
*Chairman and Chief Executive Officer*
*Omnimedix Institute*
*President and Chief Executive Officer*
*HSN, Inc.*

Leslie S. Matthews, M.D.
*Orthopaedic Surgeon*
*Greater Chesapeake Orthopaedic*
*Associates, LLC*

John J. Quattrone
*GM Powertrain Vice President, Global*
*Human Resources*
*GM Powertrain Headquarters*

### EXECUTIVE OFFICERS

Kerry R. Hicks
*Chairman of the Board of Directors and*
*Chief Executive Officer*

David G. Hicks
*Executive Vice President*

Sarah P. Loughran
*Executive Vice President*

Allen Dodge
*Executive Vice President and*
*Chief Financial Officer*

*Steven D. Wood PhD*
*Executive Vice President*

### CORPORATE DATA

**Independent Public Accountants**
Grant Thornton LLP
Denver, CO

**Transfer Agent**
American Stock Transfer & Trust Company
New York, NY

**Legal Counsel**
Rothgerber Johnson & Lyons LLP
Denver, CO

**Corporate Headquarters**
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, CO 80401

**Other Financial Information**
Requests for copies of our SEC periodic filings or other shareholder inquiries should be directed to Allen Dodge, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, CO 80401.

HEALTHGRADES
GUIDING AMERICA TO BETTER HEALTHCARE®

END